As filed with the Securities and Exchange Commission on March 26, 2007

Registration No. 333-141274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOUSTON WIRE & CABLE COMPANY

(Exact name of registrant as specified in its charter)

Delaware	5063	36-4151663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10201 North Loop East

Houston, TX 77029

(713) 609-2100

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Charles A. Sorrentino

President and Chief Executive Officer

Houston Wire & Cable Company

10201 North Loop East

Houston, TX 77029

(713) 609-2100

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Robert J. Minkus	Larry A. Barden
Richard T. Miller	Robert L. Verigan
Schiff Hardin LLP	Sidley Austin LLP
6600 Sears Tower	1 S. Dearborn Street
Chicago, Illinois 60606	Chicago, Illinois 60603

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$163,627,750	$5,024

(1)             Includes shares that the underwriters have the option to purchase to cover over-allotments, if any. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act based upon the average of the high and low prices of common stock on March 8, 2007 on The Nasdaq Global Market.

(2)             Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 26, 2007

Prospectus

5,500,000 Shares

Common Stock

This is a public offering of 5,500,000 shares of common stock of Houston Wire & Cable Company by the selling stockholders identified in this prospectus.  We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on The Nasdaq Global Market under the symbol “HWCC.”  On March 22, 2007, the last reported sale price of our common stock on The Nasdaq Global Market was $25.34 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to selling stockholders	$	$

Code, Hennessy & Simmons II, L.P. has granted the underwriters an option for a period of 30 days to purchase up to 825,000 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

William Blair & Company	Robert W. Baird & Co.
BB&T Capital Markets

The date of this prospectus is                  , 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 9 and our consolidated financial statements and related notes, before making an investment decision.

Our Business

We are one of the largest distributors of specialty wire and cable and related services to the U.S. electrical distribution market. In 2006, we had over 2,700 customers in over 8,000 individual locations, including virtually all of the top 200 electrical distributors in the U.S. We have strong relationships with leading wire and cable manufacturers and provide them with efficient access to the fragmented electrical distribution market. During 2006, we distributed approximately 22,000 stock-keeping units (“SKUs”) from eleven strategically located distribution centers in ten states. We are focused on providing our electrical distributor customers with a single-source solution for specialty wire and cable and related services by offering a large selection of in-stock items, exceptional customer service and high levels of product expertise.

We offer products in most categories of specialty wire and cable, including:

•        continuous and interlocked armor cable (cable encapsulated in either a seamless or interlocked aluminum protective sheath);

•        control and power cable (single or multiple conductor industrial cable);

•        electronic wire and cable (computer, audio and signal cable);

•        flexible and portable cords (flexible, heavy duty industrial cable);

•        instrumentation and thermocouple cable (cables used for transmitting signals for instruments and heat sensing devices);

•        lead and high temperature cable (single conductor cable used for low or high temperature applications);

•        medium voltage cable (cables used for applications between 2,001 volts and 35,000 volts); and

•        premise and category wire and cable (cable used for home and high speed data applications).

We also offer private branded products, including our LifeGuard™ low-smoke, zero-halogen cable. Low-smoke, zero halogen products are made with compounds that produce no halogen gases and very little smoke while under combustion.

In addition to our product offerings, we provide comprehensive value-added services including: standard same day shipment from our extensive inventory and distribution network; application engineering support through our knowledgeable sales and technical support staff; custom cutting of wire and cable to exact specifications; inventory management programs that provide job-specific asset management and just-in-time delivery; job-site delivery and logistics support; 24/7/365 customer service provided by our own employees; and customized internet-based ordering capabilities.

We were founded in 1975 and have a long history of reliable customer service, broad product selection and strong product expertise. In 1987, we completed our first initial public offering and were subsequently purchased in 1989 by ALLTEL Corporation. In 1997, we were purchased by an investment fund affiliated with Code Hennessy & Simmons LLC. In June 2006, we completed our second initial public offering. During our 31 year history, we have successfully expanded our business from one original location in Houston, Texas to eleven strategic locations nationwide.

In 2000, we acquired our largest direct competitor, the Futronix division of Kent Electronics Corporation. In 2003, we implemented a new sales and marketing strategy to expand our sales force, introduce new private branded products and work in concert with our distributor customers to generate demand from end-users in our targeted markets, including the utility, industrial and infrastructure markets. As part of this initiative, we are partnering with our distributor customers and strengthening our relationships with project and specifying engineers to stimulate demand for our specialty wire and cable. With this sales and marketing strategy, we have achieved strong financial and operating growth. Our revenue has increased from $149.1 million in 2003 to $323.5 million in 2006, representing a compound annual growth rate (“CAGR”) of 29.5%. During the same period, our operating income increased from $4.7 million to $53.1 million, representing a CAGR of 124.4%.

Recent Developments

In June 2006, we completed an initial public offering in which we sold 4,250,000 shares of common stock, and selling stockholders sold 5,525,000 shares, at a price of $13.00 per share. We used our portion of the net proceeds from the offering to repay outstanding indebtedness.

On March 14, 2007, we reported our fourth quarter and fiscal year results for 2006. For the quarter ended December 31, 2006, we generated revenue of $82.9 million, operating income of $13.7 million and net income per share of $0.39 (both on a basic and diluted basis), representing growth of 26%, 78% and 50%, respectively, over our results for fourth quarter 2005. For the year ended December 31, 2006, we generated revenue of $323.5 million, operating income of $53.1 million and net income per share of $1.62 (diluted), representing growth of 51%, 133% and 116%, respectively, over our results for 2005.

Industry Overview

We operate within the U.S. electrical distribution market, which Electrical Wholesaling magazine estimates had industry-wide sales of $84.4 billion in 2006 and expects to grow 10.5% to $93.3 billion in 2007. Electrical distribution has historically been a growing segment of the industrial distribution industry, with a CAGR of 4.8% since 1985.

Within the electrical distribution industry, our business focuses on specialty wire and cable. According to the U.S. Census Bureau, the total value of manufacturers’ shipments of specialty wire and cable totaled approximately $7.8 billion in 2005. The sales channel for specialty wire and cable depends on a number of factors, including order type, product selection, service level expectations, inventory management and delivery requirements. The greater the need for customization and high service levels, the more likely the transaction will involve a specialty wire and cable distributor such as us.

In certain circumstances, manufacturers of specialty wire and cable sell their products directly to the end-user. These transactions typically consist of a bulk volume of wire and cable, involve little or no customized services and may require long lead times between order and delivery. More frequently, an electrical distributor serves as the sales channel directly between the manufacturer and the contractor or end-user. The typical sale by an electrical distributor may involve a commonly purchased item that is specifically designated by the end-user and shipped from stock along with a variety of other electrical products. For customers requiring highly specialized wire and cable, custom cut lengths, technical expertise, short lead times or additional services, electrical distributors will generally source products from a specialty wire and cable distributor. We believe that the increasing complexity of specialty wire and cable specifications and the growing need for just-in-time delivery and logistics support will spur further growth in purchases through specialty wire and cable distributors.

Our business is driven, in part, by the strength, growth prospects and activity in the end-markets in which our products are used. We have targeted three of these markets—the utility, industrial and infrastructure markets—in our recent sales and marketing initiatives.

Utility Market.   The utility market includes large investor-owned utilities, rural cooperatives and municipal power authorities. We are positioned to benefit from expenditures for new power generation needed to satisfy a growing population with increasing energy demands and to comply with federal mandates to reduce toxic outputs from power generating facilities.

Industrial Market.   The industrial market is one of the largest segments of the U.S. economy, comprised of a diverse base of manufacturing and production companies. According to a January 2007 Industrial Information Resources report, spending on industrial projects in the U.S. during 2007 is expected to total $110 billion. We help our electrical distributor customers provide specialty wire and cable to industrial companies with large, complex plant maintenance, repair and operations (“MRO”) requirements and for new capital projects.

Infrastructure Market.   We believe that significant infrastructure improvements and additions will be needed over the next several years. For example, the Congressional Budget Office anticipates an increase in spending over the next two decades in the U.S. for drinking water systems and wastewater infrastructure and estimates that for the years 2000 to 2019 annual costs for investment will average between $24.6 billion and $41.0 billion. We are assisting our customers to further penetrate the engineering and construction market by working with application engineers to drive specialty wire and cable specifications in large construction projects.

LifeGuard™ Market Opportunity.   We have developed and market select private label products, including LifeGuard™, a low-smoke, zero-halogen cable product line. We believe that the market for low-smoke, zero-halogen products is in its infancy in the U.S. and represents a significant market opportunity. Low-smoke, zero-halogen cables, which have been used extensively in Europe and Asia for many years, provide significant flame resistance, minimal smoke production and substantially reduced toxicity and corrosiveness when burned, as compared to traditional wire and cable. Our LifeGuard™ cable is designed for applications where a high degree of equipment protection and safety and environmental protection is required. We sell our LifeGuard™ product across most of our end-markets.

Competitive Strengths

We are a nationally recognized, full-service distributor of specialty wire and cable and related services. Through eleven strategic locations across the United States, we provide same-day shipment to a broad customer base including, among others, Border States Electric Supply, Consolidated Electrical Distributors, Inc., GE Supply Company (acquired by Rexel, Inc.), Graybar Electric Company, Inc., HD Supply, Inc. (formerly Hughes Supply, Inc.), Mayer Electric Supply Company Inc., Rexel, Inc., The Reynolds Company, Sonepar USA and WESCO Distribution, Inc. We operate in a highly fragmented market, and we believe that the following competitive strengths have helped us achieve our leading position in the market and a strong reputation among manufacturers and customers:

•        Comprehensive Value-Added Services and Product Expertise. Our business model focuses on providing our customers with comprehensive value-added services and high levels of expertise across a broad range of our suppliers’ products. Our services are designed to provide maximum efficiency and flexibility for our customers and include extensive product knowledge and application engineering support, inventory management, custom cut capabilities and 24/7/365 customer service. We help our customers achieve efficient and effective procurement of specialty wire and cable on terms that typically include short lead times and the ability to ship a high percentage of the products ordered within 24 hours.

•        Strength and Tenure of Specialized Sales Force. We have invested in developing a sales force of highly knowledgeable professionals with considerable industry expertise. As of December 31, 2006, our sales force consisted of 47 field sales personnel and 88 inside sales and technical support personnel.

Our field sales force has increased in size significantly since 2003 and is aligned according to targeted industries, geography and select customer relationships.

•        First-Mover Advantage with LifeGuard™ Cable. We believe we have established a first-mover advantage in the U.S. with our LifeGuard™ line of low-smoke, zero-halogen cable products. We led the development and marketing of low-smoke, zero-halogen cable in the U.S. Since its introduction in 2003, our LifeGuard™ line of cable has been accepted for use by over 300 end-users, including leading engineering and construction firms, and is increasingly included in specifications for utility, data center and industrial related projects.

•        Operating Efficiency. Our ability to offer a high level of customer service is due in part to our highly efficient and effective operations that leverage centralized back-office administration and purchasing, a scalable information technology platform, automated warehouse operations and electronic product tracking. Efficient purchasing and management of our products have helped us increase our average inventory turns from 3.18 in 2001 to 4.46 in 2006 and improved our gross margin during the same period from 22.8% to 28.5%. In addition, by leveraging our national infrastructure and implementing back-office initiatives, we have decreased our operating expenses as a percentage of revenue from 18.0% in 2001 to 12.1% in 2006.

•        Extensive Product Offering and Strong Supplier Relationships. In 2006, we sold approximately 22,000 SKUs, representing a broad and deep selection of high-quality specialty wire and cable. Our strategy is to maintain a wide breadth and depth of inventory, allowing us to ship a high percentage of the products ordered within 24 hours. We believe that our vast product offering and value-added services are significant factors in attracting and retaining many of our customers. In addition, we have strong, often decades-long, relationships with large wire and cable manufacturers such as Belden CDT, General Cable Corp., Nexans, Service Wire Company and Southwire Company.

•        Strong and Diversified Customer Base. During 2006, we served over 2,700 customers, including virtually all of the top 200 electrical distributors in the U.S. We have experienced exceptional customer retention, and we believe that we are the primary supplier of specialty wire and cable to a majority of our customers. Each of our top ten customers in 2006 (or their predecessors) has purchased products from us every year over the last decade.

•        Experienced Management Team. Our highly experienced team of executive officers and key management has an average tenure with us of over 14 years. This continuity strengthens our relationships with our customers and suppliers and enables us to provide our customers with a high level of product and industry expertise.

Risk Factors

An investment in our common stock involves risks. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to “Risk Factors” and the following summary:

•        Downturns in capital spending and cyclicality in certain markets we serve could have a material adverse effect on our financial condition and results of operations;

•        We have risks associated with inventory, and our operating results may be affected by fluctuations in commodity prices;

•        If we are unable to maintain our relationships with the electrical distributors who purchase and distribute our products, it could have a material adverse effect on our financial results;

•        An inability to obtain the products that we distribute could result in lost revenue and reduced margins and damage our relationships with customers; and

•        We have had limited experience with our private branded products and cannot guarantee that our private branded products will continue to gain market acceptance.

Growth Strategies

Since implementing our new sales and marketing strategy in 2003, our revenue has increased from $149.1 million in 2003 to $323.5 million in 2006, and our operating income has increased from $4.7 million to $53.1 million during the same period. We intend to continue to leverage our competitive strengths and pursue select strategic initiatives to drive growth in revenue and profit.

•        Generate Increased Demand from Targeted Markets. During 2003, we realigned our sales efforts to work in concert with our distributor customers to generate demand directly from end-users in our targeted markets, including the utility, industrial and infrastructure markets. We believe that our sales and marketing programs and product application expertise can help our distributor customers drive demand from their customers. In select target markets, we are assisting our customers in forming relationships with project and specifying engineers to create demand for our specialty wire and cable.

•        Expand Our Sales Force. As part of our ongoing strategy to penetrate new markets, we expect to continue to expand our sales force and further focus our sales and marketing efforts on supporting our distributor customers in these markets. We typically hire experienced personnel for our sales force, and since 2003 we have significantly increased the number of our field sales personnel.

•        Increase Sales of Private Branded Products. Beginning in 2003, we spearheaded the development and marketing of select private branded products, including LifeGuard™, a low-smoke, zero-halogen line of cable; Houwire®, a low-cost sound and security wire; and DataGuard®, a high-end electronic cable product line. While we are still in the early stages of selling these product lines, we believe the potential markets for these products are significant.

•        Focus on Efficient Operations and Cost Control. We continuously seek ways to reduce costs, increase efficiency and ultimately enhance our ability to serve our customers. We have invested in highly flexible and scalable information systems, which have been instrumental to the efficient integration of our sales, distribution and logistics capabilities. Improvements in our inventory management have created capacity in our warehouses that can be used to support our continued growth.

•        Selectively Pursue Acquisition Opportunities. Our senior management team has experience in identifying and integrating acquisition targets. In 2000, we acquired our largest direct competitor, Futronix, from Kent Electronics. While we are not dependent on acquisitions to achieve our growth plan, we will selectively pursue acquisitions that leverage our established infrastructure and allow us to strategically address select target markets, grow our product and service offering, expand geographically and leverage our efficient distribution and operations platform.

Our Corporate Information

We were incorporated in Delaware in 1997 under the name “HWC Holding Corporation” to acquire our operating subsidiary, then named Houston Wire & Cable Company, which was founded in 1975 and incorporated in Delaware in 1985. In 2006, we changed the name of our operating subsidiary and adopted the Houston Wire & Cable Company name for ourselves. Our corporate and executive offices are located at 10201 North Loop East, Houston, Texas 77029, and our telephone number at that address is (713) 609-2100. We maintain a website at www.houwire.com. The information contained in our website is not a part of, and is not incorporated by reference into, this prospectus.

This Offering

Common stock offered by the selling stockholders	5,500,000 shares
Common stock to be outstanding after this offering	20,867,172 shares
Use of proceeds	As all of the shares are being sold by the selling stockholders, we will not receive any of the proceeds from this offering.
The Nasdaq Global Market symbol	“HWCC”

Unless otherwise indicated, all information contained in this prospectus:

•       assumes the underwriters do not exercise their over-allotment option, which entitles them to purchase up to 825,000 additional shares from Code, Hennessy & Simmons II, L.P.; and

•       gives effect to a 1.875-for-1 stock split, which occurred May 16, 2006 in anticipation of our initial public offering in June 2006.

The number of shares of common stock to be outstanding after this offering is based on 20,867,172 shares outstanding as of March 1, 2007 and excludes:

•       437,063 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $9.67 per share; and

•       1,605,000 additional shares of common stock that are reserved for future grants, awards or sale under our stock plan.

Pursuant to a registration rights agreement with Code, Hennessy & Simmons II, L.P., we are obligated to pay the expenses associated with this offering, other than the underwriting discount. Code, Hennessy & Simmons II, L.P. has agreed to reimburse us for half of the offering expenses we pay in connection with this offering.

Summary Consolidated Financial and Other Data

The following table presents a summary of our historical financial information. When you read this summary consolidated financial data, it is important that you read along with it the historical financial statements and related notes, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA:
Sales	$172,723	$213,957	$323,467
Cost of sales	131,419	158,240	231,128
Gross profit	41,304	55,717	92,339
Operating expenses:
Salaries and commissions	16,665	18,707	22,706
Other operating expenses	12,392	14,016	15,975
Management fee to stockholder(1)	501	500	208
Litigation settlements	(650)	(672)	—
Depreciation and amortization	876	398	376
Total operating expenses	29,784	32,949	39,265
Operating income	11,520	22,768	53,074
Interest expense	3,544	2,955	3,075
Income before income taxes	7,976	19,813	49,999
Income tax provision	3,167	7,299	19,325
Net income	$4,809	$12,514	$30,674
Earnings per share:
Basic	$0.29	$0.75	$1.63
Diluted	$0.29	$0.75	$1.62
Weighted average common shares outstanding:
Basic	16,350,465	16,606,672	18,875,192
Diluted	16,520,601	16,757,303	18,984,826

PRO FORMA STATEMENT OF INCOME DATA(2):
Pro forma earnings per share:
Basic	$1.52
Diluted	$1.52
Pro forma weighted average common shares outstanding:
Basic	20,866,288
Diluted	20,975,923

ADDITIONAL DATA:
Capital expenditures	$208	$329	$623
Average number of employees	267	274	286

As of December 31, 2006
(Dollars in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$—
Accounts receivable, net	$52,128
Inventories, net	$56,329
Total assets	$116,864
Book overdraft(3)	$1,265
Total debt	$12,059
Stockholders’ equity	$81,674

(1)          The management fee arrangement was terminated as of the completion of our initial public offering in June 2006.

(2)          The pro forma income statement data assumes that we (i) issued 4,250,000 shares of common stock in an initial public offering, (ii) used the net proceeds of $49.9 million to reduce indebtedness and related interest expense and (iii) terminated our management fee arrangement, all as of January 1, 2006.

(3)          Our book overdraft is funded by our revolving credit facility as soon as the related checks clear our disbursement account.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

Downturns in capital spending and cyclicality in certain markets we serve could have a material adverse effect on our financial condition and results of operations.

The majority of our products are used in the construction, maintenance and operation of facilities, plants and projects in the communications, energy, engineering and construction, general manufacturing, infrastructure, petrochemical, transportation, utility and wastewater treatment industries. The demand for our products and services depends to a large degree on the capital spending levels of end-users in these markets. Many of these end-users defer capital expenditures or cancel projects during economic downturns. In addition, certain of the markets we serve are cyclical, which affects capital spending by end-users in these industries. For example, in late 2005, our sales benefited from the cleanup and rebuilding efforts following Hurricanes Katrina and Rita, but we expect this increased demand to wane as construction activity returns to more typical levels. A downturn in the general economy, or in one or more of the end-markets for our specialty wire and cable, could have a material adverse effect on our financial condition and results of operations.

We have risks associated with inventory.

Our business requires us to maintain substantial levels of inventory. We must identify the right mix and quantity of products to keep in our inventory to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if our inventory levels are too high, we are at risk that an unexpected change in circumstances, such as a shift in market demand, drop in prices, or default or loss of a customer, could have a material adverse impact on the net realizable value of our inventory.

Our operating results may be affected by fluctuations in commodity prices.

Copper and petrochemical products are components of the wire and cable we sell. Fluctuations in the costs of these and other commodities have historically affected our operating results. We estimate that approximately one-fifth of the growth in sales from 2005 to 2006 and between $4.5 million and $6.5 million of net income in 2006 was attributable to higher commodity prices for certain components of our products, principally copper and polymers. To the extent higher commodity prices result in increases in the costs we pay for our products, we attempt to reflect the increase in the prices we charge our customers. While we historically have been able to pass most of these cost increases on to our customers, to the extent we are unable to do so in the future, it could have a material adverse effect on our operating results. In addition, as commodity costs increase, our customers may delay or decrease their purchases of our wire and cable, which could adversely affect the demand for our products. Copper prices, which peaked in May 2006 at $4.04 per pound, have declined to $2.74 per pound as of March 1, 2007. To the extent commodity prices decline, the net realizable value of our existing inventory could be reduced, and our gross profits could be adversely affected.

If we are unable to maintain our relationships with our electrical distributor customers, it could have a material adverse effect on our financial results.

We rely primarily on electrical distributors to purchase our wire and cable. The number, size, business strategy and operations of these electrical distributors vary widely from market to market. The success of our sales and distribution channels depends heavily on our successful cooperation with these electrical distributors in each of our various markets.

In 2006, our ten largest customers accounted for approximately 47% of our sales, and our largest customer accounted for approximately 13% of our sales. If we were to lose one or more of our large electrical distributor customers, or if one or more of our large electrical distributor customers were to significantly reduce the amount of specialty wire and cable they purchase from us, and we were unable to replace the lost sales on similar terms, we could experience a significant loss of revenue and profits. In addition, if one or more of our key electrical distributor customers failed or were unable to pay, we could experience a write-off or write-down of the related receivables, which could adversely affect our earnings. We participate in a number of national marketing groups and engage in joint promotional sales activities with the electrical distributor members of those groups. Any permanent exclusion of us from, or refusal to allow us to participate in, such national marketing groups could have a material adverse effect on our sales and our results of operations.

An inability to obtain the products that we distribute could result in lost revenues and reduced profits and damage our relationships with customers.

We currently source products from more than 160 suppliers. However, we have adopted a strategy to concentrate our purchases with a small number of suppliers in order to maximize product quality, delivery dependability, purchasing efficiencies and supplier incentives. As a result, in 2006 over 57% of our annual purchases came from three suppliers. If any of these suppliers changed its sales strategy to reduce its reliance on distributors, or decided to terminate its business relationship with us, our sales and earnings would be adversely affected unless and until we were able to establish relationships with suppliers of comparable products. In addition, if we are not able to obtain the products we distribute from either our current suppliers or other competitive sources, we could experience a loss of revenue, reduction in profits and damage to our relationships with our customers. Supply shortages may occur as a result of unanticipated demand or production cutbacks, shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions or other reasons beyond our control. When shortages occur, specialty wire and cable suppliers often allocate products among distributors, and our allocations might not be adequate to meet our customers’ needs.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our ability to operate and grow successfully.

Our success is highly dependent upon the services of Charles Sorrentino, our President and Chief Executive Officer, Nicol Graham, our Chief Financial Officer, and James Pokluda, our Vice President of Marketing and Merchandising. Our success will continue to depend to a significant extent on our executive officers and key management and sales personnel. We do not have key man life insurance covering any of our executive officers. We may not be able to retain our executive officers and key personnel or attract additional qualified management and sales personnel. The loss of any of our executive officers or our other key management and sales personnel or our inability to recruit and retain qualified personnel could hurt our ability to operate and make it difficult to execute our growth strategies.

A change in vendor rebate programs could adversely affect our gross margins and results of operations.

The terms on which we purchase products from many of our suppliers entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, suppliers may adversely change the terms of some or all of these programs. These changes may lower our gross margins on products we sell and may have an adverse effect on our operating income.

Our private branded products might not continue to gain market acceptance.

An important element of our growth strategy is the continued development and market acceptance of our LifeGuard™ line of low-smoke, zero-halogen cable and other products sold under our private brands. Our success with our private branded products, however, depends on our ability to market these products in the appropriate channels and, ultimately, on the acceptance of these products in the markets we serve. We have only been selling LifeGuard™ cable since 2003, and our efforts to develop and market new private branded products might not be successful. Further demand for our products could diminish as a result of a competitor’s introduction of higher quality, better performing or lower cost products in the marketplace. In addition, the low-smoke, zero-halogen properties of our LifeGuard™ line of cable products depend on a highly-engineered petrochemical material. If there is not an adequate supply of this material, we may be unable to have our LifeGuard™ products manufactured, or our LifeGuard™ products may be available only at a higher cost or after a long delay. If we cannot sustain the growth in demand for our LifeGuard™ products, if we cannot have those products manufactured on acceptable terms or if we do not develop additional private branded products, we will be unable to realize fully our growth strategy.

If we encounter difficulties with our management information systems, we would experience problems managing our business.

We believe our management information systems are a competitive advantage in maintaining our leadership position in the specialty wire and cable distribution industry. We rely upon our management information systems to manage and replenish inventory, fill and ship orders on a timely basis and coordinate our sales and marketing activities. If we experience problems with our management information systems, we could experience product shortages, diminished inventory control or an increase in accounts receivable. Any failure by us to maintain our management information systems could adversely impact our ability to attract and serve customers and would cause us to incur higher operating costs and experience reduced profitability.

An increase in competition could decrease sales or earnings.

We operate in a highly competitive industry. We compete directly with national, regional and local providers of specialty wire and cable. Competition is primarily focused in the local service area and is generally based on product line breadth, product availability, service capabilities and price. Some of our existing competitors have, and new market entrants may have, greater financial and marketing resources than we do. To the extent existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, thereby adversely affecting our financial results. Existing or future competitors also may seek to compete with us for acquisitions, which could have the effect of increasing the price and reducing the number of suitable acquisitions. Other companies, including our current electrical distributor customers, could seek to compete directly with our private branded products, which could adversely affect our sales of those products and ultimately our financial results. Our existing electrical distributor customers, as well as suppliers, could seek to compete with us by offering services similar to ours, which could adversely affect our market share and our financial results. In addition, competitive pressures resulting from the industry trend toward consolidation could adversely affect our growth and profit margins.

We may be subject to product liability claims that could be costly and time consuming.

We sell specialty wire and cable that has been manufactured by third parties. As a result, from time to time we have been named as defendants in lawsuits alleging that these products caused physical injury or injury to property. We rely on product warranties and indemnities from the product manufacturers, as well as insurance that we maintain, to protect us from these claims. However, manufacturers’ warranties and indemnities are typically limited in duration and scope and may not cover all claims that might be asserted.

Moreover, our insurance coverage may not be available or may not be adequate to cover every claim asserted or the entire amount of every claim.

As a newly public company our administrative costs are increasing and management’s time and attention is being diverted, particularly to comply with regulatory requirements implemented by the Securities and Exchange Commission and The Nasdaq Stock Market.

As a newly public company, we incurred significant legal, accounting, director and officer liability insurance and other costs during 2006 that we did not incur as a private company. We will continue to incur additional costs in 2007, as we become subject to more of the provisions of the Sarbanes-Oxley Act of 2002 and other rules and regulations that the Securities and Exchange Commission, or the SEC, and The Nasdaq Stock Market, or Nasdaq, have adopted. In particular, beginning with our annual report for 2007, we will be required under Section 404 of the Sarbanes-Oxley Act to furnish a report by our management on the design and operating effectiveness of our internal controls over financial reporting. Given that this will be the first time that we will be required to furnish such a report, we expect to incur material costs and to spend significant management time to comply with Section 404. In addition, we are incurring all of the internal and external costs of preparing and distributing periodic public reports required under the securities laws and to comply with applicable rules and regulations. We have not yet experienced a full fiscal year of these additional costs but we expect them to be in the range of $1.25 million to $1.75 million per year. In addition to increasing costs, our compliance efforts have made some activities more time-consuming and diverted management time and attention away from our core business. We will need to expand our operational and financial systems and controls as part of our compliance efforts.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We may not be able to successfully identify acquisition candidates, effectively integrate newly acquired businesses into our operations or achieve expected profitability from our acquisitions.

To supplement our growth, we intend to selectively pursue acquisition opportunities. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete those acquisitions that we identify, we will not be able to realize the benefit of this growth strategy.

Acquisitions involve numerous possible risks, including unforeseen difficulties in integrating operations, technologies, services, accounting and personnel; the diversion of financial and management resources from existing operations; unforeseen difficulties related to entering geographic regions or target markets where we do not have prior experience; the potential loss of key employees; and the inability to generate sufficient profits to offset acquisition or investment-related expenses. If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing stockholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may incur costs in excess of what we anticipate.

Risks Relating to this Offering

The market price of our common stock could be subject to significant fluctuations after this offering.

Among the factors that could affect our stock price are:

•        variations in our operating results;

•        announcements by us, our competitors or others of significant business developments, changes in customer relationships, acquisitions or expansion plans;

•        analysts’ earnings estimates, ratings and research reports;

•        the depth and liquidity of the market for our common stock;

•        speculation in the press;

•        strategic actions by us or our competitors, such as sales promotions or acquisitions;

•        actions by institutional and other stockholders;

•        conditions in the specialty wire and cable industry as a whole and in the markets where our products are used; and

•        domestic and international economic factors, some of which may be unrelated to our performance.

The stock markets, in general, periodically experience volatility that is sometimes unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In particular, you may not be able to resell your shares at or above the public offering price.

If securities or industry analysts cease publishing research or reports about our business or publish negative research, or our results are below analysts’ estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or our results are below analysts’ estimates, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our current principal stockholder will continue to have significant influence over us after this offering, and it could delay or deter a change of control or other business combination or otherwise cause us to take actions with which you may disagree.

Upon the closing of this offering, Code, Hennessy & Simmons II, L.P. will beneficially own approximately 17.2% (13.3% if the over-allotment option is exercised in full) of our outstanding common stock. In addition, two members of our board, Peter M. Gotsch and Robert G. Hogan, may be considered affiliates of Code Hennessy & Simmons. As a result, Code Hennessy & Simmons and its affiliates will have significant influence over our decision to enter into any corporate transaction, regardless of whether other stockholders believe that the transaction is in their own best interests. This concentration of voting power could have the effect of delaying or deterring a change of control or other business combination that might otherwise be beneficial to our stockholders.

Shares eligible for public sale after this offering could adversely affect our stock price.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The 5,500,000 shares of common stock sold in this offering will be available for resale immediately, and the 9,775,000 shares of our common stock registered in our initial public offering are freely tradable. Upon completion of this offering, certain contractual limitations on open market sales of our common stock by pre-IPO stockholders will terminate. We, all of our executive officers and directors and the selling stockholders have agreed, subject to limited exceptions, not to sell any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of William Blair & Company, L.L.C. These agreements permit our executive officers to sell up to an aggregate of 102,000 shares following the offering. Upon expiration of that 90-day lock-up period, and subject to the provisions of Rule 144, all of our shares will be available for sale in the public market.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote and be dilutive to earnings.

Following the closing of this offering, our board of directors will have the authority, without action or vote of our stockholders, except as required by Nasdaq, to issue all or any part of our authorized but unissued shares of common or preferred stock, including shares issuable upon the exercise of options. Our certificate of incorporation authorizes 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Following the offering, 79,132,828 shares of common stock and 5,000,000 shares of preferred stock will be authorized but unissued. Issuances of common or preferred stock would reduce your influence over matters on which our stockholders vote and could be dilutive to earnings.

As a new investor, you will experience immediate and substantial dilution.

The public offering price of the common stock being sold in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds, on a per share basis, the value of our tangible assets after subtracting liabilities. Investors will suffer additional dilution to the extent outstanding stock options are exercised and to the extent we issue any stock or options to our employees under our 2006 stock plan.

We might need to raise capital, which might not be available.

We may require additional equity or debt financing for additional working capital for expansion, to consummate an acquisition or if we suffer losses. In the event additional financing is unavailable to us, we may be unable to expand or make acquisitions and our stock price may decline. If we need additional capital as a result of significant losses and additional financing is unavailable to us, we may default under covenants contained in our loan agreements and we may need to sell assets.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. In addition, as a Delaware corporation, we are subject to certain Delaware anti-takeover provisions, including restrictions on our ability to engage in a business combination with any holder of 15% or more of our capital stock. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

FORWARD-LOOKING STATEMENTS

The matters discussed in this prospectus that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described above under the heading “Risk Factors” and elsewhere in this prospectus.

Forward-looking statements speak only as of the date of this prospectus. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS

All of the shares offered by this prospectus are being sold by the selling stockholders. Accordingly, we will not receive any of the proceeds from the offering.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on The Nasdaq Global Market under the symbol “HWCC” since June 15, 2006. Prior to that time, there was no public market for our stock. As of March 1, 2007, we had approximately 30 record holders of our common stock. This does not include persons who hold our common stock in nominee or “street name” accounts through brokers or banks. The following table sets forth the high and low sale prices of our common stock on The Nasdaq Global Market by quarter since June 15, 2006.

	High	Low
2006:
Second Quarter (since June 15, 2006)	$17.97	$15.00
Third Quarter	$23.89	$15.88
Fourth Quarter	$25.50	$17.54
2007:
First Quarter (through March 22, 2007)	$28.01	$19.45

DIVIDEND POLICY

We paid a special dividend aggregating $20.0 million on our common stock on December 30, 2005. We have not paid any other dividends since that time, and our board of directors currently intends to retain any future earnings for reinvestment in our business. In any event, any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, including the restrictions contained in the agreements governing our outstanding indebtedness and any other factors our board of directors deems relevant.

As a holding company, our only source of funds to pay dividends is distributions from our operating subsidiary. Under our credit facility, our operating subsidiary may only pay us dividends for specified purposes, which do not include enabling us to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our book overdraft, current portion of long-term obligations and consolidated capitalization as of December 31, 2006:

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

As of December 31, 2006
(In thousands)
Book overdraft	$1,265
Current portion of long-term obligations	$—
Long-term obligations:
Revolving loan	$12,059
Stockholders’ equity:
Common stock, par value $0.001 per share, 100,000,000 shares authorized; 20,867,172 shares issued and outstanding,	21
Additional paid-in-capital	50,979
Retained earnings	30,674
Total stockholders’ equity	81,674
Total capitalization	$93,733

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial information together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the consolidated statement of income data for each of the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data at December 31, 2005 and December 31, 2006 from our audited financial statements, which are included in this prospectus. We have derived the consolidated statement of income data for each of the years ended December 31, 2002 and December 31, 2003, and the consolidated balance sheet data at December 31, 2002, 2003 and 2004 from our audited financial statements, which are not included in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA:
Sales	$158,230	$149,084	$172,723	$213,957	$323,467
Cost of sales	120,839	113,959	131,419	158,240	231,128
Gross profit	37,391	35,125	41,304	55,717	92,339
Operating expenses:
Salaries and commissions	15,190	14,588	16,665	18,707	22,706
Other operating expenses	12,846	13,857	12,392	14,016	15,975
Management fee to stockholder(1)	504	502	501	500	208
Litigation settlements	49	—	(650)	(672)	—
Depreciation and amortization	1,688	1,481	876	398	376
Total operating expenses	30,277	30,428	29,784	32,949	39,265
Operating income	7,114	4,697	11,520	22,768	53,074
Interest expense	4,360	4,186	3,544	2,955	3,075
Income before income taxes	2,754	511	7,976	19,813	49,999
Income tax provision	290	295	3,167	7,299	19,325
Net income	$2,464	$216	$4,809	$12,514	$30,674
Earnings per share:
Basic	$0.15	$0.01	$0.29	$0.75	$1.63
Diluted	$0.15	$0.01	$0.29	$0.75	$1.62
Weighted average common shares outstanding:
Basic	16,333,875	16,334,079	16,350,465	16,606,672	18,875,192
Diluted	16,504,011	16,504,215	16,520,601	16,757,303	18,984,826

PRO FORMA STATEMENT OF INCOME DATA(2):
Pro forma earnings per share:
Basic	$1.52
Diluted	$1.52
Pro forma weighted average common shares outstanding:
Basic	20,866,288
Diluted	20,975,923

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands, except per share data)
ADDITIONAL DATA:
Capital expenditures	$377	$290	$208	$329	$623
Average number of employees	291	266	267	274	286

	As of December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$—	$—	$—	$—	$—
Accounts receivable, net	$20,923	$21,644	$27,072	$41,309	$52,128
Inventories, net	$34,726	$26,905	$29,836	$31,306	$56,329
Total assets	$66,927	$58,455	$65,724	$81,241	$116,864
Book overdraft(3)	$389	$174	$1,341	$2,119	$1,265
Total debt(4)	$55,668	$46,548	$43,752	$61,406	$12,059
Stockholders’ equity(4)	$3,148	$3,364	$8,228	$742	$81,674

(1)          The management fee arrangement was terminated as of the completion of our initial public offering in June 2006.

(2)          The pro forma income statement data assumes that we (i) issued 4,250,000 shares of common stock in an initial public offering, (ii) used the net proceeds of $49.9 million to reduce indebtedness and related interest expense and (iii) terminated our management fee arrangement, all as of January 1, 2006.

(3)          Our book overdraft is funded by our revolving credit facility as soon as the related checks clear our disbursement account.

(4)          On December 30, 2005, we paid a special dividend of $20.0 million to our common stockholders and funded the payment by borrowing under our existing credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus. Certain tabular information will not foot due to rounding.

Overview

Since our founding over 30 years ago, we have grown to be one of the largest distributors of specialty wire and cable and related services to the U.S. electrical distribution market. Today, we serve over 2,700 customers, including virtually all of the top 200 electrical distributors in the U.S. Our specialty wire and cable is primarily used in maintenance, repair and operations (“MRO”) related projects and is increasingly purchased for larger scale projects in the communications, energy, engineering and construction, general manufacturing, infrastructure, petrochemical, transportation, utility and wastewater treatment industries.

In 2000, we acquired our largest competitor, the Futronix division of Kent Electronics Corporation. Since that time, we have pursued a number of initiatives designed to improve our operating efficiencies and increase our share of the fragmented market for specialty wire and cable. We integrated the Futronix business into our own and rationalized inventory, facilities and low-margin customer relationships. We have made substantial investments in warehouse facilities and information systems in order to enhance our ability to provide customers with comprehensive value-added services, including application engineering support, inventory management, custom cut capabilities and 24/7/365 customer service, order fulfillment and shipping. During the years 2001 through 2003, the U.S. electrical distribution market was adversely affected by the general slowdown of the U.S. economy. In response to these economic conditions, we increased our focus on achieving operating efficiencies by leveraging our investments in our centralized back-office administration and purchasing, investing in a scalable information technology platform and implementing automated warehouse operations and electronic product tracking. This focus has assisted us in increasing our operating income margin from 4.8% in 2001 to 16.4% in 2006.

Since 2003, the U.S. electrical distribution market has experienced increased demand, as large industrial and commercial companies have increased capital spending to “catch-up” on deferred maintenance and upgrade and expand infrastructure. According to Electrical Wholesaling  magazine, the U.S. electrical distribution market is estimated to have grown from approximately $60.6 billion of industry-wide sales in 2003 to $84.4 billion in 2006, and is expected to grow 10.5% to $93.3 billion in 2007. At the same time as the electrical distribution market began to recover, we implemented a new sales and marketing strategy that focuses on working in concert with our distributor customers to generate demand from end-users in our targeted markets and to strengthen relationships with project and specifying engineers to stimulate demand for our specialty wire and cable. In addition, we have significantly increased the size of our sales force since 2003, and as of December 31, 2006 we had 157 sales employees. In 2003, we introduced our LifeGuard™ line of low-smoke, zero-halogen cable products which, due to their highly engineered specifications and safety benefits, generate higher margins for us than traditional cable products. As a result of our new sales and marketing initiatives, as well as general market growth, our revenue has increased at a CAGR of 29.5% over the past three years, from $149.1 million in 2003 to $323.5 million in 2006.

Our revenue is driven in part by the level of capital spending within the end-markets we serve. Because many of these end-markets defer capital expenditures during periods of economic downturns, our business has experienced cyclicality from time to time. We believe that our revenue will continue to be impacted by fluctuations in capital spending and by our ability to drive demand through our sales and marketing initiatives and the continued development and marketing of our private branded products, such as LifeGuard™.

Our direct costs will continue to be influenced significantly by the prices we pay our suppliers to procure the products we distribute to our customers. Changes in these costs may result, for example, from increases or decreases in raw material costs, changes in our relationships with suppliers or changes in vendor rebates. Our operating expenses will continue to be affected by our investment in sales, marketing and customer support personnel and commissions paid to our sales force for revenue generated. Some of our operating expenses are related to our fixed infrastructure, including rent, utilities, administrative salaries, maintenance, insurance and supplies. To meet our customers’ needs for an extensive product offering and short delivery times, we will need to continue to maintain adequate inventory levels. Our ability to obtain this inventory will depend, in part, on our relationships with suppliers.

Pursuant to a registration rights agreement with Code, Hennessy & Simmons II, L.P., we are obligated to pay expenses associated with this offering. Code, Hennessy & Simpson II, L.P. has agreed to reimburse us for half of the offering expenses we pay in connection with this offering. We expect to incur a one-time charge during the quarter in which this offering is completed of approximately $200,000 for those expenses.

Changes in Connection with Becoming a Public Company

In June 2006 we completed our initial public offering, in which we sold 4,250,000 shares of common stock for approximately $49.9 million in net proceeds, which we used to reduce indebtedness under our credit facility. In connection with the offering, we terminated a management agreement between us and an affiliate of Code Hennessy & Simmons, under which we previously paid an annual $500,000 management fee.

As a public company, we have incurred significant additional operating expenses such as increased audit fees, professional fees, directors’ and officers’ insurance costs, compensation for our board of directors, and expenses related to hiring additional personnel and expanding our administrative functions. Many of these expenses were not incurred or were incurred at a lower level by us as a private company and are not included in our prior results of operations. We began to incur certain of these expenses during 2006, and we expect that these expenses will continue to increase. We expect these additional expenses to be in the range of $1.25 million to $1.75 million per year.

On December 30, 2005, we paid a special dividend of $20.0 million to our common stockholders and funded the payment by borrowing under our existing credit facilities. Due to the interest payable on these borrowings, our net earnings, and earnings per share, in 2006 were lower than they would have been had we not paid the special dividend.

Critical Accounting Policies and Estimates

Critical accounting policies are those that both are important to the accurate portrayal of a company’s financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies as those that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations. Actual results in these areas could differ materially from management’s estimates under different assumptions and conditions.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral. Consistent with industry practices, we require payment from most customers within 30 days of invoice date. We have an estimation procedure, based on historical data and recent changes in the aging of these receivables, that we use to record reserves throughout the year. In the last five years, write-offs against our allowance for doubtful accounts have averaged approximately $157,000 per year. A 20% change in our estimate at December 31, 2006 would have resulted in a change in income before income taxes of $98,000 for the year ended December 31, 2006.

Reserve for Returns and Allowances

We estimate the gross profit impact of returns and allowances for previously recorded sales. This reserve is calculated on historical and statistical returns and allowances data and adjusted as trends in the variables change. A 20% change in our estimate at December 31, 2006 would have resulted in a change in income before income taxes of $136,000 for the year ended December 31, 2006.

Inventory Obsolescence

We continually monitor our inventory levels at each of our distribution locations. Our reserve for inventory obsolescence is based on the age of the inventory, movements of our inventory over the prior twelve months and the experience of our purchasing and sales departments in estimating demand for the product in the succeeding year. Our inventories are generally not susceptible to technological obsolescence. A 20% change in our estimate at December 31, 2006 would have resulted in a change in income before income taxes of $393,000 for the year ended December 31, 2006.

Vendor Rebates

Many of our arrangements with our vendors entitle us to receive a rebate of a specified amount when we achieve any of a number of measures, generally related to the volume of purchases from the vendor. We account for these rebates as a reduction of the prices of the vendor’s products, which reduces inventory until we sell the product, at which time these rebates reduce cost of sales. Throughout the year, we estimate the amount of rebates earned based on our purchases to date and our estimate of purchases to be made for the remainder of the year relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates to reflect actual purchase levels. A 20% change in our estimate of total rebates earned during 2006 would have resulted in a change in income before income taxes of $1.2 million for the year ended December 31, 2006.

Goodwill

Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At December 31, 2006, our goodwill balance was $3.0 million, representing 2.6% of our total assets.

In 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, we test goodwill for impairment annually, or more frequently if indications of possible impairment exist, by applying a fair value-based test. In October 2006, we performed our annual goodwill impairment tests for goodwill and, as a result of this test, we believe the goodwill on our balance sheet is not impaired. If circumstances change or events occur to indicate that our fair market value has fallen below book value, we will compare the estimated fair value of the goodwill to its carrying value. If the carrying value of goodwill exceeds the estimated fair value of goodwill, we will recognize the difference as an impairment loss in operating income.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our effective date is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not anticipated to have a material impact on our Consolidated Financial Statements.

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue
No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross versus Net Presentation), which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes, and some types of excise taxes. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 will not impact our method for recording and reporting these type taxes in its consolidated financial statements, as our current policy is to report all such taxes on a net basis.

Sales

We generate most of our sales by providing specialty wire and cable to our customers. We also collect sales through freight charges. We recognize revenue upon shipment of our products to customers from our distribution centers or directly from our suppliers. Sales incentives earned by customers are accrued in the same month as the shipment is invoiced.

Cost of Sales

Cost of sales consists primarily of the average cost of the specialty wire and cable that we sell. We also incur shipping and handling costs in the normal course of business. Cost of sales also reflects cash discounts for prompt payment to vendors and vendor rebates generally related to annual purchase targets.

Operating Expenses

Operating expenses include all expenses incurred to receive, sell and ship product and administer the operations of our company.

Salaries and Commissions.   Salary expense includes the base compensation, and any overtime earned by hourly personnel, for all sales, administrative and warehouse employees. Commission expense is earned by inside sales personnel based on gross profit dollars generated, by field sales personnel from generating sales and meeting various personal objectives, by sales, national and project managers for driving the sales process, by regional managers based on the profitability of their branches and by corporate managers based primarily on our profitability and also on other operating metrics.

Other Operating Expenses.   Other operating expenses include all other expenses, except for salaries and commissions, management fees and depreciation and amortization. This includes all payroll taxes, health insurance, traveling expenses, public company expenses, advertising, management information system expenses, facility rent and maintenance and all distribution expenses such as packaging, reels, and repair and maintenance of equipment and facilities.

Management Fee.   The management fee consists of expenses that we paid to CHS Management II, L.P. for certain management and advisory services. This management fee arrangement was cancelled upon the completion of the June 2006 public offering.

Litigation Settlements.   Litigation settlements reflect the funds received from the settlement of a lawsuit against two vendors in 2004 and from a court award in 2005 related to a claim for breach of contract that occurred under the previous ownership.

Depreciation and Amortization.   We incur depreciation and amortization expenses for costs related to the capitalization of property and equipment on a straight-line basis over the estimated useful lives of the assets, which range from three to 30 years. We amortize leasehold improvements over the shorter of the lease term or the life of the related asset.

Interest Expense

Interest expense consists primarily of interest we pay on our debt. The decrease in interest expense in 2005 resulted from payments made in 2004 and 2005 on our junior subordinated promissory notes, which bore interest at a rate of 14.0% per annum. Interest expense increased in the first quarter of 2006 due to the additional debt incurred to finance the payment of the special dividend in December 2005. Interest expense decreased in the last two quarters of 2006 due to our use of the IPO proceeds to reduce outstanding debt.

Results of Operations

The following discussion compares our results of operations for the years ended December 31, 2004, 2005 and 2006.

The following table shows, for the periods indicated, information derived from our consolidated statements of income, expressed as a percentage of sales for the period presented.

	Year Ended December 31,
	2004	2005	2006
Sales	100.0%	100.0%	100.0%
Cost of sales	76.1%	74.0%	71.5%
Gross profit.	23.9%	26.0%	28.5%
Operating expenses:
Salaries and commissions	9.6%	8.7%	7.0%
Other operating expenses	7.2%	6.6%	4.9%
Management fee to stockholder	0.3%	0.2%	0.1%
Litigation settlements	(0.4%)	(0.3%)	0.0%
Depreciation and amortization	0.5%	0.2%	0.1%
Total operating expenses	17.2%	15.4%	12.1%
Operating income	6.7%	10.6%	16.4%
Interest expense	2.1%	1.4%	1.0%
Income before income taxes	4.6%	9.3%	15.5%
Income tax provision	1.8%	3.4%	6.0%
Net income	2.8%	5.8%	9.5%

Comparison of Years Ended December 31, 2006 and 2005

Sales

Our sales for 2006 increased 51.2% to $323.5 million from $214.0 million in fiscal year 2005. We estimate that approximately 8% to 12% of the growth in sales is attributable to higher commodity prices for certain components of our products, principally copper and polymers. The remaining 39% to 43% of the increase in sales represents growth, net of inflation, from the five major end-user market growth initiatives, encompassing Emission Controls, Engineering & Construction, Industrials, LifeGuard™ (and other private branded products), Utility Power Generation and our core distributor business. Additionally, during the year, we increased the size of our sales force by approximately 10%, which also positively impacted sales growth.

Cost of Sales

Cost of sales was $231.1 million in 2006, an increase of $72.9 million, or 46.1%, compared to cost of sales of $158.2 million in 2005. The increase was primarily due to the increase in demand for our products. The increase also resulted in part from an increase in freight costs of $1.0 million in 2006 over 2005. Additionally, there was an inventory obsolescence charge of $0.3 million in 2006 compared to a credit of $0.2 million in 2005. Partially offsetting these increases were vendor rebates and discounts for prompt payments totaling $4.5 million more in 2006 than in 2005. Vendor rebates and discounts for prompt payment increased primarily due to increased sales volume. Vendor rebates also increased due to more favorable terms in the agreements in 2006 versus 2005.

Gross Profit

Gross profit for 2006 increased 65.7% to $92.3 million in 2006 from $55.7 million in 2005. The increase in gross profit was primarily due to increased sales. Gross profit as a percentage of net sales, commonly referred to as gross margin, increased to 28.5% in 2006 from 26.0% in 2005. The increase in the Company’s gross margin was principally a result of better price realization because of improved product availability and service capabilities as a result of our decision to increase inventory levels. Increased sales of private branded products, which typically sell at a higher gross margin than our other products, and increased vendor rebates also helped increase gross margin.

Operating Expenses

Operating expenses were $39.3 million in 2006, an increase of $6.3 million, or 19.2%, compared to operating expenses of $32.9 million in 2005. As a percentage of sales, overall operating expenses decreased to 12.1% in 2006 from 15.4% in 2005, reflecting our ability to leverage fixed costs over the higher sales volume. The increase in operating expenses was attributable to the specific factors discussed below.

Salaries and Commissions.   Salaries and commissions increased $4.0 million, or 21.4%, to $22.7 million in 2006 from $18.7 million in 2005. This increase resulted from higher head count, annual pay increases and increased commission expense due to higher sales levels, gross profit dollars and profitability. Salaries and commissions as a percentage of net sales decreased to 7.0% in 2006 from 8.7% in 2005 due to changes in, or maximum payouts under, commission programs.

Other Operating Expenses.   Other operating expenses increased $2.0 million, or 14.0%, to $16.0 million in 2006 from $14.0 million in 2005. The increase in other operating expenses was due to the higher level of business activity and public company expenses which were not incurred in 2005.

Management Fee.   Management fee expenses decreased to $0.2 million in 2006 from $0.5 million in 2005. This reduction was due to the cancellation of the management services agreement in connection with the IPO in June 2006.

Depreciation and Amortization.   Depreciation and amortization expense was consistent at $0.4 million in 2006 and 2005.

Interest Expense

Interest expense increased $0.1 million, or 4.1%, from $3.0 million in 2005 to $3.1 million in 2006. The slight increase in interest expense was the result of the increase in debt to fund the dividend payout in December 2005, offset by the pay down of debt from the proceeds of our initial public offering in June 2006.

Income Tax Expense

Income taxes increased $12.0 million or 164.8%, primarily due to the 152.4% increase in income before taxes. Our effective income tax rate increased from 36.8% in 2005 to 38.7% in 2006, primarily due to an increase in state income taxes.

Net Income

We achieved net income of $30.7 million in 2006 compared to net income of $12.5 million in 2005, an increase of 145.1%. We estimate that net income benefited by $4.5 million to $6.5 million in 2006 due to the effect of inflation on certain components of our products, principally copper and polymers.

Comparison of Years Ended December 31, 2005 and 2004

Sales

Our sales were $214.0 million in 2005, an increase of $41.2 million, or 23.9%, compared to sales of $172.7 million in 2004. The increase was the result of greater demand for our products, spurred by a higher level of capital spending in a number of end-markets, including investments by utilities in new power generation projects and facility upgrades, increased MRO spending and increased sales of our LifeGuard™ product. Sales of control and power cable, our largest product family, increased by $17.0 million, or 30%, from $56.4 million in 2004 to $73.4 million in 2005. Sales also benefited from the addition of 13 sales personnel in 2005 and from the efforts of our field sales force to track new construction and MRO projects to get our products included in specifications. Sales increased by more than 20% in every region we served except the Northeast, where general economic activity remained slower than in the rest of the country. We estimate that we benefited by approximately $5.0 to $6.0 million in sales as a result of the Gulf Coast hurricanes in the second half of 2005.

Cost of Sales

Cost of sales was $158.2 million in 2005, an increase of $26.8 million, or 20.4%, compared to cost of sales of $131.4 million in 2004. The increase was primarily due to the increase in demand for our products mentioned above. The increase also resulted in part from an increase in freight costs of $0.9 million in 2005 over 2004. Partially offsetting these increases were vendor rebates and discounts for prompt payment totaling $1.7 million more in 2005 than in 2004 and an inventory obsolescence credit of $0.2 million in 2005, as compared to a charge of $0.7 million in 2004, reflecting our success in selling some older, reserved inventory.

Gross Profit

Gross profit increased $14.4 million, or 34.9%, to $55.7 million in 2005 from $41.3 million in 2004, due primarily to increased sales. Gross margin increased to 26.0% in 2005 compared to 23.9% for 2004. This increase was due mainly to a more favorable product mix, including a greater proportion of higher margin items and increased vendor rebates. Improved inventory profiles allowed us to increase the percentage of sales volume shipped from inventory held in our distribution centers from 68.1% in 2004 to 69.5% in 2005. Shipments from inventory held in our distribution centers generally represent smaller orders and command a higher level of gross margin. Also contributing to this increase was the inventory obsolescence credit described above.

Operating Expenses

Operating expenses were $32.9 million in 2005, an increase of $3.1 million, or 10.4%, compared to operating expenses of $29.8 million in 2004. This increase was attributable to the specific factors discussed below.

Salaries and Commissions.   Salaries and commissions increased $2.0 million, or 12.3%, to $18.7 million in 2005 from $16.7 million in 2004. This increase consists of a $0.7 million increase in salaries due to pay increases and additional personnel and a $1.3 million increase in commission expense, reflecting the higher level of sales. Salaries and commissions as a percentage of net sales decreased to 8.7% in 2005 from 9.6% in 2004, as sales increased at a faster rate than personnel additions and commission payments.

Other Operating Expenses.   Other operating expenses increased $1.6 million, or 13.1%, to $14.0 million in 2005 from $12.4 million in 2004. The increase in other operating expenses is due to expenditures for advertising to support the growth in the sales volume, administrative costs, including payroll taxes and medical and dental costs, and warehousing costs, including supplies and equipment. While other operating expenses increased in 2005 from 2004, other operating expenses as a percentage of net sales decreased to 6.6% in 2005 from 7.2% in 2004 due to our ability to leverage infrastructure costs.

Management Fee.   Management fee expenses were consistent at $0.5 million in 2005 and 2004.

Litigation Settlement.   We realized a litigation settlement benefit of $0.7 million in 2005, an increase of $22,000 or 3.4% compared to the benefit received in 2004. The 2005 litigation settlement resulted from a court award involving the seller indemnification provisions of the 1997 purchase agreement by which an investor group led by Code Hennessy & Simmons acquired us.

Depreciation and Amortization.   Depreciation and amortization expense was $0.4 million in 2005, a decrease of $0.5 million, or 54.6%, compared to $0.9 million in 2004. This decrease was primarily due to the charge in 2004 of $0.3 million for the unamortized balance of a non-compete agreement (relating to the 2000 Futronix acquisition) that was fully amortized in 2004.

Interest Expense

Interest expense decreased $0.6 million, or 16.6%, to $3.0 million in 2005 from $3.5 million in 2004. An increase in our average debt outstanding was more than offset by the effect of a decrease in our effective interest rate to 7.2% in 2005 from 7.9% in 2004. The decrease in the effective interest rate was primarily due to a reduction in the outstanding amount of the junior subordinated notes, which had a 14.0% interest rate.

Income Tax Expense

Our effective income tax rate decreased from 39.7% in 2004 to 36.8% in 2005, primarily due to an increase in deferred tax assets as a result of an increase in the federal rate from 34% to 35% and the non-taxable nature of the litigation settlement.

Net Income

We generated net income of $12.5 million in 2005 compared to net income of $4.8 million in 2004, an increase of 160.2%.

Quarterly Results

The following table presents our unaudited quarterly results of operations for each of our last eight quarters ended December 31, 2006. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
(In thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME:

Sales	$43,106	$46,652	$58,321	$65,878	$66,428	$84,184	$89,963	$82,892
Gross profit	$11,157	$12,053	$15,136	$17,371	$17,991	$24,527	$26,203	$23,618
Operating income	$3,897	$4,271	$6,889	$7,711	$8,953	$14,563	$15,857	$13,701
Net income	$2,011	$2,240	$3,904	$4,359	$4,802	$8,254	$9,468	$8,150
Earnings per share:
Basic	$0.12	$0.13	$0.24	$0.26	$0.29	$0.48	$0.45	$0.39
Diluted	$0.12	$0.13	$0.23	$0.26	$0.29	$0.48	$0.45	$0.39

Historically, our sales have been stronger in the second and third quarters than in the first and fourth quarters, primarily as a result of seasonality in the industry. In the last several years, these quarterly fluctuations were moderated by growth in our sales and, in late 2005, from demand driven by increased construction activity following Hurricanes Katrina and Rita. As the effect of sales tied to Hurricanes Katrina and Rita diminishes, we expect historical seasonality characteristics in our sales to become more apparent.

Impact of Inflation and Commodity Prices

Our results of operations are affected by changes in the inflation rate and commodity prices. Moreover, because copper and petrochemical products are components of the wire and cable we sell, fluctuations in the costs of these and other commodities have historically affected our operating results. We estimate that approximately one-fifth of the growth in our sales from 2005 to 2006 and between $4.5 million and $6.5 million of net income in 2006 is attributable to higher commodity prices for certain components of our products, principally copper and polymers. Copper prices, which peaked in May 2006 at $4.04 per pound, have declined to $2.74 per pound as of March 1, 2007. If we are unable to pass on to our customers cost increases due to inflation or rising commodity prices, it could adversely affect our operating results. To the extent commodity prices decline, the net realizable value of our existing inventory could be reduced, and our gross profits could be adversely affected.

Liquidity and Capital Resources

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations supplemented by bank borrowings. We have funded our capital expenditures through cash from operations.

We had a book overdraft of $1.3 million at December 31, 2006 compared to a book overdraft of $2.1 million at December 31, 2005. The book overdraft is funded by our revolving credit facility as soon as the related checks clear our disbursement account. Our net working capital was $86.9 million at December 31, 2006 compared to net working capital of $51.4 million at December 31, 2005. The increase in working capital was primarily due to the increase in inventory and accounts receivable. Inventory increased to support our customers and end markets, and accounts receivable increased due to the improved sales volume. In addition, in June 2006 we used $49.9 million in net proceeds from our IPO to repay outstanding debt, including the current portion of long-term obligations ($3.5 million at December 31, 2005), leaving no current debt obligations at year end 2006.

Liquidity is defined as the ability to generate adequate amounts of cash to meet the current need for cash. We assess our liquidity in terms of our ability to generate cash to fund our operating activities. Significant factors which could affect liquidity include the following:

•        the adequacy of available bank lines of credit;

•        the ability to attract long-term capital with satisfactory terms;

•        cash flows generated from operating activities;

•        acquisitions; and

•        capital expenditures.

Comparison of Years Ended December 31, 2006 and 2005

Our net cash provided by operating activities was less than $0.1 million in 2006 compared to net cash used in operating activities of $3.8 million in 2005. The positive components to net cash provided by operating activities were net income of $30.7 million and increases in accounts payable of $2.7 million and accrued liabilities of $2.5 million. The increases in accounts payable and accrued liabilities were primarily due to the increase in sales in 2006 over 2005 levels. These components to cash provided by operating activities were offset by the increase in inventory of $25.3 million and the increase in accounts receivable of $11.0 million. Inventory increased to support the increased sales activity and cable management projects. Our cable management program involves purchasing and storing dedicated inventory, so customers have immediate availability for the duration of their projects. The increase to accounts receivable was due to increased sales.

Net cash used in investing activities for 2006 was $0.6 million compared to $0.3 million in 2005. The capital expenditures increased primarily due to purchases of warehouse equipment to service our growth and to upgrade or maintain our forklifts.

Net cash provided by financing activities for 2006 was $0.6 million compared to $4.1 million in 2005. The cash proceeds from financing activities in 2006 reflected the proceeds from our IPO, net of offering costs, of $49.9 million, and the subsequent pay off of our term loan of $14.5 million, with the remaining balance going to payments on our revolving loan. The net cash provided by financing activities in 2005 was due to the net borrowings on the revolving and term bank loans of $33.9 million. These borrowings were primarily incurred to pay off the junior subordinated promissory notes of $9.6 million, which carried a much higher interest rate than our bank loans, and the payment of a special $20.0 million dividend.

Comparison of Years Ended December 31, 2005 and 2004

Our net cash used by operating activities was $3.8 million for 2005 compared to net cash provided of $12.0 million for 2004. The cash used in operations in 2005 was primarily due to the decrease in the book overdraft of $5.9 million, an increase in accounts receivable of $14.3 million and an increase in inventory of $1.3 million. This was offset in 2005 by net income of $12.5 million and increases in accounts payable and income taxes payable of $3.2 million and $0.6 million, respectively. These changes were primarily due to the increase in sales in 2005 over 2004 levels. Depreciation and amortization decreased by $0.5 million, including a decrease of $0.3 million due to the absence in 2005 of a charge for a non-compete agreement that was fully amortized in 2004.

Net cash used in investing activities for 2005 was $0.3 million compared to $0.2 million for 2004. The investing activities were for capital expenditures, which have remained relatively constant over the past three years.

Net cash provided by financing activities for 2005 was $4.1 million compared to net cash used of $11.8 million for 2004. The difference was primarily due to the borrowing of additional funds in 2005 to finance a $20.0 million special dividend payment, while in 2004, we repaid $14.0 million of our junior subordinated promissory notes.

Indebtedness

Our principal source of liquidity at December 31, 2006 was working capital of $86.9 million compared to $51.4 million at December 31, 2005. We also had available borrowing capacity in the amount of $32.9 million at December 31, 2006 and $1.5 million at December 31, 2005 under our loan and security agreement with Bank of America and another syndication lender.

We believe that we have adequate availability of capital to fund our present operations, meet our commitments on our existing debt, and fund anticipated growth over the next twelve months, including expansion in existing and targeted market areas. We continually seek potential acquisitions and from time to time hold discussions with acquisition candidates. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms. Additionally, we may issue additional shares of common or preferred stock to raise funds.

Loan and Security Agreement

We have a loan and security agreement with Bank of America and another lender, which provides for a $45.0 million revolving loan. The loan bears interest at Bank of America’s base interest rate and matures on May 21, 2010. The lenders have a security interest in all of our assets, including accounts receivable and inventory.

Portions of the outstanding loans may be converted to LIBOR loans in minimum amounts ranging between $100,000 to $1 million and integral multiples of $100,000. Upon such conversion, interest is payable at LIBOR plus 0.75%. We have entered into a series of one-month LIBOR loans, which, upon maturity, are either rolled back into the revolving loan or renewed under a new LIBOR contract.

Covenants in the loan agreement require us to maintain certain minimum financial ratios, restrict our ability to pay dividends and make capital expenditures and require us to use 75% of our excess cash flow to reduce indebtedness. Additionally, we are obligated to pay an unused facility fee on the unused portion of the loan commitment. As of December 31, 2006, we were in compliance with all financial covenants. We paid approximately $83,000 in unused facility fees for the year ended December 31, 2006.

Junior Subordinated Promissory Notes

In 1997, we issued approximately $9.0 million of junior subordinated promissory notes, which bore interest at a rate of 14.0% per annum. On May 22 of each year, accrued interest was rolled into the principal amount of the notes. The principal amount of the notes, together with all unpaid accrued interest, was due and payable on May 22, 2007. On May 13, 2004 and December 30, 2004, we made equal payments of $7.0 million to reduce the borrowings under the notes. On June 1, 2005, we paid an additional $6.0 million to reduce the borrowings, and we paid the remaining balance of all principal and interest due of $4.3 million on November 10, 2005.

Contractual Obligations

The following table describes our cash commitments to settle contractual obligations as of December 31, 2006.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Term loans and loans payable	$12,059	$—	$—	$12,059	$—
Operating lease obligations	11,120	2,172	4,093	3,001	1,854
Non-cancellable purchase obligations(1)	37,675	37,675	—	—	—
Total	$60,854	$39,847	$4,093	$15,060	$1,854

(1)          These obligations reflect purchase orders outstanding with manufacturers as of December 31, 2006. We believe that some of these obligations may be cancellable upon negotiation with our vendors, but we are treating these as non-cancellable for this disclosure due to the absence of an express cancellation right.

Capital Expenditures

We made capital expenditures of $0.2 million, $0.3 million and $0.6 million in the years ended December 31, 2004, 2005 and 2006, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than operating leases.

Financial Derivatives

We have no financial derivatives.

Market Risk Management

We are exposed to market risks arising from changes in market prices, including movements in interest rates and commodity prices.

Interest Rate Risk

Our variable interest rate debt is sensitive to changes in the general level of interest rates. At December 31, 2006, the weighted average interest rate on our $12.1 million of variable interest debt was approximately 6.49%.

While our variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial performance or results of operations. Based on December 31, 2006 borrowing levels, a 1.0% increase or decrease in current market interest rates would have a $0.1 million effect on our statements of operations.

Foreign Currency Exchange Rate Risk

Our product is purchased and invoiced in U.S. dollars. Accordingly, we do not believe we are exposed to foreign exchange rate risk.

BUSINESS

Overview

We are one of the largest distributors of specialty wire and cable and related services to the U.S. electrical distribution market. In 2006, we had over 2,700 customers in over 8,000 individual locations, including virtually all of the top 200 electrical distributors in the U.S. We have strong relationships with leading wire and cable manufacturers and provide them with efficient access to the fragmented electrical distribution market. During 2006, we distributed approximately 22,000 SKUs from eleven strategically located distribution centers in ten states. We are focused on providing our electrical distributor customers with a single-source solution for specialty wire and cable by offering a large selection of in-stock items, exceptional customer service and high levels of product expertise.

We offer products in most categories of specialty wire and cable, including: continuous and interlocked armor cable; control and power cable; electronic wire and cable; flexible and portable cords; instrumentation and thermocouple cable; lead and high temperature cable; medium voltage cable; and premise and category wire and cable. We also offer private branded products, including our LifeGuard™ low-smoke, zero-halogen cable. Our specialty wire and cable is primarily used in maintenance, repair and operations (“MRO”) related projects and is increasingly purchased for larger-scale projects in the utility, industrial and infrastructure markets. Our specialty wire and cable is used within a diverse range of industries, including the communications, energy, engineering and construction, general manufacturing, infrastructure, petrochemical, transportation, utility and wastewater treatment industries.

Our value-added services include:

•        Standard same day shipment from our extensive inventory and distribution network

•        Application engineering support through our knowledgeable sales and technical support staff

•        Custom cutting of wire and cable to exact specifications at no additional charge

•        Inventory management programs that provide job-specific asset management and just-in-time delivery

•        Job-site delivery and logistics support

•        24/7/365 customer service provided by our own employees

•        Customized internet-based ordering capabilities

Our wide product selection and specialized services support our position in the supply chain between wire and cable manufacturers and electrical distributors and their customers. Offering the breadth and depth of specialty wire and cable that we do requires significant warehousing resources and a large number of SKUs. An electrical distributor, however, typically sells a wide variety of electrical products ranging from lighting to MRO supplies, and only a small percentage of these items represent specialty wire and cable. In addition, given their bulk and weight, specialty wire and cable require a disproportionately high percentage of warehouse space and materials handling capabilities compared to the sales volume they generate for an electrical distributor. Instead of dedicating larger amounts of warehouse and other resources to specialty wire and cable, our distributor customers rely on us to supply much of their specialty wire and cable. At the other end of the supply chain, while manufacturers may have the space and capabilities to maintain a large supply of inventory, we do not believe that any single manufacturer has the breadth of product that we offer. More importantly, manufacturers historically have not offered the services that our customers need, such as complementary custom cutting and same day shipment, and do not have multiple distribution locations across the nation. As a result, we believe that we serve an important role in the supply chain for specialty wire and cable and that it would be uneconomical for manufacturers or electrical distributors to compete with us, given our nationwide product and service capabilities.

We were founded in 1975 and have a long history of reliable customer service, broad product selection and strong product expertise. In 1987, we completed our first initial public offering and were subsequently purchased in 1989 by ALLTEL Corporation. In 1997, we were purchased by investment funds affiliated with Code Hennessy & Simmons. We completed our second initial public offering in June 2006. During our 31 year history, we have successfully expanded our business from one original location in Houston, Texas to eleven strategic locations nationwide.

In 2000, we acquired our largest direct competitor, the Futronix division of Kent Electronics Corporation. In 2003, we implemented a new sales and marketing strategy to expand our sales force, to introduce new private branded products and to work in concert with our distributor customers to generate demand from end-users in our targeted markets, including the utility, industrial and infrastructure markets. As part of this initiative, we are partnering with our distributor customers and strengthening our relationships with project and specifying engineers to generate demand for our specialty wire and cable. For example, in the utility markets, we seek to capitalize on increased spending on new power generation assets and environmental compliance initiatives. In addition, in the engineering and construction market we work with specifying engineers to drive specialty wire and cable specifications in large capital projects and market our cable management program as a tool to manage wire and cable at those projects.

Industry Overview

We operate within the U.S. electrical distribution market, which Electrical Wholesaling magazine estimates had industry-wide sales of $84.4 billion in 2006 and expects to grow 10.5% to $93.3 billion in 2007. Electrical distribution has historically been a growing segment of the industrial distribution industry, with a CAGR of 4.8% since 1985.

Within the electrical distribution industry, our business focuses on specialty wire and cable. According to the U.S. Census Bureau, the total value of manufacturers’ shipments of specialty wire and cable totaled approximately $7.8 billion in 2005. The specialty wire and cable we sell generally consists of continuous and interlocked armor cable; control and power cable; electronic wire and cable; flexible and portable cords; instrumentation and thermocouple cable; lead and high temperature cable; medium voltage cable; and premise and category wire and cable. These products are often highly engineered and require sophisticated knowledge to insure proper application. Examples of primary end-markets for specialty wire and cable include the communications, energy, engineering and construction, general manufacturing, infrastructure, petrochemical, transportation, utility and wastewater treatment industries.

The sales channel for specialty wire and cable depends on a number of factors, including order type, product selection, service level expectations, inventory management and delivery requirements. The greater the need for customization and high service levels (represented by the right side of the following diagram), the more likely the transaction will involve a specialty wire and cable distributor such as us.

In certain circumstances, manufacturers of specialty wire and cable sell their products directly to the end-user. These transactions typically consist of a bulk volume of wire and cable, involve little or no customized services and may require long lead times between order and delivery. An example of this type of transaction would be the purchase of full reels of cable with manufacturing lead times ranging from 8 to 16 weeks after receipt of the order. More frequently, an electrical distributor serves as the sales channel directly between the manufacturer and the contractor or end-user. The typical sale by an electrical distributor may involve a commonly purchased item that is specifically designated by the end-user and shipped from stock along with a variety of other electrical products. It is generally most economical for electrical distributors to carry in their inventories only those wire and cable SKUs that are commonly ordered and do not require high levels of specialized knowledge or services.

For customers requiring highly specialized wire and cable, custom cut lengths, technical expertise, short lead times or additional services, electrical distributors will generally source products from a specialty wire and cable distributor. We believe that the increasing complexity of specialty wire and cable specifications and the growing need for just-in-time delivery and logistics support will drive further growth in purchases through specialty wire and cable distributors.

Because sales of specialty wire and cable typically represent a relatively small portion of the revenue generated by our electrical distribution customers, our customers often rely on us to make the investments needed to support their specialty wire and cable sales. Given the bulk and weight of specialty wire and cable, stocking a comprehensive offering of specialty wire and cable to meet diverse product demand requires a disproportionately high percentage of warehouse space and materials handling capabilities for our customers, compared to the sales volume that they generate from these products. Electrical distributors typically do not have a high enough demand for specialty wire and cable to turn inventory cost-effectively. Instead of dedicating a larger amount of warehouse space to inventory and making the investments in employee training, same day shipment capabilities for specialty wire and cable, end-user support, and information technology needed to maintain industry leading levels of service, our electrical distribution customers rely on us to play this important role in the supply chain and to be a single source solution.

Targeted Markets

Our business is driven, in part, by the strength, growth prospects and activity in the end-markets in which our products are used. We have targeted three of these markets—the utility, industrial and infrastructure markets—in our recent sales and marketing initiatives.

Utility Market.   The utility market includes large investor-owned utilities, rural cooperatives and municipal power authorities. While we do not distribute the power lines used for the transmission of electricity, we sell many products used in a power plant and in the related pollution control equipment. As such, we are positioned to benefit from expenditures for new power generation needed to satisfy a growing population with increasing energy demands and to comply with federal mandates to reduce toxic outputs from power generating facilities. We expect to benefit from this trend as our customers utilize our cable management services to support the distribution of specialty wire and cable required for the construction of new power plants and upgrading of existing power plants. For example, large coal-fired utility plants across the U.S. may be retrofitted with flue gas desulphurization systems (commonly referred to as scrubbers) to comply with pollution-control initiatives. This type of project requires the specialty instrumentation, power and control products that we distribute.

Industrial Market.   The industrial market is one of the largest segments of the U.S. economy, comprised of a diverse base of manufacturing and production companies. According to a January 2007 Industrial Information Resources report, spending on industrial projects in the U.S. during 2007 is expected to total $110 billion. We help our electrical distributor customers provide specialty wire and cable to industrial companies with large, complex plant maintenance, repair and operations requirements and for new capital projects. We offer specialty wire and cable that is specifically designed for a variety of industrial applications, and we are benefiting from accelerated capital spending due to economic expansion and a catch-up of deferred maintenance. For example, in petrochemical and other harsh-environment operations, we distribute specialty cables specifically designed to endure exposure to caustic materials or extreme temperatures.

Infrastructure Market.   We believe that significant infrastructure improvements and additions will be needed over the next several years. For example, the Congressional Budget Office anticipates an increase in spending over the next two decades in the U.S. for drinking water systems and wastewater infrastructure and estimates that for the years 2000 to 2019 annual costs for investment will average between $24.6 billion and $41.0 billion. We expect to benefit from this trend given that the specialty wire and cable we distribute are used in the construction of wastewater treatment facilities. We are assisting our customers to further penetrate the engineering and construction market by working with application engineers to drive specialty wire and cable specifications in large construction projects.

LifeGuard™ Market Opportunity

We believe that the market for low-smoke, zero-halogen products is in its infancy in the U.S. and represents a significant market opportunity across our targeted markets. Low-smoke, zero-halogen cables have been used extensively in Europe and Asia for many years. We are leading the development of the market for low-smoke, zero-halogen cable in the U.S. In addition to other threats, when traditional cable burns, the acid gases produced are particularly destructive to electronic equipment, which represents a significant investment for many businesses. In contrast, low-smoke, zero-halogen compounds provide significant flame resistance, minimal smoke production and substantially reduced toxicity and corrosiveness when burned, as compared to traditional wire and cable.

Our LifeGuard™ cable has been accepted for use by over 300 end-users, including leading engineering and construction firms, and is increasingly included in specifications for utility, data center and industrial related projects. LifeGuard™ can be used in harsh environments for power, control and lighting circuits in a broad range of commercial, industrial and utility applications. We are currently marketing LifeGuard™

to the utility industry for use in power generation and co-generation; to industrial plants for petrochemical, pharmaceutical and wastewater treatment related uses; to general industry for use in data centers, such as computer rooms, switching centers and central offices; and to the engineering and construction market for use in highly populated facilities such as multi-story buildings, schools, hotels, hospitals, sports centers, airports and mass transit stations.

Competitive Strengths

We are a nationally recognized, full-service distributor of specialty wire and cable and related services. Through eleven strategic locations across the United States, we provide same-day shipment to a broad customer base including, among others, Border States Electric Supply, Consolidated Electrical Distributors, Inc., GE Supply Company (acquired by Rexel, Inc.), Graybar Electric Company, Inc., HD Supply, Inc. (formerly Hughes Supply, Inc.), Mayer Electric Supply Company Inc., Rexel, Inc., The Reynolds Company, Sonepar USA and WESCO Distribution, Inc. We operate in a highly fragmented market, and we believe that the following competitive strengths have helped us achieve our leading position in the market and a strong reputation among manufacturers and customers.

Comprehensive Value-Added Services and Product Expertise

Our business model focuses on providing our customers with comprehensive value-added services and high levels of expertise across a broad range of our suppliers’ products. Our services are designed to provide maximum efficiency and flexibility for our customers and include extensive product knowledge and application engineering support, inventory management, custom cut capabilities and 24/7/365 customer service. We help our customers achieve efficient and effective procurement of specialty wire and cable on terms that typically include short lead times and the ability to ship a high percentage of the products ordered within 24 hours. Critical to our success is our application engineering support, in which our knowledgeable sales people help customers match products based on intended use, cost and performance specifications. We have developed the expertise, infrastructure and relationships to provide extensive customer service that we believe would be costly to build and support without the scale we have achieved.

Strength and Tenure of Specialized Sales Force

We have invested in developing a sales force of highly knowledgeable professionals with considerable industry expertise. As of December 31, 2006, our sales force consisted of 47 field sales personnel and 88 inside sales and technical support personnel. Our field sales force has increased in size significantly since 2003 and is aligned according to targeted industries, geography and select customer relationships. Our sales personnel receive ongoing, comprehensive training about innovations in specialty wire and cable as well as changes affecting our targeted markets. We use a consultative selling approach that leverages our extensive product expertise and knowledge of our customers’ needs in the markets in which the products are used. Our sales effort is designed to augment the sales efforts of manufacturers as well as those of our distributor customers. We believe that our sales approach results in increased demand for the products we distribute and maximizes our reputation as a highly knowledgeable source of specialty wire and cable information.

First-Mover Advantage with LifeGuard™ Cable

We believe we have established a first-mover advantage in the U.S. with our LifeGuard™ line of low-smoke, zero-halogen cable products. We believe our LifeGuard™ line of cable has the potential to become the industry standard in the U.S. for low-smoke, zero-halogen cable needs. Since its introduction in 2003, our LifeGuard™ line of cable has been accepted for use by over 300 end-users, including leading engineering and construction firms, and is increasingly included in specifications for utility, data center and industrial related projects. We have identified a substantial potential market for these products and believe that our early entrance into the market provides us with a significant competitive advantage.

Operating Efficiency

Our ability to offer a high level of customer service is due in part to our highly efficient and effective operations that leverage centralized back-office administration and purchasing, a scalable information technology platform, automated warehouse operations and electronic product tracking. The products we carry are bar-coded with exact product specifications and length and tracked on a real-time basis in our system, which allows us to cost-effectively route orders to our warehouses across the country based on delivery distance, availability and quantity of product. Our process minimizes waste by targeting specific locations and reels for optimal custom cut orders. Efficient purchasing and management of our products have helped us increase our average inventory turns from 3.18 in 2001 to 4.46 in 2006 and improved our gross margin during the same period from 22.8% to 28.5%. In addition, by leveraging our national infrastructure and implementing back-office initiatives, we have decreased our operating expenses as a percentage of revenue from 18.0% in 2001 to 12.1% in 2006. Based on data for 2005 reflected in the 2006 Performance Analysis Report (“PAR Report”) published by the National Association of Electrical Distributors (“NAED”), we compare favorably to the electrical distribution industry averages across several metrics, including average sales per employee of $781,000 versus $456,000 for the industry.

Extensive Product Offering and Strong Supplier Relationships

In 2006, we sold approximately 22,000 SKUs, representing a broad and deep selection of high-quality specialty wire and cable. Our products include national brands of continuous and interlocked armor cable; control and power cable; electronic wire and cable; flexible and portable cords; instrumentation and thermocouple cable; lead and high temperature cable; medium voltage cable; and premise and category wire and cable. We also offer several products under our private brands, including our LifeGuard™ line of low-smoke, zero-halogen cable. Our strategy is to maintain a wide breadth and depth of inventory, allowing us to ship a high percentage of the products ordered within 24 hours. We believe that our vast product offering and value-added services are significant factors in attracting and retaining many of our customers. In addition, we have strong, often decades-long, relationships with large wire and cable manufacturers such as Belden CDT, General Cable Corp., Nexans, Service Wire Company and Southwire Company. Because of our national scale, market leadership position and specialized services, we believe we provide an important function in the supply chain and are critical to our suppliers’ sales efforts. We also believe that our strategic decision to concentrate our purchases with our top suppliers allows us to solidify our relationships with these vendors while optimizing our vendor rebates.

Strong and Diversified Customer Base

During 2006, we served over 2,700 customers, including virtually all of the top 200 electrical distributors in the U.S. We have experienced exceptional customer retention, and we believe that we are the primary supplier of specialty wire and cable to a majority of our  customers. Each of our top ten customers in 2006 has purchased products from us every year over the last decade. Our direct customers are electrical distributors, and our products are used within a diverse range of industries including, the communications, energy, engineering and construction, general manufacturing, infrastructure, petrochemical, transportation, utility and wastewater treatment industries. We believe that the strength of our broad customer relationships provides us with a significant competitive advantage.

Experienced Management Team

Our highly experienced team of executive officers and key management has an average tenure with us of over 14 years. This continuity strengthens our relationships with our customers and suppliers and enables us to provide our customers with a high level of product and industry expertise. Our management team is led by our President and Chief Executive Officer, Charles Sorrentino, who joined us in 1998. Working with Mr. Sorrentino is a team of industry veterans who have been instrumental to our strong growth and success to date and will enable us to leverage our competitive strengths and pursue further strategic growth opportunities.

Growth Strategies

Since implementing our new sales and marketing strategy in 2003, our revenue has increased from $149.1 million in 2003 to $323.5 million in 2006, and our operating income has increased from $4.7 million to $53.1 million. We intend to continue to leverage our competitive strengths and pursue select strategic initiatives to drive growth in revenue and profit.

Generate Demand from Targeted Markets

During 2003, we realigned our sales efforts to work in concert with our distributor customers to generate demand directly from end-users in our targeted markets, including the utility, industrial and infrastructure markets. We believe that our sales and marketing programs and product application expertise can help our distributor customers drive demand from their customers. In select target markets, we are assisting our customers in forming relationships with project and specifying engineers to create demand for our specialty wire and cable. For example, in the utility market, we are positioned to capitalize on the increased spending on new power generation assets and environmental compliance initiatives. Additionally, we are marketing our cable management program to the engineering and construction market as a tool to manage supplies at large capital projects. We also believe that many of these new relationships have been awarded to us based on the range of value added services that we are able to provide. We believe that our ability to help generate demand and manage the logistics of delivering our specialty wire and cable increases the value we bring to our customers and suppliers alike. We believe that the relationships we have developed with specifying engineers enhance our role in the sales and marketing process and established a platform to accelerate sales of our private branded products through our distribution channels.

Expand Our Sales Force

As part of our ongoing strategy to penetrate new markets, we expect to continue to expand our sales force and further focus our sales and marketing efforts on supporting our distributor customers in our targeted markets. We typically hire experienced personnel for our sales force, and since 2003 we have significantly increased the number of our field sales personnel. Based on industry data from the NAED’s PAR Report, our sales personnel outperformed industry averages in 2005 with average sales per sales employee of $1.8 million versus $889,000 for the industry. We believe we are in the early stages of penetrating additional sales channel opportunities in targeted markets and will continue to add specialized sales personnel to generate demand for our products.

Increase Sales of Private Branded Products

Beginning in 2003, we spearheaded the development and marketing of select private branded products, including LifeGuard™, a low-smoke, zero-halogen line of cable; Houwire®, a low-cost sound and security wire; and DataGuard®, a high-end electronic cable product line. Low-smoke, zero-halogen cables have been used extensively in Europe and Asia for many years. While we are still in the early stages of selling these product lines, we believe the possible markets for these products are significant. Since its introduction in 2003, our LifeGuard™ line of cable has been accepted for use by over 300 end-users, including leading engineering and construction firms, and is increasingly included in specifications for utility, data center and industrial related projects.

Focus on Efficient Operations and Cost Control

We seek ways to reduce costs, increase efficiency and ultimately enhance our ability to serve our customers. For example, we continuously measure our performance and implement best practices across our organization to improve our operations. We tie a portion of our manager compensation to profitable growth. In addition, we have invested in highly flexible and scalable information systems, which have been instrumental to the efficient integration of our sales, distribution and logistics capabilities. Improvements in our inventory management have created capacity in our warehouses that can be used to support our continued growth. We believe that our dedicated focus on efficient operations and scalable technology will help us drive productivity improvements and cost savings in the future.

Selectively Pursue Acquisition Opportunities

Our senior management team has experience in identifying and integrating acquisition targets. In 2000, we acquired our largest direct competitor, Futronix, from Kent Electronics. Following the acquisition, we successfully integrated operations, including the elimination of seven Futronix warehouses. While we are not dependent on acquisitions to achieve our growth plan, we will selectively pursue acquisitions that leverage our established infrastructure and allow us to strategically address select target markets, grow our product and service offering, expand geographically and leverage our efficient distribution and operations platform.

Products

Through our relationships with many of the large wire and cable manufacturers, we have access to a full spectrum of specialty wire and cable, allowing us to consistently meet the needs of our customers. Our focus is on specialty wire and cable that is engineered for specific usage and supplies critical power and data to end-users across diverse markets. We custom cut our wire and cable to exact specifications so that they can be installed as soon as they arrive at the destination. Our product strategy is to carry an extensive array of specialty wire and cable to meet the diverse, dynamic and time-sensitive needs of our customers. In addition, our infrastructure is designed to respond to short lead times with high levels of product availability and same day shipment.

Product Categories.   We distribute a wide array of wire and cable types for a host of applications, including:

•        Continuous Armor. Continuous armor cable is available in low voltage and medium voltage constructions and is used in harsh environments where maximum conductor protection is required. The corrugated seamless aluminum armor prevents the entrance of water, gas and corrosive elements into the electrical core of the cable. Continuous armor cable is used in a wide variety of applications including industrial power distribution, pulp and paper, utility and petrochemical operations. This product can be used indoors and outdoors, aerially, in conduits, ducts, cable trays and direct burial applications.

•        Control & Power. Control and power cable is 600 volt single or multiple conductor cable used in a broad range of commercial, industrial and utility applications. Applications include lighting, control and power circuits in wet and dry locations in conduits, ducts and raceways. Control and power cable is chemical, gasoline and oil resistant, and may be directly buried or installed in cable trays.

•        Electronic. Electronic cable is primarily used in audio, control, instrumentation and computer applications. It is highly engineered cable that provides specific electrical performance characteristics for a broad range of data, communications and industrial applications.

•        Flexible & Portable Cord. Flexible and portable cord is a highly flexible and durable single or multiple conductor cable used in heavy-duty industrial applications. These cables are commonly used for energizing mobile mining equipment, diesel electric locomotives, lifting magnets, cranes and loaders, as well as for portable power distribution for tools, equipment, small motors and machinery.

•        Instrumentation & Thermocouple. Instrumentation and thermocouple cable is 300 volt or 600 volt, twisted pair or triad cable used to transmit signals for instrument, process and control, or heat sensing instruments. It may be used in wet and dry locations, indoors or outdoors, aerially, in conduits, ducts, cable trays or 600 volt direct burial applications.

•        Interlocked Armor. Interlocked armor cable is available in low voltage and medium voltage constructions and is used in harsh environments where maximum conductor protection is required. The protective sheath is made from a thick corrugated metal tape that locks together as it is wrapped around the cable core. It is used in a wide variety of applications including industrial power distribution, pulp and paper, utility and petrochemical operations. This product can be used indoors and outdoors, aerially, in conduits, ducts, cable trays and direct burial applications.

•        Lead & High Temperature. Lead and high temperature cable is 600 volt single conductor cable used to create or complete electrical circuits. Many of these cables are capable of withstanding flame temperatures in excess of 2,000°C or higher. This product is commonly used for power, control, and instrumentation circuits in iron, steel, glass, aluminum and refining applications, and in industrial heating and cooking equipment.

•        Medium Voltage. Medium Voltage cable is a single or multi-conductor cable that is rated for 2,001 volts to 35,000 volts. This power cable can be used in open air, conduit, duct, cable tray (when CT rated), wet and dry locations or be directly buried in earth. It is commonly used in chemical plants, refineries, steel mills, industrial plants, commercial buildings, utility substations and generating stations.

•        Premise & Category Wiring. Premise wiring is used for general purpose remote control signaling and voice and data applications. Category cables are used for high speed data transmission of voice, data and telephony information.

Our Private Branded Products.   We also sell our own private branded products, LifeGuard™, DataGuard® and Houwire®, across many of the product categories identified above.

•        LifeGuard™. LifeGuard™ cable is a low-smoke, zero-halogen cable constructed with highly engineered polymers. LifeGuard’s™  properties exceed those of standard cable construction, and it has excellent electrical and mechanical characteristics. The jacket on LifeGuard™ cable is highly flame-retardant, produces very small amounts of smoke when burned and contains no halogens. LifeGuard™ is used in harsh environments for power, control and lighting circuits in a broad range of commercial, industrial and utility applications. LifeGuard™ cable is ideal for applications where a high degree of safety and equipment protection is required. We are currently marketing LifeGuard™ to the utility industry for use in power generation; to industrial plants for petrochemical, pharmaceutical and wastewater treatment related uses; to general industry for use in data centers, such as computer rooms, switching centers and central offices; and to the engineering and construction market for use in highly populated facilities, such as multi-story buildings, schools, hotels, hospitals, sports centers, airports and mass transit stations.

•        DataGuard®. We introduced our DataGuard® product line in 2006 to address the data and communications wire and cable market. These expansive and performance driven markets require cables with exacting electrical characteristics. Our DataGuard® products are premium quality, highly engineered cables specifically designed to meet these demanding requirements and are used in a broad range of audio, control, instrumentation and computer applications.

•        Houwire®. Our Houwire® product line has been custom tailored for the sound, security and fire alarm market. Houwire® products are low-voltage cables that have been value engineered for multiple applications in both industrial plants and commercial facilities. These competitively priced items have helped to position us for additional penetration into the broad and expanding sound and security market.

Services

In addition to the broad selection of specialty wire and cable that we distribute, we offer a wide array of value-added services to our customers to assist them with their wire and cable requirements. These services allow customers to use our industry expertise to efficiently manage their wire and cable requirements with improved service and minimal waste and expense.

We believe our inventory depth and breadth, distribution capabilities and value-added services are critical to our customers’ wire and cable procurement needs and significantly reduce their cost by:

•        eliminating long lead times typically required by manufacturers;

•        reducing on-site labor costs;

•        fulfilling small orders without subjecting customers to purchase order minimums and price premiums;

•        reducing waste through our cut-to-length service offering;

•        moderating inventory carrying costs by offering next-day delivery for SKUs which take up substantial warehouse space;

•        providing access to restricted and exclusive brands;

•        offering technical resource capabilities through our product specialists’ 24-hours-a-day, seven-days-a-week, 365-days-a-year service; and

•        managing large, intermittent product orders through our cable management program.

Our value-added services include the following:

•        Application Engineering Support. Our sales personnel have significant technical knowledge of the specialty wire and cable we distribute and their applications and specifications. Our sales staff assists customers with selecting the appropriate wire and cable products based on the intended use, cost and performance specifications.

•        Standard Same Day Shipment from Our Extensive Inventory. Through our nine distribution facilities and two third-party logistics providers, it is our standard practice to ship product the day it is ordered, and we generally have it delivered by ground the next business day.

•        24-Hours, 7-Days-a-Week, 365-Days-a-Year Service Anywhere in the United States. Our sales offices and distribution facilities provide customers with around-the-clock customer support and can deliver customized orders on short notice from any of our locations.

•        Custom Color Striping. We provide custom striping services, including color-coding products for circuit design applications.

•        Cut-to-Length Capabilities at No Additional Charge. We estimate that approximately 90% of our stock orders are cut-to-length, which eliminates excess labor costs and remnants for our customers.

•        Wire & Cable Training Programs. We are actively engaged in wire and cable training both for our distributor customers and for their end-user customers. Typical training activities include wire schools at both supplier facilities and our own, plant and site tours at our facilities and our suppliers’ facilities and on-site product training with cable engineers.

•        Full Extranet Capabilities. We give our customers internet-based, password protected access to select areas of our real-time ERP system, which allows them to check product availability, obtain pricing, and confirm order status—including detailed shipping information identifying the carrier used and shipment tracking number.

•        Cable Selection System. Our cable selection system is an internet-accessible order release site that allows customers to self-manage their cable requirements such that they arrive just-in-time at the job site and allows customers to initiate release of wire and cable via our website. With our cable selection system, the customer can request the exact circuit lengths to which cable is cut, project inventory status is available for review at any time, and the project engineer or field manager can submit changes to their orders from the field.

•        Cable Management Program. Our cable management program is an inventory system that pre-allocates specialty wire and cable for a customer’s specific project and includes a custom program designed to manage all of the wire and cable requirements for a customer’s project. The major benefits of our cable management program include guaranteed availability of materials, plus safety stock; immediate shipment of material upon field release; firm pricing and a dedicated project manager. As part of the program, wire and cable stock is reserved in our warehouse and identified with a unique part number to ensure it is available for sale when requested by the customer. In addition, customers can review a project’s inventory 24 hours a day via a secure internet site and can obtain details on items such as individual circuit cut history, shipment and order tracking information. Our cable management program allows customers to better manage their large projects and helps to eliminate job site theft, expenses associated with delayed shipments of materials and surplus materials.

Customers

During 2006, we served over 2,700 customers, including virtually all of the top 200 U.S. electrical distributors, representing over 8,000 customer locations nationwide. All of our top ten customers have been customers for more than a decade.

Our top 10 customers in 2006 were:

Border States Electric Supply	HD Supply, Inc. (formerly Hughes Supply, Inc.)
Consolidated Electrical Distributors, Inc.	Mayer Electric Supply Company, Inc.
Dealers Electric Supply	Rexel, Inc.
GE Supply Company (acquired by Rexel, Inc.)	Sonepar USA WESCO Distribution, Inc.
Graybar Electric Company, Inc.

Our customers’ primary end-markets include the communications, energy, engineering and construction, general manufacturing, infrastructure, petrochemical, transportation, utility and wastewater treatment industries. While downturns or cyclicality in the markets our distributor customers serve could affect our business, we believe that the market and geographic diversity of our end-users helps to mitigate risks associated with regional or sector-specific cycles. In 2006, our largest customer, WESCO Distribution, represented approximately 13% of our sales. Rexel, Inc. acquired GE Supply Company in August 2006, and the companies together represented approximately 12% of our sales in 2006.

Suppliers

We obtain products from most of the leading wire and cable suppliers. We believe we have strong relationships with our top suppliers. Although we believe that alternative sources are available for the majority of our wire and cable products, we have strategically concentrated our purchases with three leading suppliers in order to maximize product quality, delivery dependability, purchasing efficiencies, and supplier incentives. As a result, in 2006 approximately 57% of our annual purchases came from three suppliers. We do not believe we are dependent on any one supplier for any of our wire and cable products.

Our top five suppliers in 2006 were Belden CDT, General Cable Corp., Nexans, Service Wire Co., Inc., and Southwire Company. Products we purchased from Belden CDT, General Cable Corp. and Nexans each generated more than 10% of our sales in 2006.

We believe that our national distribution presence and value-added services make us an essential partner in the supply chain for our suppliers. In addition, we believe our role in the supply chain, through our national distribution channel and value-added services, provides our suppliers cost savings by:

•        eliminating the need to maintain their own asset intensive distribution system across the U.S.;

•        placing large orders, which allow suppliers to have efficient and cost-effective production planning;

•        reducing their marketing and sales functions and expenses; and

•        allowing them to rely on our technical specialists to provide technical support to our customers and end-users.

Sales and Marketing

Sales Strategy

The primary objectives of our sales process are (i) to continue to generate market awareness, (ii) to identify profitable specialty wire and cable markets and (iii) to penetrate targeted markets through cost benefit analyses and customized service offerings. Our sales force is trained to identify the needs of our customers and develop a single-source wire and cable solution that meets their needs while creating a competitive advantage for us.

Sales Organization

In order to meet our growth initiatives and manage the corresponding increased contact with customers, we invested heavily in sales resources (including significantly increasing the size of our field sales force from 2003 to 2006). We have also transformed our compensation programs to drive a more proactive sales process. For example, we have realigned the incentives for our field sales force by tying more than 50% of commissions to sales to new customers. Our inside sales force compensation structure focuses on monthly adjusted gross profit dollars and margin percentage targets.

We have expanded our sales channels to support our electrical distributor customers as “channel partners” to penetrate our targeted markets, including the utility, industrial and infrastructure markets. In cooperation with these distributors, we are implementing a pull-through sales strategy to increase demand for our products and services among selected end-users.

As of December 31, 2006, our sales and marketing staff consisted of approximately 157 employees. We market our specialty wire and cable through an inside sales force located throughout our regional offices and a field sales force located in key geographic markets throughout the U.S. By operating under a decentralized process, regional managers are able to adapt quickly to market-specific occurrences, allowing us to compete effectively with local competitors. We believe the breadth and depth of our sales force is critical to serving our fragmented and diverse customer and end-user base.

Our field sales force focuses on developing demand for our products. In addition to adding field sales resources, since 2003 we have reorganized our sales organization to service our customer base more effectively and to penetrate new and larger end-markets. Our sales force optimization plan has involved:

•        driving the specification of our private branded products such as LifeGuard™;

•        developing targeted account lists within regional sales territories;

•        adding sales managers in larger regions to assist regional managers;

•        adding support personnel for the development of our targeted markets;

•        partnering with leading electrical distributor marketing groups to target Fortune 100 companies;

•        revising the sales commission plan to motivate and compensate personnel for profitable incremental growth;

•        adding national account managers to service our largest customers; and

•        implementing a customer relationship management platform to help target and develop new accounts.

Our inside sales force’s primary objective is to maintain, service and develop existing accounts. Our inside sales personnel assist customers and end-users with selecting the appropriate wire and cable products based on intended use, cost and performance specifications. With our national presence, the inside sales force also has the ability to designate the distribution facility that will process a customer’s order, which helps to reduce freight charges and transportation time. In addition to assisting customers with proper product selection, our inside sales personnel facilitate the designation of our products in project specifications, increasing the utilization of our products. Part of our inside sales force consists of our National Service Center (“NSC”), an outbound call center located in Houston, Texas, that is focused on developing smaller or less active accounts. The NSC cultivates our customers using a cost effective and consistently applied sales and marketing process. We believe the NSC represents a valuable, hands-on and profitable training ground for the development of our current and future sales force.

Through the NSC, we offer continuous in-depth training for our entry-level sales personnel. In addition to our NSC training, we offer our sales force extensive training and education, including training on ISO 9001:2000 standard sales-related procedures, a hands-on multi-department orientation, an in-house wire school facilitated by in-house experts and factory engineers, and attendance at the “Belden College of Wire Knowledge” at Belden CDT’s manufacturing facility. All sales professionals are educated on our regimented sales process with complete protocols, requirements and controls.

Marketing

As a result of the initiatives we adopted in 2003, we have augmented our marketing activities and functions by:

•        creating an executive marketing position responsible for continual strategic analysis of our marketing channels, customers, products, and brand awareness;

•        implementing a sales and marketing organizational infrastructure driven by corporate market managers and segmented by targeted markets;

•        introducing a marketing services manager to handle customer-specific marketing programs;

•        adopting pricing matrices and controls;

•        developing marketing plans to target new markets and customers; and

•        developing new private branded products, such as LifeGuard™, DataGuard® and Houwire®.

Our marketing materials include a master catalog, targeted mini-catalogs, product brochures, direct mail and an online presence that includes an e-catalog, company overview and LifeGuard™ cable informational videos. The extranet access we provide allows customers to obtain custom pricing, inventory availability and information on shipping and order-tracking. We also regularly participate in trade shows.

We employ database mining techniques to identify new business development opportunities and customers. We utilize our own data as well as third-party provided data. Our database contains over 21,500 contacts from over 8,000 accounts at electrical distributors nationwide. In addition, we have approximately 18,500 contacts of engineering and procurement professionals. We believe we possess one of the largest databases of contact information for electrical distributors of specialty wire and cable in the U.S.

We are members of various national marketing groups that represent hundreds of electrical distributors across the U.S. As a supplier member of these groups, we are recognized as a preferred supplier to these customers. We believe that our relationships with these groups are strong. We also maintain direct relationships with all of our customers who are distributor members of these groups.

Operations & Facilities

Purchasing

To maximize purchasing efficiencies, we utilize a centralized purchasing function located at our corporate headquarters in Houston, Texas, which manages each distribution facility’s unique product profile and inventory levels. The purchasing department is led by the Vice President of Marketing and Merchandising, who oversees a Director of Purchasing, senior buyers who are responsible for purchasing specific product groups, length allocation specialists, who are responsible for efficient reel selection, and a logistics and product analyst, who is responsible for inventory optimization initiatives. Additionally, the corporate market managers and sales personnel provide feedback on product lines to the Vice President of Marketing and Merchandising and the Director of Purchasing. Our ability to consolidate demand and purchase large quantities of wire and cable provides substantial manufacturing scale for our suppliers and results in competitive prices including attractive rebate programs.

Our centralized purchasing function is supported by our ERP system, which notifies the senior buyers of required inventory purchases through the use of a real-time inventory forecasting system. Under this system all inventory items have a classification based on sales frequency, which is customized for every SKU. Based on a particular item’s classification, demand analysis is developed from usage history, minimum acceptable safety stock and projected manufacturing lead times.

Logistics

Our logistics process is highly automated through an ERP system that enables the seamless integration of operating functions. In 1999, we implemented a radio frequency bar-coded inventory system. This bar-coding system has facilitated our length allocation process, which audits all customers’ orders prior to their release into the distribution facilities and subsequently directs warehouse personnel to particular reels for cut-to-length orders. This process reduces wire and cable remnants, ensures accuracy and maintains our real-time inventory system for sales personnel.

We process customers’ orders the same day they are received. Our strategically located distribution centers generally allow for ground delivery nationwide within 24 hours of shipment. Orders are delivered through a variety of distribution methods, including less-than-truck-load, truck-load, air or parcel service providers, direct from supplier and cross-dock shipments. Freight costs are typically borne by our customers. Due to our shipment volume, we have preferred pricing relationships with our contract carriers.

Facilities

Combined, our nine company-operated facilities have approximately 529,000 square feet of total space and approximately 466,000 square feet of warehouse space. Our Houston, Texas facility is certified to ISO 9001:2000 standards and our eight other facilities follow these certified ISO procedures. Our facilities have capacity to accommodate additional sales volume.

Location	Total Square Feet	Warehouse Square Feet	Lease Expiration Date
Houston, TX	166,720	136,720	Owned
Chicago, IL	67,448	62,378	August 8, 2013
Philadelphia, PA	60,000	54,500	December 31, 2011
Los Angeles, CA	52,901	47,036	November 14, 2009
Atlanta, GA	50,733	47,483	September 30, 2009
Tampa, FL	49,776	45,374	March 31, 2013
Charlotte, NC	44,159	38,892	June 30, 2015
Baton Rouge, LA	22,200	19,700	September 30, 2009
Seattle, WA	15,240	13,740	March 31, 2007
Total	529,177	465,823

We own our Houston, Texas facility, which serves as a regional distribution center as well as our corporate headquarters. Constructed in 1995 on 11.5 acres, the facility houses all centralized and back office functions such as finance, marketing, purchasing, human resources and information technology. Our Houston headquarters is pledged as collateral to our lenders. We believe that our properties are in good operating condition and adequately serve our current business operations.

As a test of potential new markets and to augment our distribution network, we contract with two third party logistics firms. The location of and services provided by these third party logistics firms are as follows:

•        Denver, Colorado—Inventory and ship pre-packaged and cut-to-order lengths of electrical and electronic cable for a monthly service fee for an unlimited number of transactions.

•        San Francisco, California—Inventory and ship pre-packaged and cut-to-order lengths of electrical and electronic cable on a per-transaction fee basis.

Information Systems and Technology

We utilize scalable information systems and technology to provide support for all of our operations. We utilize a proprietary state-of-the-industry ERP system. Over the years, the system has been upgraded and customized for our operations and allows for the seamless integration of financial, operational and administrative functions. Each of our locations is connected to our computer networks through dedicated data lines. These systems are protected by the support of recognized security systems, and we maintain a disaster recovery system that provides for the back-up of our data.

Our automated bar-coded inventory system allows us to track and manage our inventory on a real-time basis. With more than 43,000 reels across eleven distribution facilities, our information technology systems allow complete traceability of our products through the entire supply chain from our suppliers to delivery to our customers. We also developed a proprietary cable management system that allows our customers to review online the wire and cable products designated for specific projects, release orders for shipment and review previous shipments.

In 2004, we augmented our ERP system with the implementation of a CRM platform for customer relationship and sales force management, which allows for advanced customer management in a secure environment.

We have an experienced and dedicated information technology department, including on-site programmers and other network professionals.

Employees

As of December 31, 2006, we had 293 employees, of which approximately 80% were sales or warehouse personnel.

Our employees are not represented by a labor union or covered by a collective bargaining agreement. We believe that our employee relations are good.

Competition

Like the general U.S. electrical distribution market, the specialty wire and cable market is highly competitive and fragmented, with over 200 specialty wire and cable distributors serving this market. The product offerings and levels of service provided by the other specialty wire and cable distributors with which we compete vary widely. We primarily compete with other specialty wire and cable distributors on a regional and local basis. Most of our direct competitors are smaller companies that focus on a specific geographical area or feature a select product offering, such as surplus wire. In addition to the direct competition with other specialty wire and cable distributors, we also face, on a much more limited basis, competition with the hundreds of electrical distributors and manufacturers that sell products directly or through multiple distribution channels to end-users or other resellers. In the markets that we serve, competition is primarily based on product line breadth, quality, product availability, service capabilities and price.

Government Regulations

We are subject to regulation by various federal, state and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Interstate Commerce Commission, Occupational Safety and Health Administration, Department of Labor and Equal Employment Opportunity Commission. We believe we are in compliance in all material respects with existing applicable statutes and regulations affecting environmental issues and our employment, workplace health and workplace safety practices.

Litigation

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that we expect, either individually or in the aggregate, to have a material adverse effect on our business or financial condition. We, along with many other defendants, have been named in a number of lawsuits in the state courts of Minnesota, North Dakota and South Dakota alleging that certain wire and cable which may have contained asbestos caused injury to the plaintiffs who were exposed to this wire and cable. These lawsuits are individual personal injury suits that seek unspecified amounts of money damages as the sole remedy. It is not clear whether the alleged injuries occurred as a result of the wire and cable in question or whether we, in fact, distributed the wire and cable alleged to have caused any injuries. In addition, we did not manufacture any of the wire and cable at issue, and we would rely on any warranties from the manufacturers of such cable if it were determined that any of the wire or cable that we distributed contained asbestos which caused injury to any of these plaintiffs. In connection with ALLTEL’s sale of our company in 1997, ALLTEL provided indemnities with respect to costs and damages associated with these claims that we believe we could enforce if our insurance coverage proves inadequate. In addition, we maintain general liability insurance that has applied to these claims. To date, all costs associated with these claims have been covered by the applicable insurance policies and all defense of these claims has been handled by the applicable insurance companies.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors and their ages as of December 31, 2006.

Name	Age	Title
Charles A. Sorrentino	62	President, Chief Executive Officer and Director
Nicol G. Graham	54	Vice President, Chief Financial Officer, Treasurer and Secretary
Peter M. Gotsch	42	Chairman of the Board of Directors
I. Stewart Farwell	65	Director
Robert G. Hogan	38	Director
Wilson B. Sexton	70	Director
William H. Sheffield	58	Director
Scott L. Thompson	47	Director

Charles A. Sorrentino
President, Chief Executive Officer and Director

Mr. Sorrentino has served as a member of our Board of Directors since 1998. Mr. Sorrentino joined us as President and Chief Executive Officer in 1998. Prior to joining us, Mr. Sorrentino served as President of Pameco Corporation, a national heating, ventilation, air conditioning and refrigeration distributor, from 1994 to 1998. Pameco was a $600 million distributor that was listed on the New York Stock Exchange following an initial public offering in 1997 and was later merged into a larger company. Prior to working with Pameco, Mr. Sorrentino served with PepsiCo, Inc. for nine years. During this time, he held a variety of positions, including Subsidiary President, Division Vice President and Region Vice President. After completing college, Mr. Sorrentino served twelve years with United Technologies (Sundstrand Corporation), a NYSE-listed manufacturer of industrial, heating and air conditioning components in a variety of engineering, sales, marketing and executive management functions. Mr. Sorrentino earned a M.B.A. from the University of Chicago and a B.S. in Mechanical Engineering from Southern Illinois University. He also served in the United States Marine Corps.

Nicol G. Graham
Vice President, Chief Financial Officer, Treasurer and Secretary

Mr. Graham has served as our Chief Financial Officer since 1997. He oversees our financial reporting and analysis, accounting, tax, risk management, compliance, and administration functions. He joined us in 1984 as Controller and has held various financial management positions. He is a registered CPA in the U.S. and a Chartered Accountant in his native Scotland.

Peter M. Gotsch
Chairman of the Board of Directors

Mr. Gotsch has served as a member of our Board of Directors since 1997. He has been a member of Code Hennessy & Simmons LLC since 1997 and employed by its affiliates since 1989. He holds a B.A. degree from St. Olaf College and an M.B.A. from Northwestern University. He currently serves as the Chairman of the Board of The Hillman Companies, Inc. and on the Board of Directors of Beacon Roofing Supply, Inc.

I. Stewart Farwell
Director

Mr. Farwell has served as a member of our Board of Directors since June 2006. Mr. Farwell has been the CEO of Rheem Manufacturing Company since February 2006. Mr. Farwell served as COO of Rheem from June 2002 until July 2005 and he served as President of Rheem’s HVAC Division from July 2000 until June 2002. Rheem Manufacturing Company is a leading North American producer of water heaters, central warm air furnaces and air conditioners, and swimming pool heaters and commercial boilers.

Robert G. Hogan
Director

Mr. Hogan has served as a member of our Board of Directors since 2005. He joined Code Hennessy & Simmons LLC in 2000 and has been a Vice President since 2003. He holds a B.A. degree from the University of Notre Dame and an M.B.A. from Northwestern University.

Wilson B. Sexton
Director

Mr. Sexton has served as a member of our Board of Directors since May 2006. He has been the Chairman of the Board and a director of SCP Pool Corporation since 1993. From January 1999 to May 2001, Mr. Sexton also served as Chief Executive Officer of SCP Pool Corporation. Mr. Sexton is a Certified Public Accountant and holds a B.B.A. degree from Southern Methodist University. He is currently on the Board of Directors of Beacon Roofing Supply, Inc.

William H. Sheffield
Director

Mr. Sheffield has served as a member of our Board of Directors since August 2006. Mr. Sheffield is a corporate director and serves on a number of boards of directors, including Ontario Power Generation Inc., Canada Post Corporation, Corby Distilleries Ltd. and Velan Inc. Mr. Sheffield served as Chief Executive Officer of Sappi Fine Paper from 2001 until 2003.

Scott L. Thompson
Director

Mr. Thompson has served as a member of our Board of Directors since June 2006. Mr. Thompson consults with private equity companies and serves on the Boards of Directors of Conn’s, Inc. and UAP Holding Corp. Mr. Thompson was a founder of Group 1 Automotive, Inc., a Fortune 500 specialty retailer in the automotive retailing industry. Mr. Thompson served as the Chief Financial Officer and Treasurer of Group 1 Automotive, Inc. from 1996 until 2005. Mr. Thompson is a Certified Public Accountant.

Other Key Management

Name	Age	Title
James L. Pokluda III	42	Vice President, Marketing and Merchandising
Christopher R. McLeod	45	Vice President, Logistics
Marcus L. Jones	52	Vice President, Southeast Region
Gregory J. Donato	42	Vice President, Northeast Region
Eric S. Blankenship	54	Vice President, National Business Development
Eric W. Davis	45	Vice President and Controller
Terry L. Smith-Stallard	43	Assistant Controller
Carol M. Sims	47	Director, Human Resources
Marilyn J. McMahon	60	Director, Information Services
Dennis S. Myers	52	Director, Purchasing

James L. Pokluda III
Vice President, Marketing and Merchandising

Mr. Pokluda assumed his current role in 2003 and is responsible for all marketing, merchandising, and purchasing activities. Mr. Pokluda joined us in 1987 as an Account Manager and was our leading salesperson for the three consecutive years prior to his promotion to General Manager of the Southern Region in 1995. In 2000, Mr. Pokluda assumed the role of Regional Vice President and between 1995 and 2001 his profit and loss responsibility was expanded to include our Western and South-Central regions. In 2001, he became our Vice President of Marketing. Mr. Pokluda is a graduate of the College of Engineering at Texas A&M University and regularly participates in executive education at the Graduate Schools of Business at the University of Chicago, Rice University, and MIT.

Christopher R. McLeod
Vice President, Logistics

Mr. McLeod joined us in 2001 as Director of Logistics and was promoted to Vice President of Logistics in December 2001. He is responsible for our nine distribution facilities and our arrangements with our two third-party logistics providers, transportation management, safety programs and ISO practices. Prior to joining us, Mr. McLeod was a Managing Director at FedEx Logistics where he managed the Dell Computer account. Additionally he has held several logistics positions at Kimberly Clark-Tecnol, Tandy Corporation, and Pier 1 Imports. Mr. McLeod is a graduate of Sam Houston State University and received an MBA with honors from Regis University. He has also completed an executive training program at Texas Christian University—M.J. Neely School of Business.

Marcus L. Jones
Vice President, Southeast Region

Mr. Jones joined us in 1999 as the Regional Manager of our Charlotte, North Carolina facility. In 2000, he was promoted to Regional Vice President and effectively managed the integration of Futronix’s Southern Region. Prior to joining us, Mr. Jones worked ten years for Rockwell Automation Allen-Bradley. At Rockwell, he had a variety of responsibilities including area management, product development, mergers and acquisitions, and market channel development. He has also served as a national distribution manager for Texas Instruments Inc. Mr. Jones is a graduate of the University of North Carolina at Charlotte.

Gregory J. Donato
Vice President, Northeast Region

Mr. Donato joined us as a District Sales Manager in 1993. In 2000, he assumed the responsibility of Regional Vice President with profit and loss accountability for 23 states covering the Northeast and

Midwest regions. Prior to joining us, Mr. Donato served as electrical sales manager for Fairmont Supply Company, then a wholly-owned subsidiary of E.I. DuPont de Nemours & Company. Mr. Donato worked at Fairmont Supply for six years. Mr. Donato is a graduate of Widener University. He has completed additional executive training programs at the University of Michigan, MIT Sloan School of Management and Villanova University.

Eric S. Blankenship
Vice President, National Business Development

Mr. Blankenship has served as our Vice President, National Business Development since 1999. He began his career with us as an inside sales professional in our Charlotte, North Carolina facility in 1980, and was later promoted to inside sales manager in 1989. He achieved Salesperson of the Year honors from 1986 through 1988. From 1989 to 1993, he served as the general manager for the Charlotte, North Carolina and Baton Rouge, Louisiana facilities. Immediately prior to his current position, Mr. Blankenship was Vice President, Sales and Marketing from 1993 to 1999. Mr. Blankenship is a graduate of the University of South Alabama.

Eric W. Davis
Vice President and Controller

Mr.  Davis has served as our Vice President and Controller since 2002. Mr. Davis joined us in 1993 and has held several accounting and management positions. From 1990 to 1993, Mr. Davis was employed by American Exploration Company as a Senior Internal Auditor. From 1988 to 1990, Mr. Davis was employed by Arthur Andersen. Mr. Davis became a CPA in 1991. Mr. Davis received his B.S. and M.B.A. from the University of Houston—Clear Lake, and served in the U.S. Army.

Terry L. Smith-Stallard
Assistant Controller

Ms. Smith-Stallard has served as our Assistant Controller since 2006. Ms. Smith-Stallard joined us in 1997 and has held several accounting and management positions. From 1994 to 1997, Ms. Smith-Stallard was employed by Arthur Andersen. Ms. Smith-Stallard is a registered CPA and has a B.B.A. from the College of Business at the University of Houston.

Carol M. Sims
Director, Human Resources

Ms. Sims has served as our Director of Human Resources since 1994. In this position she is responsible for all personnel-related activities. Ms. Sims joined us in 1984 as an Executive Secretary. Ms. Sims received her Senior Professional Human Resources certification in 2006.

Marilyn J. McMahon
Director, Information Services

Ms. McMahon joined us as our Data Processing Manager in 1994, and was promoted to Director, Information Services in 1999. In her current position, she is responsible for our information and communication systems. Prior to joining us, Ms. McMahon was an information technology consultant, managing software and programming projects from 1989 to 1994. From 1980 to 1989, she was a Programmer Analyst and Project Leader at the Richmond Tank Car Company and Igloo Corporation. Ms. McMahon attended Loyola University and has participated in three years of technical training at IBM Corporation. She recently attended the Leadership Training program at Rice University.

Dennis S. Myers
Director, Purchasing

Mr. Myers has served as Director of Purchasing since joining HWC in 2004. From 1996 to 2003, Mr. Myers was a Product Manager and Regional Sales Manager at Amercable, Inc. Mr. Myers holds Associate Degrees in Engineering and Mathematics from York College of Pennsylvania and a B.S. in Engineering Management from Pennsylvania State University.

Board Composition

Our board of directors currently consists of seven directors. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by and serve at the discretion of the board of directors.

Director Independence

A majority of our board of directors is independent, as required by and as defined in Nasdaq Marketplace Rule 4200(a)(15). We believe that Messrs. Farwell, Sexton, Sheffield and Thompson are independent under The Nasdaq Marketplace Rules, and that Mr. Sorrentino, our Chief Executive Officer, Mr. Gotsch, our current chairman of the board, and Mr. Hogan, an employee of Code Hennessy & Simmons LLC, are not currently independent under The Nasdaq Marketplace Rules. Under Rule 4200(a)(15), a director is considered independent as long as he or she does not have a relationship with the Company or management which would interfere with the exercise of independent judgment in carrying out the director’s responsibilities. The Nasdaq Marketplace Rules also enumerate certain relationships which preclude a finding of independence and generally provide that an individual cannot be considered independent if, among other things, he or she is a current officer or other employee of the issuer or directly or indirectly receives certain significant payments from the issuer other than in his or her capacity as a director or board committee member. The Nasdaq Marketplace Rules provide newly-public companies a one-year grace period in which to achieve full compliance with the requirements to have a majority of independent directors and entirely independent audit, compensation and nominating committees. We have already met these requirements with respect to our board of directors and our nominating committee. We expect to meet the remaining requirements prior to June 20, 2007, the first anniversary of our initial public offering.

Committees of Board of Directors

The board of directors has established three committees, the audit committee, compensation committee and nominating and corporate governance committee. In the future, the board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee.   The audit committee selects the independent auditors to be nominated for election by the stockholders and reviews the independence of these auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fees payable to the independent auditors and reviews these audit results with the independent auditors. The audit committee is comprised of Messrs. Thompson, Gotsch and Sexton. Each of Messrs. Thompson and Sexton meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and is an “independent director” as defined in Nasdaq Marketplace Rule 4200(a)(15). No later than June 20, 2007, the audit committee will be comprised solely of directors who meet the independence requirements established by Nasdaq and applicable law. The Board of Directors has determined that Mr. Thompson is an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. Each of Messrs. Thompson, Gotsch and Sexton meets Nasdaq’s financial knowledge requirements. Ernst & Young LLP currently serves as our independent registered public accounting firm.

Compensation Committee.   The duties of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet our objectives. In addition, the compensation committee reviews the chief executive officer’s recommendations on compensation of our executive officers and makes recommendations for adopting and changing major compensation policies and practices. The compensation committee reports its recommendations to the full board of directors for approval and authorization. It also fixes the annual compensation of the chief executive officer and administers our stock plans. The members of the compensation committee are Messrs. Gotsch, Sheffield and Sexton. Messrs. Sheffield and Sexton are independent directors who are also non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act) and outside directors (as defined in Section 162(m) of the Internal Revenue Code) who do not have “interlocking” or other relationships with us that would detract from their independence as committee members. Mr. Gotsch is not currently considered an independent director. No later than June 20, 2007, the compensation committee will be comprised solely of non-employee, outside directors who meet the independence requirements established by Nasdaq and applicable law.

Nominating and Corporate Governance.   The nominating and corporate governance committee is responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. The nominating and corporate governance committee is comprised of Messrs. Farwell, Thompson and Sheffield. Each of Messrs. Farwell, Thompson and Sheffield meets the independence requirements established by Nasdaq and applicable law. There have been no material changes to the procedures by which security holders may recommend nominees to the Company’s board of directors since our public offering in June 2006.

Director Compensation

The following table sets forth all compensation paid to each of our non-employee directors in 2006:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(3)	Total ($)
Peter M. Gotsch(1)	—	—	—
I. Stewart Farwell(2)	19,000	55,567	74,567
Robert G. Hogan(1)	—	—	—
Wilson B. Sexton(2)	22,000	50,167	72,167
William H. Sheffield(2)	19,000	50,580	69,580
Scott L. Thompson(2)	23,500	55,567	79,067

(1)          Messrs. Gotsch and Hogan do not receive any directors fees or option grants for their service as directors.

(2)          Terms of Office.   Mr. Farwell was elected as a director effective July 19, 2006, Mr. Sexton was elected as a director on May 11, 2006, Mr. Sheffield was elected as a director on August 11, 2006 and Mr. Thompson was elected as a director on July 19, 2006.

(3)          Option Awards.   This column shows the dollar amount we recognized for financial statement reporting purposes in 2006 in accordance with SFAS No. 123(R) for all option awards granted to each non-employee director. See footnote 8 to the Consolidated Financial Statements contained elsewhere in this prospectus for a discussion of the assumptions we made in the valuation of these restricted stock unit awards. The grant date fair value of each option award listed in this column is as follows:  Mr. Farwell, $123,777 (related to option to purchase 15,000 shares granted on July 19, 2006); Mr. Sexton, $95,054 (related to option to purchase 15,000 shares granted on May 11, 2006); Mr. Sheffield, $130,667 (related to option to purchase 15,000 shares granted on August 11, 2006); and

Mr. Thompson, $123,777 (related to option to purchase 15,000 shares granted on July 19, 2006). As of the date of this prospectus, each non-employee director holds the following number of stock options: Mr. Gotsch—0; Mr. Farwell—15,000; Mr. Hogan—0; Mr. Sexton—15,000; Mr. Sheffield—15,000 and Mr. Thompson—15,000.

Perquisites paid or provided to directors in 2006 were significantly less than the SEC’s minimum threshold for disclosure ($10,000).

Independent members of the board of directors receive an annual retainer of $30,000, paid quarterly. All independent directors are also entitled to receive $1,500 for each board meeting attended and $1,000 for each committee meeting, with half the applicable amount paid in connection with a telephonic meeting. The chairman of each of the audit committee and compensation committee is entitled to receive an additional $5,000 per year. All fees may be paid in cash or shares of our common stock, at the choice of the director.

In addition, upon election to the board, each independent director receives a one-time grant of an option exercisable for 15,000 shares of our common stock. Upon reelection, independent directors also receive an annual grant of an option exercisable for 5,000 shares. All options become exercisable one year after the date of grant. Exercise prices are set at fair market value at the date of grant. Options may be forfeited in the event the director terminates, other than by retirement, his or her relationship with us. During 2006, Messrs. Farwell, Sexton, Sheffield and Thompson each received a grant of an option exercisable for 15,000 shares upon his election to the board.

We reimburse members of our board of directors for any out-of-pocket expenses they incur in connection with services provided as directors.

Executive Compensation

Compensation Discussion and Analysis

Our compensation committee is empowered to review the chief executive officer’s recommendations on compensation of our senior management and to make recommendations regarding major compensation policies and practices. The compensation committee reports its recommendations to the full board of directors for approval and authorization. The compensation committee is also responsible for setting the annual compensation of the chief executive officer and administering our stock plans, including approving the number and distribution of options under the plans. The committee is charged with recommending, for the approval of the full board of directors, the annual compensation and compensation procedures for our senior management, including our executive officers.

Objectives of Compensation Program

Our compensation program aims to attract and retain qualified, energetic employees who are enthusiastic about our mission and culture. A further objective of our compensation program is to provide incentives and reward each employee for his or her contribution to the Company. In addition, we strive to promote an ownership mentality among key leadership and the board of directors. Finally, we endeavor to ensure that our compensation program is perceived as fundamentally fair to all stakeholders.

What Our Compensation Program is Designed to Reward

Our compensation program is designed to reward each employee’s contribution to the Company. In measuring an officer’s contributions, the compensation committee considers a number of factors, including our profitable growth and the achievement of financial performance targets. The total compensation package for each member of our senior management includes incentive compensation that is based primarily on the achievement of financial performance targets. In 2006, EBITDA was the primary basis for determining incentive compensation. In its simplest definition, EBITDA is equivalent to operating earnings before interest expense, taxes, depreciation and amortization. The target for fiscal year 2006 was based in part upon the incremental improvement in our overall EBITDA over 2005. We have not used stock price performance as a factor in determining annual compensation, because the price of our common stock is subject to a variety of factors outside our control. For 2007, the compensation committee established performance targets for our incentive compensation based on achieving certain operating income, revenue and inventory turn thresholds.

Elements of Company’s Compensation Plan and Why We Chose Each (How It Relates to Objectives)

Annual senior management compensation consists of a base salary component, an incentive component and stock options.

Base Salary. We seek to provide our senior management with a level of a base salary in the form of cash compensation appropriate to their roles and responsibilities. Base salaries for members of our senior management are established based on each officer’s qualifications and experience, scope of responsibilities, future potential and past performance. Base salaries are reviewed annually and adjusted as necessary to realign salaries with market levels, after taking into account individual responsibilities, performance and experience.

Incentive Cash Bonuses. Our practice is to award incentive cash bonuses to our senior management based upon their individual performance, as well as performance objectives of the Company.

For 2006, Mr. Sorrentino’s incentive bonus was paid pursuant to his employment agreement with the Company and was based on achieving an EBITDA target of $25.5 million. Under Mr. Sorrentino’s employment agreement, Mr. Sorrentino’s potential bonus was as follows:

•        If we achieved less than 85% of the target for a fiscal year, then no incentive bonus is paid for that fiscal year.

•        If we achieved 100% of the target for 2006, then the incentive bonus for 2006 would have been equal to 50% of the base salary for 2006.

•        If we achieved 115% or more of the target for 2006, then the incentive bonus for 2006 would have been equal to 100% of the base salary for 2006.

•        If we achieved a percentage of the target for 2006 that was between any two of the 85%, 100% or 115% thresholds referred to above, then the incentive bonus in 2006 would have been a percentage of the base salary for that fiscal year calculated on a straight line basis between the percentage that would apply at those two thresholds.

Under Mr. Sorrentino’s agreement, the board of directors (or the compensation committee) establishes the specific performance targets for Mr. Sorrentino no later than sixty days after the beginning of each fiscal year. Mr. Sorrentino must agree with the performance target established, and the performance target must be consistent with our business plan approved by the board of directors for such fiscal year. Because of our performance in 2006, Mr. Sorrentino received the maximum payout of 100% of current base salary. For 2007, Mr. Sorrentino’s bonus is based on achieving operating income targets.

For 2006, the incentive bonus for Mr. Graham (as well as for other members of senior management) was paid pursuant to our Senior Management Bonus Program. For each participant under the program, the potential bonus award was based on the participant’s salary for the year. In order for any bonus to be paid, we needed to achieve an EBITDA  threshold of $23.0 million (as set by the compensation committee) for the year. If the threshold was met, then the participant would have received a “basic” bonus equal to a percentage (ranging from 0% to 30%) of his or her salary, depending on our performance with respect to targets established for three incentive factors: EBITDA, revenue and inventory turns. 70%

of the bonus was based on meeting the established targets for EBITDA, 20% of the bonus was based on meeting the established targets for revenue, and 10% of the bonus was based on meeting the established targets for inventory turns. The full basic bonus of 30% of salary was available if we achieved the maximum target for each of the three incentive factors. The bonus available for each incentive factor was calculated on a stand-alone basis (provided the EBITDA threshold was met) and was calculated on a pro rata, straight line basis between the 0% and 30% level, provided the specific target for such incentive factor was met.

The program also provided that a bonus equal to an additional 5% of salary could have been awarded in the event that we made one or more acquisitions during the relevant year and the acquired businesses met established financial goals. The maximum bonus paid (the basic bonus plus the additional bonus) could not exceed 35% of the participant’s base salary. Under the program, all bonuses are payable the year following the year for which performance is being measured, after receipt of (and subject to) the audit of the financial statements for the relevant year. No award is paid under the program for any full or partial year to a participant whose employment terminates prior to the time the bonus is paid. In all cases, the payment is in the discretion of the compensation committee, and the compensation committee retains the right to terminate a participant’s participation in the bonus program at any time, in which case no bonus may be paid. For 2006, Mr. Graham’s bonus potential was set at 30% of his salary, and, based on our 2006 performance, Mr. Graham received the maximum payment under the program.

For 2007, the Senior Management Bonus Program is similar to the program in 2006. However, for 2007 the incentive factors are based on achieving operating income, revenue and inventory turn targets and the range in “basic” bonus percentage to any officer is between 0% and 40% of his or her salary. In addition, for 2007, the compensation committee established an additional award potential in the event we achieve certain sales thresholds with respect to certain proprietary products and maintain established gross margins. For 2007, the maximum bonus payable (the basic bonus plus any additional bonus) cannot exceed 55% of the participant’s base salary.

Equity Awards. In addition to base salary and incentive compensation, each member of our senior management is eligible to receive stock option grants under our stock plan. We believe that through our broad-based plan, the economic interests of our employees, including our executives, are more closely aligned to those of the stockholders. The number of stock options granted to each executive officer is made on a discretionary basis rather than pursuant to a formula by the compensation committee after consideration of the CEO’s recommendations.

How the Company Chose Amounts and/or Formulas for Each Element

In 2007, our compensation committee engaged Pearl Meyer & Partners to review Mr. Sorrentino’s compensation package and to provide a market perspective to the compensation committee with respect to Mr. Sorrentino’s compensation. The compensation committee reviewed the information prepared by Pearl Meyer & Partners, and then entered into negotiations with Mr. Sorrentino regarding an appropriate long-term incentive grant. During these negotiations, the committee considered Mr. Sorrentino’s tenure with us, our financial results and the success of our initial public offering. The committee also considered the fact that Mr. Sorrentino had not received any equity-based compensation in the past four years and that Mr. Sorrentino had requested that his compensation contain a greater equity component than it currently does. Based on these negotiations, the compensation committee determined to grant to Mr. Sorrentino an option to purchase 500,000 shares of our common stock at a price of $26.19 per share, which was the closing price of our common stock on the date of the grant.  This option vests in two equal installments on March 9, 2011 and 2012.

The committee believes that this grant will align Mr. Sorrentino’s compensation with the interests of stockholders and, due to the delayed vesting schedule, will assist in retaining Mr. Sorrentino as our President and Chief Executive Officer.  In the event of Mr. Sorrentino’s death or permanent disability, the option grant will vest on a pro-rata basis over the term of the vesting schedule, such that the option will vest with respect to a percentage of the shares subject to the option equal to the percentage of the vesting period during which Mr. Sorrentino served prior to his death or disability.

Each executive officer’s current and prior compensation is considered in setting future compensation. The elements of our plan (base salary, bonus and stock options) are similar to the elements used by many companies. We did not engage any consultant related to executive and/or director compensation matters for 2006, but the charter of our compensation committee authorizes that committee to engage a consultant if deemed appropriate. We do not have an exact formula for allocating between cash and non-cash compensation.

Our chief executive officer provides recommendations to the compensation committee regarding most compensation matters, including compensation of other members of key management.

With respect to current employees, we plan stock option grant dates well in advance of any actual grant. The timing of each grant is determined to coincide with a scheduled meeting of our board of directors and its compensation committee and, except in highly unusual circumstances, we will not allow discretionary option grants at other dates. The grant date is established when our compensation committee approves the grant and all key terms have been determined. The exercise price of each of our stock options grants is the market closing price on the grant date. Our general policy is for the annual grant to occur in December several weeks after the official announcement of our third quarter results so that the stock option exercise price reflects a fully-informed market price. If at the time of any planned option grant date any member of our board of directors or any executive officer is aware of material non-public information, we would not generally make the planned stock option grant. In such event, as soon as practical after material information is made public, the compensation committee would call a special meeting and otherwise take all necessary steps to authorize the delayed stock option grant. Regarding the grant process, the compensation committee does not delegate any related function, and executive officers are not treated differently from other employees.

Tax Considerations

We have structured our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Section 162(m) of the Internal Revenue Code imposes a limitation on tax deductions of any publicly-held corporation for compensation paid to certain executives in excess of $1,000,000 in any taxable year, unless the compensation is performance-based. Section 409A of the Internal Revenue Code addresses certain nonqualified deferred compensation benefits payable to an executive and provides that, if such benefits do not comply with Section 409A, they will be taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. We have no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Employment Arrangements and Payments upon Termination of Employment

We entered into an employment agreement dated April 26, 2006 with Mr. Sorrentino, our President and Chief Executive Officer, with a term that extends through April 26, 2011. It provides for a base salary of $425,000 per year, subject to annual reviews and increases (but not decreases) by our board. Mr. Sorrentino’s employment agreement also entitles him to an annual bonus of up to 100% of base salary, as described above. Mr. Sorrentino’s agreement also provides for reimbursement of reasonable business expenses, the employment benefits generally available to our executives, four weeks of vacation per year and a car allowance of $1,000 per month. Mr. Sorrentino also may participate in our 2006 Stock Plan. Under his employment agreement, Mr. Sorrentino is entitled to severance equal to two years base salary if we terminate his employment without cause, or if he terminates his employment for good reason. The employment agreement limits Mr. Sorrentino’s ability to compete with us for two years after his employment ends.

Under Mr. Sorrentino’s employment agreement, the phrases “termination without cause” and “termination for good reason” are defined as follows:

“termination without cause” shall mean a termination of Mr. Sorrentino’s employment for any reason other than by reason of the following: (i) a material breach by Mr. Sorrentino of his employment agreement or material neglect by Mr. Sorrentino of his assigned duties, which includes any failure to follow the written direction of the board of directors (other than by reason of disability), or repeated refusal by Mr. Sorrentino to perform his assigned duties (other than by reason of disability) which continues for thirty days following receipt of written notice from the board of directors; (ii) the commission by Mr. Sorrentino of any act of fraud or embezzlement against us or the commission of any felony or act involving dishonesty; (iii) the commission by Mr. Sorrentino of any act of moral turpitude which actually causes us financial harm; (iv) a material breach by Mr. Sorrentino of the terms of the confidentiality provisons contained in his employment agreement or any other confidentiality or non-disclosure agreement he has with us; or (v) Mr. Sorrentino’s commencement of employment with another company while he is employed by us without the prior consent of the board of directors.

“termination for good reason” shall mean the voluntary termination by Mr. Sorrentino of his employment, if without his prior consent: (i) we relocate our principal executive offices to a location outside the Houston, Texas metropolitan area, (ii) we materially reduce his responsibilities, duties, authority, title, or reporting relationship; or (iii) we act in any way that would reduce his base salary or if we adversely affect his participation in or materially reduce his benefit under any of our benefit plans in which he is participating; provided, however, that a “termination for good reason” shall not be permitted unless Mr. Sorrentino has given us at least thirty days’ prior written notice that he has a basis for such a termination, the notice specifies the facts and circumstances constituting a basis for such a termination, and we do not remedy such facts and circumstances constituting the basis for his termination for good reason within the thirty-day period.

Assuming that Mr. Sorrentino had terminated his employment with us as of December 29, 2006, he would have received (whether “without cause” or “for good reason”) 24 months of his current salary in accordance with our current general payroll practices (which would equal $425,000 per year for 2007 and 2008), and a payment of $425,000, which reflects the incentive compensation to which he was entitled for 2006 under his agreement.

Our other members of senior management are elected by and serves at the discretion of the board of directors.

Summary Compensation Table

The following table and related notes sets forth information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer for fiscal year 2006. Because our Chief Executive Office and Chief Financial Officer are our only executive officers, the following compensation disclosures have been limited to those two individuals. For ease of reference, we collectively refer to these executive officers throughout this section as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Charles A. Sorrentino, President and Chief Executive Officer(4)	2006	$383,173	—	—	$425,000	$19,094	$827,267
Nicol G. Graham, Chief Financial Officer	2006	$167,000	—	$615	$52,500	$6,440	$226,555

(1)          Represents grants of options to purchase shares of the Company’s common stock made pursuant to the Company’s 2000 Stock Plan and 2006 Stock Plan. This column shows the dollar amount recognized by the Company for financial reporting purposes in 2006 in accordance with SFAS No. 123(R) for all stock options granted to each named executive officer. See footnote 8 to the Consolidated Financial Statements contained elsewhere in this prospectus for a discussion of the assumptions made by the Company in the valuation of these option awards. Under SFAS No. 123(R), the fair value of option awards is recognized as expense over the vesting period of the award except where it is accelerated for employees that are retirement-eligible or will become retirement-eligible during the vesting period. The value of the stock options reported in the “Option Awards” column is different from the grant date fair value of the stock options granted in 2006 because the “Option Awards” column includes, as required by SFAS No. 123(R), the expense of awards granted prior to 2006 where the vesting period for those awards extends into 2006 to the extent the expense was not previously accelerated due to retirement-eligibility of the employees. The expense of the option awards for Mr. Graham, who is a non-retirement-eligible employee, is spread equally over the full vesting period. In addition to the amount shown above, we expensed $11,401 in 2006 with respect to outstanding option grants to Mr. Graham that were made prior to 2006. As a private company, we accounted for those awards under APB 25 rather than SFAS No. 123(R).

(2)          The amount shown for Mr. Sorrentino represents payments made pursuant to the terms of his employment agreement. The amount shown for Mr. Graham represents payments made pursuant to the Company’s senior management incentive plan. Mr. Graham’s bonus was based on the achievement of EBITDA targets, revenue and inventory-turns targets, in each case, as approved by the Company’s board of directors in 2006, prior to our public offering and the establishment of our compensation committee.

(3)   All Other Compensation reported for Mr. Sorrentino represents a $5,500 matching contribution by the company to our 401(k) Plan, $3,094 for supplemental and long-term disability insurance premiums and $10,500 for an auto allowance. All Other Compensation reported for Mr. Graham represents a $4,175 matching contribution by the company to our 401(k) Plan, $157 for supplemental and long-term disability insurance premiums and $2,108 for personal use of an automobile.

(4)          The amount shown for Mr. Sorrentino represents payments made pursuant to the terms of his current employment agreement, since its execution on April 26, 2006, and his former employment agreement prior to April 26, 2006.

Grants of Plan Based Awards

The following table sets forth information for each named executive officer with respect to:

•       Estimated possible payouts under non-equity incentive plan awards for 2006, and

•       Stock options granted in 2006.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and
Name	Grant Date (1)	Threshold ($)	Target ($)	Maximum ($)	Options (#)(3)	Awards ($/sh)(4)	Option Awards(5)
Charles A. Sorrentino		—	212,500	425,000	—	—	—

Nicol G. Graham	12/20/2006	—	26,250	52,500	10,000	$21.73	$103,952

(1)          The “Grant Date” reflects the date on which the compensation committee acted to approve the grant of the award.

(2)          The amounts shown for Mr. Sorrentino reflect the amounts that were payable pursuant to his employment agreement and are based on performance targets established by the compensation committee and board of directors for 2006. For a description of Mr. Sorrentino’s employment agreement, please see “Employment Agreements” below. The amounts shown for Mr. Graham represent the potential payout under our Senior Management Bonus Program for 2006. Payouts under the Senior Management Bonus Program were based on performance in 2006, which has now occurred. Thus, the information in the “Threshold,” “Target” and “Maximum” columns reflect the range of potential payouts when the performance targets were set in February 2006, as described in the Compensation Discussion and Analysis section under the caption “Annual Incentive Compensation.” The amounts actually paid under the Senior Management Bonus Program for 2006 appear in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(3)          This column shows the number of shares that may be issued to the named executive officers upon exercise of stock options granted in 2006.

(4)          The exercise price for all stock options granted in 2006 was the closing sale price of our common stock on the date of grant as reported by The Nasdaq Global Market.

(5)          The grant date fair value of the option awards was computed in accordance with SFAS No. 123(R). See footnote 8 to the Consolidated Financial Statements contained elsewhere in this prospectus for a discussion of the assumptions made in the valuation of these option awards.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for each named executive officer with respect to each stock option to purchase common stock that had not been exercised and remained outstanding at December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Charles A. Sorrentino	—	—		—	—
Nicol G. Graham	—	750	(1)	$0.53	1/1/2012
	—	1,500	(2)	$0.53	1/1/2014
	1,875	7,500	(3)	$2.67	12/30/2015
	—	10,000	(4)	$21.73	12/19/2016

(1)          The remaining options under this grant vest on January 1, 2007.

(2)          The remaining options under this grant vest in equal installments of 750 shares per year on January 1, 2007 and 2008.

(3)          The remaining options under this grant vest in equal installments of 1,875 shares per year on December 31, 2007, 2008, 2009 and 2010.

(4)          The options under this grant vest in equal installments of 2,000 shares per year on December 20, 2007, 2008, 2009, 2010 and 2011.

Option Exercises and Stock Vested

The following table sets information for each named executive officer with respect to:

•       The exercise during 2006 of stock options to purchase shares of our common stock, and

•       The dollar amount realized upon exercise of the stock options.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Charles A Sorrentino	—	—
Nicol G. Graham	5,250	$65,450

(1)          Value Realized on Exercise.   The value realized on the exercise of stock options represents the pre-tax difference between the option exercise price and $13.00, the offering price of our common stock in our initial public offering, multiplied by the number of shares of common stock covered by the stock options held by Mr. Graham.

Defined Pension Plans, Non-Qualified Defined Contribution Plans and Non-Qualified Deferred Compensation Plans

We do not maintain any defined benefit plans, non-qualified defined contribution plans or non-qualified deferred compensation plans.

Code of Ethics

We have adopted the Houston Wire & Cable Company Code of Conduct, a code of ethics that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer, controller and any other persons performing similar functions. This code of ethics is publicly available on our website at www.houwire.com. The website also has a whistleblower hotline, whereby reports of any impropriety or otherwise can be reported anonymously or otherwise. If we make any substantive amendments to this code of ethics or grant any waiver including any implicit waiver, from a provision of our code to our chief executive officer , chief financial officer, principal accounting officer, controller or any other person performing similar functions, we will disclose the date and nature of such amendment or waiver on our website within four business days.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2006 with respect to our compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance:

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Price of Outstanding Options, Warrants and Rights(3)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(4)
Equity compensation plans approved by security holders(1)	195,000	$20.04	1,605,000
Equity compensation plans not approved by security holders(2)	242,063	$1.33	—

(1)          Amount shown in this column relates solely to stock options granted under our 2006 Stock Plan. The 2006 plan provides for discretionary awards of stock options and restricted stock to selected employees and directors. Our board may grant non-qualified or incentive stock options to selected employees and non-qualified stock options to non-employee directors. The board may set the terms and conditions applicable to the options, including the exercise price of the option, type of option and the number of shares subject to the option. In any event, each option will expire 10 years from the date of grant.

Our board also may grant restricted stock awards to directors and selected employees, either for no consideration or for such appropriate consideration as the board determines. The board has the discretion to determine the number of shares awarded and the restrictions, terms and conditions of the award. Subject to the restrictions, the recipient of an award will be a stockholder with respect to the shares awarded to him or her and will have the rights of a stockholder with respect to the shares, including the right to vote the shares and receive dividends, if any, on the shares. Our board may establish, as restrictions on the stock, performance goals and targets for participants, which lapse if we achieve the performance goals and targets for the designated performance period. The performance goals may be based on one or more business criteria. Performance goals may be absolute in their terms or measured against or in relationship to the performance of other companies or indices selected by the board.

(2)          Amount shown in this column relates solely to stock options granted under our 2000 Stock Plan. No further grants under the 2000 plan were made following the Company’s public offering in June 2006 and any future equity grants will be made under our 2006 Stock Plan described in Note 1 above. Under the 2000 Stock Plan the board of directors was able to grant non-qualified or incentive stock options to selected key employees and non-qualified stock options to non-employee directors. The duration of any option may not exceed 10 years from the grant date. Without the board’s approval, no shares acquired upon the exercise of an incentive stock option may be sold or otherwise disposed of by the employee within two years from the grant date of the option and within one year from the exercise date.

The board was also able to grant stock awards to key employees and directors. The award granted to any employee or director shall be for the number of shares, and subject to such vesting requirements, restrictions and other terms and conditions, as the committee shall determine in its discretion.

(3)          Weighted-average exercise price of outstanding stock options.

(4)          The amount shown does not reflect the impact of the grant on March 9, 2007 to Mr. Sorrentino of an option to purchase 500,000 shares of common stock. As a result of that grant, 1,105,000 shares of stock remain available under the 2006 plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2006, including:

•       each person or entity who is known by us to own beneficially more than 5% of any class of outstanding voting securities;

•       each named executive officer and each director;

•       all of our executive officers and directors as a group; and

•       each other stockholder selling shares in this offering.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains an address c/o Houston Wire & Cable Company, 10201 North Loop East, Houston, Texas 77029.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after December 31, 2006 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering (Assuming No Exercise of Over- Allotment Option)			Beneficial Ownership After Offering (Assuming Over-Allotment Option Is Exercised In Full)
	Common Stock			Common Stock			Common Stock
Beneficial Owner	Number of Shares	Percentage	Shares Offered Hereby	Number of Shares	Percentage	Shares Offered in Over- Allotment (If Exercised)	Number of Shares	Percentage
5% Stockholders
Code, Hennessy & Simmons II, L.P. (1)	7,908,714	37.9%	4,314,542	3,594,172	17.2%	825,000	2,769,172	13.3%
Wells Fargo and Company(2)	1,875,796	9.0%	—	1,875,796	9.0%	—	1,875,796	9.0%
Gilder, Gagnon, Howe & Co., LLC(3)	1,073,763	5.1%	—	1,073,763	5.1%	—	1,073,763	5.1%
Executive Officers and Directors
Charles A. Sorrentino	1,504,438	7.2%	200,000	1,304,438	6.3%	—	1,304,438	6.3%
Nicol G. Graham(4)	202,400	*	40,000	162,400	*	—	162,400	*
I. Stewart Farwell	2,000	—	—	2,000	*	—	2,000	*
Peter M. Gotsch(5)	7,908,714	37.9%	4,314,542	3,594,172	17.2%	825,000	2,769,172	13.3%
Robert G. Hogan	1,000	*	—	1,000	*	—	1,000	*
Wilson B. Sexton	25,000	*	—	25,000	*	—	25,000	*
William H. Sheffield	—	—	—	—	—	—	—	—
Scott L. Thompson	—	—	—	—	—	—	—	—
All directors and executive officers as a group (8 persons)	9,643,552	46.2%	4,554,542	5,089,010	24.4%	825,000	4,264,010	20.4%
Other Selling Stockholders
Steven R. Brown	32,024	*	22,024	10,000	*	—	10,000	*
Allan Coleman	201,567	*	161,253	40,314	*	—	40,314	*
Marcus George	8,000	*	8,000	—	—	—	—	—
David O. Hawkins	22,024	*	16,500	5,524	*	—	5,524	*
Heller Financial, Inc.	19,801	*	19,801	—	—	—	—	—
Tracy A. Hogan	1,977	*	1,977	—	—	—	—	—
HW Investors	79,890	*	49,006	30,884	*	—	30,884	*
Michael L. Keesey	5,625	*	5,625	—	—	—	—	—
Peter Leeb	201,567	*	196,567	5,000	*	—	5,000	*
Edward M. Lhee	11,250	*	10,000	1,250	*	—	1,250	*
Richard A. Lobo	25,474	*	10,974	14,500	*	—	14,500	*
John E. Myers	441,880	2.1%	441,880	—	—	—	—	—
Paige Walsh	1,851	*	1,851	—	—	—	—	—

*                     Less than 1%

(1)             Code, Hennessy & Simmons II, Inc. is the general partner of CHS Management II, L.P., which in turn is the general partner of Code, Hennessy & Simmons II, L.P. Code, Hennessy & Simmons II, Inc. and CHS Management II, L.P. may be deemed to beneficially own these shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. The shareholders and officers of Code, Hennessy & Simmons II, Inc. are Andrew W. Code, Daniel J. Hennessy and Brian P. Simmons. Messrs. Code, Hennessy and Simmons may be deemed to beneficially own these shares due to the fact that they share investment and voting control over shares held by Code, Hennessy & Simmons II, L.P., but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(2)             As reported on Schedule 13G dated January 26, 2007.

(3)             As reported on Amendment No. 1 to Schedule 13G dated February 14, 2007.

(4)             Includes 103,772 shares owned by the Nicol Gordon Graham IRA—Chase Bank and 3,375 shares issuable upon the exercise of options that could be exercised within 60 days after December 31, 2006.

(5)             Mr. Gotsch is a limited partner of CHS Management II, L.P., which is the general partner of Code, Hennessy & Simmons II, L.P., and he disclaims beneficial ownership of the shares in which he does not have a pecuniary interest.

RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES

Executive Officers and Directors

We have entered into various restricted securities agreements with eight current employees, including Charles A. Sorrentino, whose agreement is dated December 31, 1998 and amended June 28, 2000 and April 26, 2006, and Nicol G. Graham, whose agreement is dated September 11, 1997. The agreements apply to any shares of our stock that the employees own or acquire, including shares issued upon exercise of options. Pursuant to these agreements Messrs. Sorrentino and Graham are limited in their ability to sell shares in the open market. These agreements provide Messrs. Sorrentino and Graham the rights to include their shares of our common stock in future registration statements that we file. The agreements with Messrs. Sorrentino and Graham may be terminated upon the mutual agreement of the Company, Code, Hennessy & Simmons II, L.P. and the executive or another holder of 70% or more of the securities issued to the executive. In addition, the agreements terminate automatically upon a sale of the Company, other than in a public offering. The agreements contain rights in favor of us and Code, Hennessy & Simmons II, L.P. to repurchase shares held by these employees upon termination of employment and are otherwise similar to provisions contained in our Investor Securities Agreement and are summarized under “—Investor Securities Agreement” below.

Peter M. Gotsch is a limited partner of CHS Management II, L.P. (See Relationship with Code, Hennessy & Simmons II, L.P. below)

Relationship with Code, Hennessy & Simmons II, L.P.

We entered into a management agreement in 1997 with CHS Management II, L.P., which is an affiliate of Code, Hennessy & Simmons II, L.P., our largest stockholder. The management agreement provided for CHS Management II to provide us with management services, for which we paid to CHS Management II an annual management fee of $500,000 in monthly installments. The management agreement also provided for us to reimburse CHS Management II for reasonable direct expenses incurred in providing management services to us. The management agreement was terminated in connection with the initial public offering in June 2006.

In connection with the initial public offering, we entered into a registration rights agreement with Code, Hennessy & Simmons II, L.P. The agreement provides that, at the request of Code, Hennessy & Simmons II, L.P., we will register under the Securities Act any shares of common stock currently held or later acquired by Code, Hennessy & Simmons II, L.P. for sale in accordance with its intended method of disposition. This offering is being made pursuant to such a demand by Code, Hennessy & Simmons II, L.P. Code, Hennessy & Simmons II, L.P. also has the right to include the shares of our common stock that it holds in registrations of common stock that we initiate on our own behalf or on behalf of other stockholders. See “Description of Capital Stock, Certificate of Incorporation and By-Laws—Registration Rights.”

Investor Securities Agreement

In 1997, we entered into an Investor Securities Agreement with Code, Hennessy & Simmons II, L.P. and all of our non-employee stockholders to provide for certain restrictions on the disposition of our common stock and to agree to other matters regarding the ownership and transfer of our shares, including rights of first refusal in favor of us and Code, Hennessy & Simmons II, L.P. and restrictions on transfer without board approval or to a competitor. Although a number of the provisions in the Investor Securities Agreement terminated upon completion of our public offering in June 2006, other provisions remain in effect. The Investor Securities Agreement may be terminated upon the mutual agreement of the Company and the holders of more than 70% of our outstanding shares of common stock. It also terminates automatically upon a sale of the Company other than in a public offering.

The stockholders who are parties to the Investor Securities Agreement have registration rights similar to those we granted to Messrs. Sorrentino and Graham and to certain other current and former employees under their restricted securities agreements. These rights provide that, when a registration statement is filed with the SEC registering shares of our common stock, then the stockholders having registration rights may require us to include shares owned by them in the registration. If the registration includes shares offered by Code, Hennessy & Simmons II, L.P., then each stockholder may include the same percentage of his or her shares as Code Hennessy & Simmons is including of its shares. Our obligation to register shares is subject to certain limitations. Among other things, if any stockholder exercises this registration right, then we may elect not to proceed with a registration. If any underwriter advises us that the number of shares requested to be included in the registration would adversely affect the offering, then we may reduce the number of shares offered by stockholders that are included in the registration. We must pay all expenses incurred in connection with the registration, except that the selling stockholders must bear the underwriting and brokerage discounts and commissions on the sale of their shares and the fees of their own lawyers, accountants and other advisers.

The parties to the Investor Securities Agreement, as well as all employees having restricted securities agreements, have agreed to limit their sales of our stock in the open market for as long as Code, Hennessy & Simmons II, L.P. continues to own more than 30% of our outstanding stock. These limitations apply to any calendar quarter during which we are subject to a standstill agreement with underwriters, and to the immediately following calendar quarter. A standstill agreement is an agreement we enter into in connection with any public offering or other public sale of our stock that limits our right to offer or sell our stock except in such offering or sale. The provisions of the Investor Securities Agreements and restricted securities agreements effectively limit the aggregate number of shares of our stock that may be sold during the relevant calendar quarters by all current stockholders to 1% of our outstanding common stock. Following this offering, Code, Hennessy & Simmons II, L.P. will no longer own more than 30% of our outstanding stock; therefore, the limitations described in this paragraph terminate upon the closing of this offering.

Indebtedness and Payments to Related Parties

In 1997, we issued approximately $9.0 million of 14.0% junior subordinated promissory notes due 2007 to certain of our stockholders and officers, including Code, Hennessy & Simmons II, L.P. and Nicol G. Graham. We repaid a portion of these notes in 2004 and the balance in 2005. In 2005 we paid interest on these notes to Code, Hennessy & Simmons II, L.P. and Mr. Graham in the amounts of $5,570,000 and $88,000, respectively. There is currently no indebtedness to related parties.

In December 2005, we declared a $20.0 million special dividend in order to provide a return on investment to our stockholders, to whom we had not previously paid any dividends. We were under no contractual or other obligation to distribute the dividend. We distributed the dividend to our stockholders in proportion to their ownership percentages of our stock. Accordingly, Code, Hennessy & Simmons II, L.P. received a dividend payment of $15,296,052, Mr. Sorrentino received a dividend payment of $1,932,281 and Mr. Graham received a dividend payment of $249,026. We borrowed substantially all of the funds needed to pay the dividend under our revolving credit facility, which is with lenders that are not related to us.

DESCRIPTION OF CAPITAL STOCK,
CERTIFICATE OF INCORPORATION AND BY-LAWS

General Matters

Our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. We have outstanding 20,867,172 shares of common stock, options to purchase 437,063 shares of common stock and no shares of preferred stock outstanding. As of March 1, 2007, we had approximately 30 stockholders of record. This does not include persons who hold our common stock in nominee or “street name” accounts through brokers or banks.

The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors.

These provisions include elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings and advance notice procedures for stockholder proposals.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

•        Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

•        Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. Our board of directors currently intends to retain any future earnings for reinvestment in our business. In any event, any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, including the restrictions contained in the agreements governing our outstanding indebtedness and any other factors our board of directors deems relevant.

•        Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

•        Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•        Merger. In the event we merge or consolidate with or into another entity, holders of each share of common stock will be entitled to receive the same per share consideration.

Our common stock is quoted on The Nasdaq Global Market under the symbol “HWCC.”

Preferred Stock

Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after the closing of this offering. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

We have entered into a registration rights agreement with Code, Hennessy & Simmons II, L.P. The agreement provides that, upon the request of Code Hennessy & Simmons, we will register under the Securities Act any of the shares of our common stock held by Code Hennessy & Simmons for sale in accordance with Code Hennessy & Simmons’ intended method of disposition, and will take other actions as are necessary to permit the sale of the shares in various jurisdictions. Our obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights. Until June 2013, Code Hennessy & Simmons may demand registration not more than twice in any twelve-month period, as long as the demand covers a specified minimum number of shares and Code Hennessy & Simmons (along with its transferees) owns at least 5% of our common stock. Code Hennessy & Simmons’ right to demand registration is subject to certain conditions, including the release from or expiration of the 180-day lockup agreement with our underwriters. Code Hennessy & Simmons also has the right, until June 2013, to include any or all of the shares of our common stock it owns in other registrations of our common stock (whether those registrations are initiated by us or by other stockholders). We will pay all expenses in connection with a registration made on Code Hennessy & Simmons’ demand or if Code Hennessy & Simmons exercises its rights to include shares in a registration statement initiated by us or a third party, except that Code Hennessy & Simmons will pay the underwriting discount. Upon notice, Code Hennessy & Simmons may transfer its rights under the registration rights agreement to purchasers or transferees of at least (i) 20% or more of the initial shares of common stock owned by Code Hennessy & Simmons or (ii) if less, all of the remaining shares owned by Code Hennessy & Simmons under certain circumstances. The registration rights agreement contains indemnification and contribution provisions (i) by Code Hennessy & Simmons for our benefit and the benefit of related persons and (ii) by us for the benefit of Code Hennessy & Simmons and related persons, as well as any underwriter. This offering is a demand registration by Code Hennessy & Simmons pursuant to the registration rights agreement.

Our Investor Securities Agreement and restricted securities agreements with current and former employees give some of our existing stockholders the right to include their shares of common stock in any registration we file with the SEC. See “Relationships and Transactions with Related Parties.”

Other Provisions of Our Certificate of Incorporation and By-Laws

Elimination of Stockholder Action through Written Consent.   Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the Ability to Call Special Meetings.   Our certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance Notice Procedures for Stockholder Proposals.   Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting and upon giving of notice and provided that the stockholder has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Anti-Takeover Effects of Delaware Law

We are subject to provisions of the Delaware General Corporation Law that prohibit a publicly-held Delaware corporation from engaging in any “business combination” transaction with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•        prior to this date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining this status;

•        upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to this time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within the past three years owned 15% or more of a corporation’s voting stock. However, in the case of our company, Code Hennessy & Simmons and its affiliates will not be deemed to be “interested stockholders” regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and by-laws limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provide that we will indemnify our officers and directors to the fullest extent permitted by this law. In addition, we have entered into individual indemnification agreements with each of our directors confirming our obligations under our certificate of incorporation and by-laws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company and its telephone number is 800-937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. As of March 1, 2007, we had, and upon completion of this offering, we will have, outstanding an aggregate of 20,867,172 shares of common stock, assuming no exercise of outstanding options. Of these shares, the 15,275,000 shares sold in this offering and our initial public offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. Shares of common stock held by persons who were stockholders of our company prior to the June 2006 initial public offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Lock-Up Agreements

We, our directors and executive officers and the selling stockholders are subject to lock-up agreements with the underwriters. Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or the selling stockholders may dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These agreements permit our executive officers to sell up to an aggregate of 102,000 shares following the offering. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, William Blair & Company, L.L.C. may, in its sole discretion, release all or some of the securities from these lock-up agreements. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•        one percent of the number of shares of common stock then outstanding; or

•        the average weekly trading volume of the common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

Sales of shares of common stock under Rule 144 may also be subject to manner of sale provisions and notice requirements and will be subject to the availability of current public information about us.

Under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, upon expiration of the lock-up agreements, those shares may be sold immediately.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock Plans

We have registered under the Securities Act 2,045,065 shares of common stock reserved for issuance under our 2006 stock plan and pursuant to all option grants made prior to our initial public offering under the 2000 stock plan. Shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Some of our stockholders have, under some circumstances, the right to require us to register their shares for future sale. See “Description of Capital Stock, Certificate of Incorporation and By-Laws—Registration Rights.”

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from the selling stockholders the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as Sole Book-Running Manager, Robert W. Baird & Co. Incorporated is acting as Co-Lead Manager and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., is acting as Co-Manager for this offering.

Underwriter	Number of Shares
William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Total	5,500,000

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $          per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $           per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about               , 2007. At that time, the underwriters will pay the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

Certain of the selling stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 825,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

We will pay the offering expenses of the selling stockholders, except for the underwriting discount. We estimate that the total expenses for this offering, excluding the underwriting discount, will be approximately $400,000. Code Hennessy & Simmons II, L.P. has agreed to reimburse us for half of the offering expenses we pay in connection with the offering.

We and each of our directors, executive officers and the selling stockholders have agreed, subject to limited exceptions described below, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•        directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act); or

•        enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The 90-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event.

These agreements permit Messrs. Sorrentino and Graham to sell up to 90,000 shares and 12,000 shares, respectively, following this offering. In addition, these agreements do not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession to immediate family members, or (iii) to any trust for the direct or indirect benefit of the transferor or his or her immediate family, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 90 days. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see “Shares Eligible for Future Sale.”

We and certain of the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representative has informed us that, without client authorization, the underwriters will not confirm sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services..

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The Nasdaq Global Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

One or more of the underwriters currently act as a market maker for our common stock and may engage in “passive market making” in such securities on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on The Nasdaq Global Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity’s average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

Our common stock is quoted on The Nasdaq Global Market under the ticker symbol “HWCC.”

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby has been passed upon for us by Schiff Hardin LLP, Chicago, Illinois. Schiff Hardin LLP is also serving as counsel for the selling stockholders. Four partners of Schiff Hardin LLP are general partners in a general partnership that is a limited partner in Code, Hennessy & Simmons II, L.P., which may be deemed to have an aggregate economic interest of $1,034,357 in our shares, assuming a price of $25.34 per share. In addition, two of these partners are partners in HW Investors, a general partnership that owns 79,890 shares of our common stock and is a selling stockholder. Legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement.

We are subject to the information and reporting requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the internet website maintained by the SEC at http://www.sec.gov.

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Houston Wire & Cable Company

We have audited the accompanying consolidated balance sheets of Houston Wire & Cable Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Houston Wire & Cable Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 8 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation.

/s/ Ernst & Young LLP

Houston, Texas
March 9, 2007

Houston Wire & Cable Company

Consolidated Balance Sheets

	December 31,
	2006	2005
	(In thousands, except share data)
Assets
Current assets:
Accounts receivable, net	$52,128	$41,309
Inventories, net	56,329	31,306
Deferred income taxes	1,165	826
Prepaid expenses	450	490
Total current assets	110,072	73,931
Property and equipment, net	2,973	2,733
Goodwill	2,996	2,996
Deferred income taxes	688	1,146
Other assets	135	435
Total assets	$116,864	$81,241
Liabilities and stockholders’ equity
Current liabilities:
Book overdraft	$1,265	$2,119
Trade accounts payable	10,988	8,268
Accrued and other current liabilities	10,358	7,882
Income taxes payable	520	824
Current portion of long-term obligations	—	3,468
Total current liabilities	23,131	22,561
Long-term obligations	12,059	57,938
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized: 20,867,172 shares issued and outstanding at December 31, 2006 and 16,606,672 at December 31, 2005	21	17
Additional paid-in capital	50,979	1,284
Unearned stock compensation	—	(559)
Retained earnings	30,674	—
Total stockholders’ equity	81,674	742
Total liabilities and stockholders’ equity	$116,864	$81,241

The accompanying notes are an integral part of these consolidated financial statements.

Houston Wire & Cable Company
Consolidated Statements of Income

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except share data)
Sales	$323,467	$213,957	$172,723
Cost of sales	231,128	158,240	131,419
Gross profit	92,339	55,717	41,304
Operating expenses:
Salaries and commissions	22,706	18,707	16,665
Other operating expenses	15,975	14,016	12,392
Management fee to stockholder	208	500	501
Litigation settlements	—	(672)	(650)
Depreciation and amortization	376	398	876
Total operating expenses	39,265	32,949	29,784
Operating income	53,074	22,768	11,520
Interest expense	3,075	2,955	3,544
Income before income taxes	49,999	19,813	7,976
Income tax provision	19,325	7,299	3,167
Net income	$30,674	$12,514	$4,809
Earnings per share:
Basic	$1.63	$0.75	$0.29
Diluted	$1.62	$0.75	$0.29
Weighted average common shares outstanding:
Basic	18,875,192	16,606,672	16,350,465
Diluted	18,984,826	16,757,303	16,520,601

The accompanying notes are an integral part of these consolidated financial statements.

Houston Wire & Cable Company

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-In	Unearned Stock	Retained Earnings	Total Stockholders’
	Shares	Amount	Capital	Compensation	(Deficit)	Equity
	(In thousands, except share data)
Balance at December 31, 2003	16,334,078	$16	$5,021	$—	$(1,673)	$3,364
Exercise of stock options	272,594	1	54	—	—	55
Net income	—	—	—	—	4,809	4,809
Balance at December 31, 2004	16,606,672	17	5,075	—	3,136	8,228
Net income	—	—	—	—	12,514	12,514
Issuance of stock options	—	—	559	(559)	—	—
Dividend paid	—	—	(4,350)	—	(15,650)	(20,000)
Balance at December 31, 2005	16,606,672	17	1,284	(559)	—	742
Net income	—	—	—	—	30,674	30,674
Issuance of stock	4,250,000	4	49,896	—	—	49,900
Exercise of stock options	10,500	—	6	—	—	6
Excess tax benefit for stock options	—	—	20	—	—	20
Reclassification for adoption of SFAS 123(R)	—	—	(559)	559	—	—
Amortization of unearned stock compensation	—	—	332	—	—	332
Balance at December 31, 2006	20,867,172	$21	$50,979	$—	$30,674	$81,674

The accompanying notes are an integral part of these consolidated financial statements.

Houston Wire & Cable Company
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
	(In thousands)
Operating activities
Net income	$30,674	$12,514	$4,809
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	376	398	876
Amortization of capitalized loan costs	326	124	125
Amortization of unearned stock compensation	332	—	—
Deferred interest	—	—	2,344
Provision for doubtful accounts	—	13	304
Provision for returns and allowances	211	—	469
Provision for inventory obsolescence	289	(196)	696
(Gain) loss on disposals of property and equipment	1	(11)	2
Deferred income taxes	119	298	387
Changes in operating assets and liabilities:
Accounts receivable	(11,030)	(14,250)	(6,201)
Inventories	(25,312)	(1,274)	(3,627)
Prepaid expenses	40	(74)	(63)
Other assets	(26)	10	(30)
Book overdraft	(854)	(5,944)	7,889
Trade accounts payable	2,720	3,153	1,671
Accrued and other current liabilities	2,476	833	2,282
Income taxes payable	(304)	585	81
Net cash provided by (used in) operating activities	38	(3,821)	12,014
Investing activities
Expenditures for property, plant, and equipment	(623)	(329)	(208)
Proceeds from disposals of property and equipment	6	12	1
Net cash used in investing activities	(617)	(317)	(207)
Financing activities
Borrowings on revolver	332,488	225,022	177,428
Payments on revolver	(367,335)	(205,587)	(175,290)
Borrowings on long-term obligations	—	14,500	—
Payments on long-term obligations	(14,500)	—	—
Payments on junior subordinated debt	—	(9,559)	(14,000)
Payments for financing costs	—	(238)	—
Proceeds from exercise of stock options	6	—	55
Dividends paid	—	(20,000)	—
Proceeds from sale of stock	51,382	—	—
Payment of offering costs	(1,482)	—	—
Excess tax benefit for options	20	—	—
Net cash provided by (used in) financing activities	579	4,138	(11,807)
Net change in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$—	$—	$—
Supplemental disclosures
Cash paid during the year for interest	$2,982	$1,910	$1,044
Cash paid during the year for income taxes	$19,459	$6,356	$2,637

The accompanying notes are an integral part of these consolidated financial statements.

Houston Wire & Cable Company
Notes to Consolidated Financial Statements
December 31, 2006
(in thousands, except per share data)

1.   Organization and Summary of Significant Accounting Policies

Description of Business

Houston Wire & Cable Company (“HWC” or the “Company”), through its wholly owned subsidiaries, HWC Wire & Cable Company, Advantage Wire & Cable and Cable Management Services Inc., distributes specialty electrical wire and cable to the U.S. electrical distribution market through eleven locations in ten states throughout the United States. The Company has no other business activity.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared following accounting principles generally accepted in the United States (“GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of the Company’s financial position and operating results. All significant inter-company balances and transactions have been eliminated.

On March 23, 2006, HWC Holding Corporation amended its certificate of incorporation to change its name to Houston Wire & Cable Company and to increase its authorized capital stock from 10,000 shares of common stock to 100,000 shares of common stock and 5,000 shares of preferred stock. All references to authorized shares in the accompanying consolidated financial statements have been retroactively restated for such increase in authorized shares. Also on March 23, 2006 the Company’s operating subsidiary, Houston Wire & Cable Company, changed its name to HWC Wire & Cable Company.

On May 16, 2006, the Company effected a 1.875-for-1 stock split for its outstanding common stock in the form of a stock dividend. All stockholder equity balances and disclosures in the accompanying consolidated financial statements have been retroactively restated for such stock split.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates are those relating to the allowance for doubtful accounts, the inventory obsolescence reserve, the reserve for returns and allowances, and vendor rebates. These estimates are continually reviewed and adjusted as necessary, but actual results could differ from those estimates.

Earnings per Share

In accordance with Statement of Financial Accounting Standards (“SFAS”) 128, Earnings per Share, basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effects of stock option awards.

Houston Wire & Cable Company
Notes to Consolidated Financial Statements (continued)
December 31, 2006
(in thousands, except per share data)

1.   Organization and Summary of Significant Accounting Policies (continued)

The following reconciles the numerator and denominator used in the calculation of earnings per share:

	Year Ended December 31,
	2006	2005	2004
Numerator:
Net income for basic earnings per share	$30,674	$12,514	$4,809
Effect of dilutive securities	—	—	—
Numerator for diluted earnings per share	$30,674	$12,514	$4,809
Denominator:
Weighted average common shares for basic earnings per share	18,875	16,607	16,350
Effect of dilutive securities	110	150	171
Denominator for diluted earnings per share	18,985	16,757	16,521

Options to purchase 29, 0 and 0 shares of common stock were not included in the diluted net income per share calculation for 2006, 2005 and 2004, respectively, as their inclusion would have been anti-dilutive.

Accounts Receivable

Accounts receivable consists primarily of receivables from customers, less an allowance for doubtful accounts of $490 and $447, and a reserve for returns and allowances of $680 and $469 at December 31, 2006 and 2005, respectively. Consistent with industry practices, we normally require payment from our customers within 30 days. The Company has no contractual repurchase arrangements with its customers. Credit losses have been within management’s expectations.

The following table summarizes the changes in our allowance for doubtful accounts for the past three years (in thousands):

	2006	2005	2004
Balance at beginning of year	$447	$475	$294
Bad debt expense	—	13	304
Write-offs, net of recoveries	43	(41)	(123)
Balance at end of year	$490	$447	$475

Inventories

Inventories are carried at the lower of cost, using the average cost method, or market and consist primarily of goods purchased for resale, less a reserve for obsolescence and unusable items. The reserve for inventory is based upon a number of factors, including the experience of the purchasing and sales departments, age of the inventory, new product offerings, and other factors. Management believes that the

Houston Wire & Cable Company
Notes to Consolidated Financial Statements (continued)
December 31, 2006
(in thousands, except per share data)

1.   Organization and Summary of Significant Accounting Policies (continued)

reserve for inventory may periodically require adjustment as the factors identified above change. The inventory reserve was $1,965 and $1,908 at December 31, 2006 and 2005, respectively.

Vendor Rebates

We account for vendor rebates in accordance with the Emerging Issues Task Force Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount of consideration, payable to us when we achieve any of a number of measures, generally related to the volume level of purchases from our vendors. We account for such rebates as a reduction of the prices of the vendor’s products and therefore as a reduction of inventory until we sell the product, at which time such rebates reduce cost of sales in the accompanying consolidated statements of income. Throughout the year, we estimate the amount of the rebate earned based on our estimate of purchases to date relative to the purchase levels that mark our progress toward earning the rebates. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels.

Property and Equipment

The Company provides for depreciation on a straight-line method over the following estimated useful lives:

Buildings	30 years
Machinery and equipment	3 to 5 years

Leasehold improvements are depreciated over their estimated life or the term of the lease, whichever is shorter. Depreciation expense was approximately $376, $398, and $564 for the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill

The Company accounts for goodwill under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142, goodwill is not amortized but is reviewed annually for impairment, or more frequently if indications of possible impairment exist, by applying a fair value-based test. The Company completes the required annual assessment as of October 1 of each year. The Company has performed the requisite impairment tests for goodwill and has determined that goodwill was not impaired.

Other Assets

Other assets include deferred financing costs of approximately $1,751. The capitalized loan costs are amortized on a straight-line basis over the contractual life of the related debt agreement, which approximates the effective interest method, and such amortization expense is included in interest expense in the accompanying consolidated statements of income. Accumulated amortization at December 31, 2006 and 2005, was approximately $1,639 and $1,313, respectively.

Houston Wire & Cable Company
Notes to Consolidated Financial Statements (continued)
December 31, 2006
(in thousands, except per share data)

1.   Organization and Summary of Significant Accounting Policies (continued)

Estimated future amortization expense for capitalized loan costs through the maturity of the agreement are $42, $29, $29, and $12 for the years 2007 through 2010 respectively.

Self Insurance

The Company retains certain self-insurance risks for both health benefits and property and casualty insurance programs. The Company limits its exposure to these self insurance risks by maintaining excess and aggregate liability coverage. Self insurance reserves are established based on claims filed and estimates of claims incurred but not reported. The estimates are based on information provided to the Company by its claims administrators.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public companies report information about operating segments in annual financial statements and for related disclosures about products and services, geographic areas and major customers. The Company operates in a single operating and reporting segment, sales of specialty wire and cable.

Revenue Recognition, Returns & Allowances

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition in Financial Statements, and the appropriate amendments. SAB 104 requires that four basic criteria must be met before we can recognize revenue:

1.     Persuasive evidence of an arrangement exists;

2.     Delivery has occurred or services have been rendered;

3.     The seller’s price to the buyer is fixed or determinable; and

4.     Collectibility is reasonably assured.

The Company records revenue when customers take delivery of products. Customers may pick up products at any warehouse location, or products may be delivered via third party carriers. Products shipped via third party carriers are considered delivered based on the shipping terms, which are generally FOB shipping point. Normal payment terms are net 30 days. Customers are permitted to return product only on a case-by-case basis. Product exchanges are handled as a credit, with any replacement items being re-invoiced to the customer. Customer returns are recorded as an adjustment to net sales. In the past, customer returns have not been material. The Company has no installation obligations.

The Company may offer volume rebates, which are accrued monthly as an adjustment to net sales.

Houston Wire & Cable Company
Notes to Consolidated Financial Statements (continued)
December 31, 2006
(in thousands, except per share data)

1.   Organization and Summary of Significant Accounting Policies (continued)

Shipping and Handling

The Company incurs shipping and handling costs in the normal course of business. Freight amounts invoiced to customers are included as sales and freight charges are included as a component of cost of sales.

Credit Risk

The Company’s customers are located primarily throughout the United States. One customer accounted for approximately 13%, 11%, and 10% of the Company’s sales in 2006, 2005 and 2004, respectively. The Company performs periodic credit evaluations of its customers and generally does not require collateral.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expenses were $385, $610, and $319 for the years ended December 31, 2006, 2005, and 2004, respectively.

Financial Instruments

The carrying values of the accounts receivable, trade accounts payable and accrued and other current liabilities approximate fair value, due to the short maturity of these instruments. The carrying amount of long term debt approximates fair value as it bears interest at variable rates.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), Share-Based Payment (“SFAS 123(R)”). This new standard requires companies to recognize compensation cost for stock options and other stock-based awards based on their fair value as measured on the grant date. The new standard prohibits companies from accounting for stock-based compensation under the provisions of APB 25.

Effective January 1, 2006 the Company adopted SFAS 123(R) using the prospective transition method and, therefore, the impact on the Company’s net income subsequent to January 1, 2006 includes the remaining amortization of the intrinsic value of existing stock-based awards discussed above, plus the fair value of any future grants.  See Note 8 for additional information.

Prior to January 1, 2006, the Company accounted for its employee stock options under the intrinsic value method described by APB 25. Accordingly, the Company did not record compensation expense for options issued with an exercise price equal to the stock’s fair market price on the grant date. Additionally, the stock compensation expense recorded in 2005 for the stock options granted below the Company’s estimate of its stock’s fair market value was less than $1, as those options were granted on December 30, 2005. As a result of this grant, the Company recorded $559 of unearned compensation that will be amortized over the vesting period of five years.

Houston Wire & Cable Company
Notes to Consolidated Financial Statements (continued)
December 31, 2006
(in thousands, except per share data)

1.   Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are determined by the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not anticipated to have a material impact on our Consolidated Financial Statements.

In March 2006, the EITF reached a consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross versus Net Presentation), which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes, and some types of excise taxes. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 will not impact the Company’s method for recording and reporting these type taxes in its consolidated financial statements, as the Company’s current policy is to report all such taxes on a net basis.

Reclassifications

Certain reclassifications have been made in the 2005 and 2004 financial statements to conform to the current year presentation.

2.   Initial Public Offering

On June 14, 2006, a Registration Statement relating to the Company’s initial public offering of common stock was declared effective by the Securities and Exchange Commission. As a result, the Company issued 4,250 shares of common stock which were subsequently sold to the public for $13.00 per share. Certain selling stockholders sold an additional 5,525 shares which also were resold to the public for $13.00 per share. The Company received net proceeds of $49,900 after deducting the underwriting discount and offering expenses. The net proceeds were used to repay a portion of the outstanding debt.

Houston Wire & Cable Company
Notes to Consolidated Financial Statements (continued)
December 31, 2006
(in thousands, except per share data)

3.   Detail of Selected Balance Sheet Accounts

Property and Equipment

Property and equipment are stated at cost and consist of the following at:

	December 31,
	2006	2005
Land	$617	$617
Buildings	2,057	2,057
Machinery and equipment	5,162	4,613
	7,836	7,287
Less accumulated depreciation	4,863	4,554
	$2,973	$2,733

Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following at:

	December 31,
	2006	2005
Customer rebates	$4,094	$2,292
Payroll, commissions, and bonuses	2,325	2,096
Accrued inventory purchases	357	900
Other	3,582	2,594
	$10,358	$7,882

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

4.   Long-Term Obligations

HWC has a loan and security agreement (“Agreement”) with Bank of America and one other syndication bank (“Lender”). The Agreement is guaranteed by HWC through the pledge of its interest in the capital stock of HWC Wire & Cable Company. Additionally, the Company has provided to the Lender a security interest in all of its assets, including accounts receivable, inventory, and all assets owned by the Company and HWC Wire & Cable Company. The Agreement, which matures May 21, 2010, consists of a $45,000 revolving loan (“Revolver”) with interest at the Lender’s base interest rate.

Portions of the outstanding loan under the Agreement may be converted to LIBOR loans in minimum amounts of $1,000 and integral multiples of $100. Upon such conversion, interest is payable at LIBOR plus 0.75%. The Company has entered into a series of one-month LIBOR loans, which upon maturity are either rolled back into the Revolver or renewed under a new LIBOR contract.

The Agreement includes, among other things, covenants that require the Company to maintain certain minimum financial ratios. Additionally, the Agreement allows the Company to pay dividends not to exceed $20,000, limits capital expenditures and requires that 75% of the Excess Cash Flow (as defined) commencing with the fiscal year ending December 31, 2006, be used to reduce indebtedness. The Company is in compliance with the financial covenants governing its indebtedness.

In 1997, the Company issued approximately $9,000 of Junior Subordinated Promissory Notes (the “Notes”), which bore interest at a rate of 14% per annum to certain stockholders and officers of the Company. On May 22 of each year, accrued interest was rolled into the principal amount of the Notes. The principal amount of the Notes, together with all unpaid interest accrued was due and payable on May 22, 2007.

On May 13, 2004, and on December 30, 2004, the Company made equal payments of $7,000 to reduce the borrowings under the Notes. Substantially all of the December 30, 2004 $7,000 payment had not cleared the Company’s operating bank account at December 31, 2004, which resulted in an increase in the Company’s book overdraft of approximately $6,722. Since the book overdraft was funded by the Company’s Revolver in January 2005, this book overdraft has been included in long-term obligations in the accompanying consolidated balance sheet at December 31, 2004.

On June 1, 2005 the Company made an additional payment of $6,000 and on November 10, 2005 paid the remaining balance of all principal and interest due in the amount of approximately $4,319.

The Company’s borrowings and related weighted average interest rates consisted of the following:

	Weighted Average
	Interest Rate
	at December 31,	December 31,
	2006	2006	2005
Revolver loan	6.49%	$12,059	$46,906
Term A loan	—%	—	4,500
Term B loan	—%	—	10,000
		12,059	61,406
Less current portion		—	3,468
Long term obligations		$12,059	$57,938

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

4.   Long-Term Obligations (continued)

During 2006, the Company had an average available borrowing capacity of approximately $25,275. This average was computed from the monthly borrowing base certificates prepared for the Lender. At December 31, 2006 the Company had available borrowing capacity of approximately $32,941 under the terms of the Agreement. Under the Agreement, the Company is obligated to pay an unused facility fee of 0.2% computed on a daily basis. During the years ended December 31, 2006, 2005 and 2004, the Company paid approximately $83, $69, and $91, respectively, for the unused facility.

Principal repayment obligations for succeeding fiscal years are as follows:

2007	$—
2008	—
2009	—
2010	12,059
Total	$12,059

5.   Income Taxes

The provision (benefit) for income taxes consists of:

	Year Ended December 31,
	2006	2005	2004
Current:
Federal	$16,592	$6,070	$2,420
State	2,614	931	360
Total	19,206	7,001	2,780
Deferred:
Federal	108	294	392
State	11	4	(5)
Total deferred	119	298	387
Total	$19,325	$7,299	$3,167

A reconciliation of the U.S. Federal statutory tax rate to the effective tax rate on income before taxes is as follows:

	Year ended December 31,
	2006	2005	2004
Federal statutory rate	35.0%	35.0%	34.0%
State taxes, net of federal benefit	3.4%	3.6%	3.9%
Non-deductible items	0.2%	0.5%	1.8%
Litigation settlement	—	(1.2)%	—
Other	0.1%	(1.1)%	—
Total effective tax rate	38.7%	36.8%	39.7%

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

5.   Income Taxes (continued)

Significant components of the Company’s deferred tax assets were as follows:

	Year Ended December 31,
	2006	2005
Deferred tax assets:
Property and equipment	$548	$584
Goodwill	140	242
Uniform capitalization adjustment	360	390
Inventory reserve	545	523
Capital loss carryover	48	48
Allowance for doubtful accounts	189	172
Other	71	61
Total deferred tax assets	1,901	2,020
Less valuation allowance	48	48
Net deferred tax assets	$1,853	$1,972

The Company has a U.S. capital loss carryover of approximately $130 at December 31, 2006, that, if not utilized, will expire beginning 2007. The Company has provided a valuation allowance against this U.S capital loss carryover since it does not believe that it is more likely than not that this deferred tax asset will be realized prior to its expiration.

6.   Related-Party Transactions

HWC had a management services agreement with an affiliate of the majority stockholder of the Company that provided for the payment of monthly management fees of approximately $42 and the reimbursement of certain expenses. Management fees and expenses of $208, $500, and $501, were incurred and paid under this agreement for the years ended December 31, 2006, 2005 and 2004, respectively. Contemporaneous with the IPO, the management services agreement was cancelled.

As discussed in Note 4 above, the Company issued Junior Subordinated Promissory Notes in 1997. These Notes were held by the majority stockholder and certain other stockholders and officers of the Company.

7.   Employee Benefit Plans

A combination profit-sharing plan and salary deferral plan (the “Plan”) is provided for the benefit of HWC’s employees. Employees who are eligible to participate in the Plan can contribute a percentage of their base compensation, up to the maximum percentage allowable not to exceed the limits of Internal Revenue Code Sections 401(k), 404, and 415, subject to the IRS-imposed dollar limit. Employee contributions are invested in certain equity and fixed-income securities, based on employee elections. Effective January 1, 2005, the Board of Directors approved a Company match of an employee’s contributions up to a maximum of 50% of the first 4% of each employee’s compensation. Effective January 1, 2006, the Company’s match increased to 50% of the employee’s first 5% of contributions. The Company’s match for the years ended December 31, 2006, 2005 and 2004 was $351, $238, and $4 respectively. Effective January 1, 2007, the Company adopted the Safe Harbor provisions of the Internal Revenue

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

7.   Employee Benefit Plans (continued)

Code, whereby contributions up to the first 3% of an employee’s compensation are matched 100% by the Company and the next 2% are matched 50% by the Company.

8.   Stock Option Plan and Dividends

On March 23, 2006, the Company adopted the 2006 Stock Plan to provide incentives for certain key employees and directors through awards and the exercise of options. The 2006 Stock Plan provides for options to be granted at the fair market value of the Company’s common stock at the date of grant and may be either nonqualified stock options or incentive stock options as defined by Section 422 of the Code. Under the 2006 Stock Plan a maximum of 1,800 shares may be issued to designated participants. The maximum number of shares available to any one participant in any one calendar year is 500.

On December 29, 2005, the Directors of the Company declared a dividend on the Company’s shares of common stock in the amount of approximately $1.21 per share for an aggregate dividend of $20 million. This dividend was paid to the holders of record of its common stock on December 30, 2005.

In 2000, the Company adopted a stock option plan (the “2000 Plan”) to provide incentives for certain key employees and directors through awards and the exercise of options. The 2000 Plan provides for options to be granted at the fair market value of the Company’s common stock at the date of the grant and may be either nonqualified stock options or incentive stock options as defined by Section 422 of the Internal Revenue Code of 1986 (the “Code”), as amended.

The 2000 Plan was amended on December 30, 2005, increasing the maximum number of shares available to be issued to designated participants from 186 shares to 469 shares. The maximum number of shares available to any one participant is 47 shares in any one calendar year. In connection with the adoption of the 2006 Stock Plan, the Board of Directors resolved that no further options would be granted under the 2000 Plan.

In 1998, the Company adopted a stock option plan (the “1998 Plan”) to provide incentives for certain key employees and directors through awards and the exercise of options. The 1998 Plan provides for options to be granted at the fair market value of the Company’s common stock on the date of grant and may be either nonqualified stock options or incentive stock options as defined by Section 422 of the Code, as amended. On October 29, 2000, the 1998 Plan was amended to increase the number of shares available to be issued from 200 shares to 847 shares. The maximum number of shares available to any one participant was increased from 180 shares to 281 shares in any one calendar year.

Adoption of SFAS 123(R)

The Company has granted options to purchase its common stock to employees and directors of the Company under various stock option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term not exceeding ten years and may be forfeited in the event the employee or director terminates, other than by retirement, his or her employment or relationship with the Company. Options granted to employees generally vest over three to five years, and options granted to directors generally vest one year after the date of grant. All option plans contain anti-dilutive provisions that permit an adjustment of the number of shares of the Company’s common stock represented by each option for any change in capitalization.

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

8.   Stock Option Plan and Dividends (continued)

The Company adopted the fair value recognition provisions of SFAS 123(R) on January 1, 2006, using the prospective transition method. The fair value of the options granted after January 1, 2006 is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ vesting period. Prior to adoption of SFAS 123(R), the Company accounted for stock based payments under the  recognition and measurement provisions of APB 25, and related Interpretations, as permitted by SFAS 123. Under the prospective transition method, compensation cost recognized beginning in 2006 includes: (a) compensation cost for all stock based payments granted prior to, but not yet vested as of January 1, 2006, based on the remaining amortization of the intrinsic value of such stock based awards, and (b) compensation cost for all stock based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As permitted by SFAS 123(R), results for prior periods have not been restated.

The fair value of each option awarded is estimated on the date of grant using a Black-Scholes option-pricing model. Expected volatilities are based on historical volatility on the Company’s stock and the historical volatility of the stock of similar companies, and other factors. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. For options issued in 2006, the following assumptions were used:

Year Ended December 31, 2006
Risk-free interest rate	4.6-5.1%
Expected dividend yield	0.0%
Weighted average expected life	5.5 years
Expected volatility	45%

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. In 2006, $20 of such tax benefits were reflected in financing cash flows.

The total intrinsic value of options exercised during the year ended December 31, 2006 was $131.

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

8.   Stock Option Plan and Dividends (continued)

The following summarizes stock option activity and related information:

	2006
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding—Beginning of year	256	$1.30
Granted	195	20.04
Exercised	(10)	(0.53)
Forfeitures	(4)	(1.87)
Expired	—	—
Outstanding—End of year	437	$9.67	$5,018
Exercisable—End of year	139	$0.81	$2,784
Weighted average fair value of options granted during the year	$9.63

A summary of the Company’s nonvested options at December 31, 2006, and changes during the twelve months then ended, is presented below:

	Options	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2006	158	$3.87
Granted	195	9.63
Vested	(51)	2.38
Forfeited	(4)	4.15
Nonvested at December 31, 2006	298	$7.89

Vesting dates range from January 1, 2007 to December 20, 2011, and expiration dates range from June 26, 2010 to December 19, 2016 at exercise prices and average contractual lives as follows:

Exercise Prices	Outstanding as of 12/31/06	Weighted Average Remaining Contractual Life	Exercisable as of 12/31/06	Weighted Average Remaining Contractual Life
$0.53	152	5.10	121	4.77
$2.67	90	9.00	18	9.00
$13.00	15	9.47	—	—
$16.98	30	9.55	—	—
$17.98	15	9.61	—	—
$21.73	135	9.97	—	—
	437	8.01	139	5.32

Total stock-based compensation cost was $332 for the year ended December 31, 2006. Total income tax benefit recognized for stock-based compensation arrangements was $126 for the year ended December 31, 2006. No stock-based compensation costs were incurred during the years ended December 31, 2005 and 2004.

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

8.   Stock Option Plan and Dividends (continued)

As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized $220 of additional stock-based compensation expense related to stock options during the year ended December 31, 2006. The Company’s income before income taxes and net income for the year ended December 31, 2006, were therefore $220 and $136, respectively, lower than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share were $0.01 lower for the year ended December 31, 2006, than if the Company had continued to account for the stock-based compensation under APB 25.

As of December 31, 2006, there was $2,094 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. The cost is expected to be recognized over a weighted average period of approximately fifty-one months. There were 1,605 shares available for future grants under the various option plans at December 31, 2006. The Company generally issues new shares when options are exercised.

The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $121, $3 and $3 respectively.

9.   Commitments and Contingencies

The Company has entered into operating leases, primarily for warehouse and office facilities. These operating leases frequently include renewal options at the fair rental value at that time. For leases with step rent provisions, whereby the rental payments increase incrementally over the life of the lease, we recognize the total minimum lease payments on a straight line basis over the minimum lease term. Rent expense was approximately $1,737 in 2006, $1,611 in 2005 and $1,632 in 2004. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006:

2007	$2,172
2008	2,131
2009	1,962
2010	1,480
2011	1,521
Thereafter	1,854
Total minimum lease payments	$11,120

The Company had aggregate purchase commitments for inventory of approximately $37,675 at December 31, 2006.

During 2004, HWC settled a lawsuit with a vendor, in regards to a prior inventory purchase, which resulted in the receipt of $650, which is included in litigation settlements in the accompanying 2004 consolidated statement of income.

In September 2000, HWC lost a court case brought by a vendor for alleged breach of contract. The jury found in favor of the vendor and awarded the vendor the sum of $1,300 plus accrued interest, which totaled approximately $1,600. The breach of contract occurred prior to the acquisition of the Company from its previous owner (“ALLTEL”). In 2001, HWC filed suit against ALLTEL under the terms of the purchase agreement, in which HWC is to be indemnified by ALLTEL, for any liability either disclosed or

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

9.   Commitments and Contingencies (continued)

undisclosed in the agreement of sale. In October 2004, the court rendered its verdict on the suit. HWC was awarded approximately $672 for ALLTEL’s breach under one portion of the suit which amount was received in January 2005 and included in litigation settlements in the accompanying 2005 statement of income, while the court found in favor of ALLTEL on the second portion of the suit. HWC appealed the decision on the second portion of the suit, but this decision was affirmed by the Illinois Appellate Court in March 2006.

HWC, along with many other defendants, have been named in a number of lawsuits in the state courts of Minnesota, North Dakota and South Dakota alleging that certain wire and cable which may have contained asbestos caused injury to the plaintiffs who were exposed to this wire and cable. These lawsuits are individual personal injury suits that seek unspecified amounts of money damages as the sole remedy. It is not clear whether the alleged injuries occurred as a result of the wire and cable in question or whether HWC, in fact, distributed the wire and cable alleged to have caused any injuries. In addition, HWC did not manufacture any of the wire and cable at issue, and HWC would rely on any warranties from the manufacturers of such cable if it were determined that any of the wire or cable that HWC distributed contained asbestos which caused injury to any of these plaintiffs. In connection with ALLTEL’s sale of the company in 1997, ALLTEL provided indemnities with respect to costs and damages associated with these claims that HWC believes it could enforce if its insurance coverage proves inadequate. In addition, HWC maintains general liability insurance that has applied to these claims. To date, all costs associated with these claims have been covered by the applicable insurance policies and all defense of these claims has been handled by the applicable insurance companies.

In addition to the foregoing cases, there are no legal proceedings pending against or involving the Company that, in management’s opinion, based on the current known facts and circumstances, are expected to have a material adverse effect on the Company’s consolidated financial position, cash flows, or results from operations.

Pursuant to a registration rights agreement between the Company and a certain stockholder, such stockholder has the right to request registration of certain shares and require the Company to bear the applicable offering expenses of such registration.

10.   Subsequent Event

On March 9, 2007, the Company granted 500,000 options to purchase shares of its common stock to the Company’s chief executive officer with an exercise price of the fair market value of the Company’s stock at the close of trading on March 9, 2007. These options have a contractual life of ten years and vest 50% after four years from the date of grant and 50% after five years of the date grant, provided that in the event of death or permanent disability, such options would vest proportionally based on the days served from the date of grant.

Notes to Consolidated Financial Statements (continued)
(in thousands, except per share data)

11.   Select Quarterly Financial Data (unaudited)

The following table presents our unaudited quarterly results of operations for each of our last eight quarters ended December 31, 2006. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
(In thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME:

Sales	$43,106	$46,652	$58,321	$65,878	$66,428	$84,184	$89,963	$82,892
Gross profit	$11,157	$12,053	$15,136	$17,371	$17,991	$24,527	$26,203	$23,618
Operating income	$3,897	$4,271	$6,889	$7,711	$8,953	$14,563	$15,857	$13,701
Net income	$2,011	$2,240	$3,904	$4,359	$4,802	$8,254	$9,468	$8,150
Earnings per share:
Basic	$0.12	$0.13	$0.24	$0.26	$0.29	$0.48	$0.45	$0.39
Diluted	$0.12	$0.13	$0.23	$0.26	$0.29	$0.48	$0.45	$0.39

5,500,000 Shares

Common Stock

PROSPECTUS

                , 2007

William Blair & Company	Robert W. Baird & Co.
BB&T Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the issuance and distribution of the common stock being registered. Except as otherwise noted, the registrant will pay all of those amounts. Code, Hennessy & Simmons II, L.P. has agreed to reimburse us for half of these amounts. All amounts shown below are estimates, except the registration fee:

Registration fee of Securities and Exchange Commission	$5,024
NASD filing fee	16,863
Accountants’ fees and expenses	125,000
Legal fees and expenses	175,000
Printing expenses	50,000
Transfer agent fees and expenses	1,000
Miscellaneous	27,113
TOTAL	$400,000

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

The registrant’s certificate of incorporation and bylaws provide in effect that the registrant shall indemnify its directors and officers to the full extent permitted by the Delaware law. Section 145 of the Delaware law provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the Delaware law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the Delaware law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

The registrant has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors. In addition, we have entered into individual indemnification agreements with each of our directors confirming our obligations under our certificate of incorporation and by-laws.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, the only securities we issued were (i) shares of our common stock in our June 2006 initial public offering, (ii) stock options granted to our employees under our stock option plans and (iii) shares of our common stock upon the exercise of outstanding options. Except for our June 2006 initial public offering and any issuance or exercise of options following the effectiveness of our Registration Statement on Form S-8 (Registration No. 333-135777) on July 14, 2006, none of these transactions was registered under the Securities Act, as amended.

The following represents the common stock we issued in the three years preceding the filing of the registration statement for our June 2006 initial public offering (all share numbers in this Item 15 are before our 1.875-for-1 stock split in May 2006):

Buyer	Date of Sale	Amount of Securities Sold	Consideration
Charles A. Sorrentino	12/10/04	145,183	$54,443.63
David M. Cathcart	12/14/04	200	200.00
Jeffrey Fisher	1/27/06	1,400	1,400.00
Nicol G. Graham	1/31/06	2,800	2,800.00
Terry Smith-Stallard	2/3/06	1,400	1,400.00

In each case the shares indicated were issued in connection with the exercise of outstanding options held by our employees. On January 1, 2004, we granted certain of our employees options to purchase an aggregate of 32,000 shares of our common stock with an aggregate exercise price of $32,000. On December 31, 2005, we granted certain of our employees options to purchase an aggregate of 49,000 shares of our common stock with an aggregate exercise price of $245,000.

Except for our June 2006 initial public offering, none of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

(a)   The Exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement on page II-5 hereof.

(b)       All financial statement schedules are omitted because they are not applicable or not required, or because the required information is provided in our consolidated financial statements or accompanying notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 26th day of March, 2007.

HOUSTON WIRE & CABLE COMPANY
(Registrant)
By:	/s/ NICOL G. GRAHAM
Nicol G. Graham
Chief Financial Officer, Treasurer,
Secretary and Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	SIGNATURE	TITLE	DATE
	/s/ CHARLES A. SORRENTINO	President, Chief Executive Officer and	March 26, 2007
	Charles A. Sorrentino	Director
	/s/ NICOL G. GRAHAM	Chief Financial Officer, Treasurer, Secretary	March 26, 2007
	Nicol G. Graham	and Vice President (Chief Accounting Officer)
	/s/ I. STEWART FARWELL*	Director	March 26, 2007
I. Stewart Farwell
	/s/ PETER M. GOTSCH*	Director and Chairman of the Board	March 26, 2007
Peter M. Gotsch
	/s/ ROBERT G. HOGAN*	Director	March 26, 2007
Robert G. Hogan
	/s/ WILSON B. SEXTON*	Director	March 26, 2007
Wilson B. Sexton
	/s/ WILLIAM H. SHEFFIELD*	Director	March 26, 2007
William H. Sheffield
	/s/ SCOTT L. THOMPSON*	Director	March 26, 2007
Scott L. Thompson
*By:	/s/ CHARLES A. SORRENTINO
Charles A. Sorrentino Attorney-in-Fact

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT
1.1	Form of Underwriting Agreement
3.1

Amended and Restated Certificate of Incorporation of Houston Wire & Cable Company (incorporated herein by reference to Exhibit 3.1 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

3.2	By-Laws of Houston Wire & Cable Company (incorporated herein by reference to Exhibit 3.2 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))
4.1

Form of Specimen Common Stock Certificate of Houston Wire & Cable Company (incorporated herein by reference to Exhibit 4.1 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

5.1	Opinion of Schiff Hardin LLP
10.1

Registration Rights Agreement by and between Houston Wire & Cable Company and Code, Hennessy & Simmons II, L.P. (incorporated herein by reference to Exhibit 10.1 to Houston Wire & Cable Company’s Annual Report on Form 10-K for the period ended December 31, 2006)

10.2	Houston Wire & Cable Company 2000 Stock Plan (incorporated herein by reference to Exhibit 10.2 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))
10.3	Houston Wire & Cable Company 2006 Stock Plan (incorporated herein by reference to Exhibit 10.3 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))
10.4

Amended and Restated Loan and Security Agreement, dated as of May 22, 2000, by and among various specified lenders, Fleet Capital Corporation (now Bank of America, Inc.) and HWC Holding Company (now Houston Wire & Cable Company) (incorporated herein by reference to Exhibit 10.4 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.5

First Amendment to Amended and Restated Loan Agreement, dated as of July 13, 2000 (incorporated herein by reference to Exhibit 10.5 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.6

Second Amendment to Amended and Restated Loan Agreement, dated as of May 30, 2001 (incorporated herein by reference to Exhibit 10.6 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.7

Third Amendment to Amended and Restated Loan Agreement, dated as of October 22, 2001 (incorporated herein by reference to Exhibit 10.7 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.8

Fourth Amendment to Amended and Restated Loan Agreement, dated as of December 31, 2002 (incorporated herein by reference to Exhibit 10.8 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.9

Fifth Amendment to Amended and Restated Loan Agreement, dated as of November 19, 2003 (incorporated herein by reference to Exhibit 10.9 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.10

Sixth Amendment to Amended and Restated Loan Agreement, dated as of May 26, 2005 (incorporated herein by reference to Exhibit 10.10 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.11

Seventh Amendment to Amended and Restated Loan Agreement, dated as of December 14, 2005 (incorporated herein by reference to Exhibit 10.11 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.12

Eighth Amendment to Amended and Restated Loan Agreement, dated as of December 30, 2005 (incorporated herein by reference to Exhibit 10.12 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.13

Ninth Amendment to Amended and Restated Loan Agreement, dated as of May 23, 2006 (incorporated herein by reference to Exhibit 10.19 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.14

Tenth Amendment to Amended and Restated Loan Agreement, dated as of November 3, 2006 (incorporated herein by reference to Exhibit 10.1 to Houston Wire & Cable Company’s Current Report on Form 8-K filed November 7, 2006)

10.15

Termination Agreement, dated as of March 23, 2006, by and between HWC Wire & Cable Company and CHS Management II, L.P. (incorporated herein by reference to Exhibit 10.13 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.16

Employment Agreement, dated as of April 26, 2006, by and between Charles A. Sorrentino and Houston Wire & Cable Company (incorporated herein by reference to Exhibit 10.14 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.17

Form of Executive Securities Agreement by and among Code, Hennessy & Simmons II, L.P., HWC Holding Corporation (now Houston Wire & Cable Company) and Executive (referred to herein as the “restricted securities agreement”) (incorporated herein by reference to Exhibit 10.15 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.18

Investor Securities Agreement, dated as of May 22, 1997, by and among Code, Hennessy & Simmons II, L.P., HWC Holding Corporation (now Houston Wire & Cable Company) and various specified investors (incorporated herein by reference to Exhibit 10.16 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.19

Executive Securities Agreement, dated as of December 31, 1998, and amended as of June 28, 2000, and April 26, 2006, by and among Code, Hennessy & Simmons II, L.P., HWC Holding Corporation (now Houston Wire & Cable Company) and Charles A. Sorrentino (incorporated herein by reference to Exhibit 10.17 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.20

Executive Securities Agreement, dated as of September 11, 1997, by and among Code, Hennessy & Simmons II, L.P., HWC Holding Corporation (now Houston Wire & Cable Company) and Nicol G. Graham (incorporated herein by reference to Exhibit 10.18 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))

10.21

Form of Employee Stock Option Agreement under Houston Wire & Cable Company’s 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to Houston Wire & Cable Company’s Current Report on Form 8-K filed December 27, 2006)

10.22

Form of Director Stock Option Agreement under Houston Wire & Cable Company’s 2006 Stock Plan (incorporated herein by reference to Exhibit 10.2 to Houston Wire & Cable Company’s Current Report on Form 8-K filed December 27, 2006)

10.23	Description of Senior Management Bonus Program (incorporated herein by reference to Exhibit 10.3 to Houston Wire & Cable Company’s Current Report on Form 8-K filed December 27, 2006)

10.24	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.24 to Houston Wire & Cable Company’s Annual Report on Form 10-K for the period ended December 31, 2006)
21.1	Subsidiaries of Houston Wire & Cable Company (incorporated herein by reference to Exhibit 21.1 to Houston Wire & Cable Company’s Registration Statement on Form S-1 (Registration No. 333-132703))
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accountants
23.2	Consent of Schiff Hardin LLP (contained in their opinion filed as Exhibit 5.1)
24.1	Powers of Attorney for Messrs. Sorrentino, Graham, Farwell, Gotsch, Hogan, Sexton, Sheffield and Thompson (contained on the signature page of the initial filing of this registration statement)